 KRAMER LEVIN NAFTALIS & FRANKEL   LLP

                Ernest S. Wechsler
                Partner
                Phone   212-715-9211
                Fax   212-715-8000
                ewechsler@KRAMERLEVIN.com

                September 21, 2007

VIA EDGAR and BY FED EX

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F 450 Fifth Street, N.WE.
Washington, D.C. 20549-0406561
Attn:  Kathleen Collins

Re:	BluePhoenix Solutions Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed on March 30, 2007
Form 6-K filed on May 9, 2007
File No. 333-06208

Dear Ms. Collins:

Enclosed is a memorandum (the “Memorandum”) from the Company setting forth responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter to the Company, dated August 2, 2007 (the “Comment Letter”), with respect to (i) the Company’s Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”), which was filed with the Commission on March 30, 2007, and (ii) the Company’s Form 6-K (the “Form 6-K”), which was filed with the Commission on May 9, 2007.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated in the Memorandum below in their entirety, with the responses to each comment set forth immediately under the comment. The headings and numbered paragraphs in the Memorandum correspond to the headings and numbered paragraphs of the Comment Letter. Please note that the Company has included a draft of proposed revisions for a proposed Amendment No. 2 to the Form 20-F (the “Proposed Amendment No. 2”) setting forth the revisions to the Form 20-F described in the Company’s responses to the Staff’s comments.

We are sending courtesy copies of this letter, the Memorandum, and the Proposed Amendment No. 2 to you by Federal Express.

                Regards,

        /s/ Ernest S. Wechsler
                Ernest S. Wechsler

1177 AVENUE NEW YORK NY 10036 PHONE 212-715-9100  FAX 212-715-8000  www.kramerlevin.com
ALSO AT 47 AVENUE HOCHE  75008 PARIS FRANCE

BLUEPHOENIX

Leading Enterprise IT Modernization

M E M O R A N D U M

TO:	Kathleen Collins

FROM:	BluePhoenix Solutions Ltd.

DATE:	September 21, 2007

RE:	BluePhoenix Solutions Ltd. File No. 333-06208

Please find attached BluePhoenix Solutions Ltd.’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter to BluePhoenix Solutions Ltd., dated August 2, 2007.

BLUEPHOENIX

Leading Enterprise IT Modernization

BluePhoenix Solutions Ltd.
Form 20-F for the fiscal year ended December 31.2006

Item 5. Operating and Financial Review and Prospects

Operating Results. page 44

1. There are many instances where two or more sources of a material change have been identified, but the quantitative and/or qualitative factors for each source that contributed to the change were not disclosed (e.g. how the expansion of offshore centers resulted in a reduction to cost of revenues, what contributed to the change in software development costs, etc.). Please tell us how you have considered quantifying and/or qualifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D) of SEC Release 33-6835 and how you intend to comply with such guidance. Similarly, we also note that revenues increased in fiscal 2006 compared to fiscal 2005 due to the “growing realization by major enterprises that are dependent on legacy core systems, of the inevitability of it modernization for staying effective, competitive and efficient.” Tell us how you considered expanding your disclosures to quantify the changed in sales volume and in your product mix.

Company Response:

In response to the Staff’s comment, the Company revised its disclosure in Item 5, “Operating and Financial Review and Prospects—Operating Results” of the Proposed Amendment No. 2 to include the requested additional information.

Liquidity and Capital Resources. page 50

2. We note that your discussion of cash flows from operating activities focuses on changes from non-cash items rather than significant changes in operating assets or liabilities (e.g. the increase in trade receivables of $8.5 million). When preparing the discussion and analysis of cash flows, you should address material changes and the related underlying drivers. In this regard, please tell us how you considered the guidance in Section IV.B of SEC Release 33-8350 and Section III. C of SEC Release 33-6835.

Company Response:

In response to the Staff’s comment, the Company revised its disclosure in Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—How We Have Financed Our Business” of Proposed Amendment No. 2 to include the requested additional information.

Consolidated Statements of Operations. page F-3

3. We note you present revenue from software products and services (i.e. PCS and consulting) as a single line item on the face of the Consolidated Statements of Operations.

1

BLUEPHOENIX

Leading Enterprise IT Modernization

Please tell us how you considered presenting product and services revenues and related costs of revenue as separate line items pursuant to Rule 5- 03(b)1 and 2 of Regulation S-X and Item 17 of Form 20-F. We remind you that the aforementioned Rule does not prohibit allocating revenues between product and services based on reasonable estimates under GAAP, such as VSOE.

Company Response:

In response to the Staff’s comment, the Company revised its presentation in the consolidated statements of operations on page F-3 in Proposed Amendment No. 2 to include product and services revenue separately to comply with Rule 5-03(b)1 and 2 of Regulation S-X and Item 17 of Form 20-F. The Company also amended Item 5, “Operating and Financial Review and Prospects—Operating Results” of Proposed Amendment No. 2 to include the discussion related to that information.

Note 1. Summary of Accounting Principles

K. Recognition of Revenue, page F-14

4. We note your disclosures regarding the Company’s multiple-element arrangements where you indicate that the fair value for post-contract support (PCS) is based on the price charged on separate PCS renewal contracts and the fair value for consulting services is based on standalone sales. Please clarify what you mean by “separate PCS renewal contracts.” Are you referring to stated renewal rates included in a contract or separate sales of PCS? If the former is the case then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. If the latter is the case, then please explain the methodology used to determine vendor specific objective evidence (VSOE) of undelivered elements. Specifically describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, etc.). In your response, please tell us the volume and range of standalone sales used to establish VSOE for each applicable element. Further, address the issue that if your VSOE varies from customer to customer how you can reasonable estimate VSOE. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Company Response:

The Company typically sells its software products and services in standalone contracts for software product licenses, services or Post Contract Support (“PCS”).

The arrangements that include multiple elements are usually arrangements in which the Company sells a software product license and PCS. In 2006, 6.1 % of the Company’s consolidated revenues were generated through sales of licenses and PCS.

2

BLUEPHOENIX

Leading Enterprise IT Modernization

The Company follows paragraph 10 of SOP 97-2, “Software Revenue Recognition,” as amended, and allocates the total fee arrangement to the software and the PCS undelivered element based on vendor-specific objective evidence (“VSOE”). The Company allocates the total fee arrangement based on the guidance set forth in paragraph 57 of SOP 97-2 which states that “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately,” as described below.

The Company calculates the fair value of PCS in two different manners, depending on the circumstances. Fair value is based on either (i) the consistent renewal rate of the PCS stated in the relevant contract, or (ii) the price charged when the PCS is sold separately. In either case, the portion of the fee arrangement allocated to the PCS is recognized as revenues ratably over the term of the PCS arrangement.

VSOE for our solution “Visual MainWin for the Unix and Linux platforms” (“MainWin”) is based on the renewal rate as stated in the specific arrangement. For MainWin licenses sold at a price above $100,000, the renewal rate stated in the contract is based on the PCS price list. This price list has been in use for the past five years. The price is $25,000 per platform in use, and the renewal rate is at the same price.

For licenses that are sold at a price below $100,000, the fee for the PCS stated in the contract is 15% to 20% of the price of the original license sold. All of the customers renewing their maintenance renew at the stated renewal rate.

In 2006, 20% of the arrangements that included software product licenses and PCS were generated by our MainWin solution.

VSOE for solutions other than MainWin is determined using the bell-shaped curve approach by evaluating the price paid for PCS sold separately. Under this method, VSOE of fair value is determined by evaluating the price paid for PCS when sold separately. Most of the annual PCS contracts that are sold separately range in price from 15% to 20% of the previously acquired license. Approximately 82% of the prices for separately sold PCS arrangements fall within 15% of the median price of 17.5% of the previously acquired license. The data volume that the Company uses includes more than 100 annual PCS contracts. The Company does not consider other pricing factors (e.g., geographic region, purchase volume, competitive pricing) in determining the VSOE, since based on the Company’s business history, these other pricing factors do no affect the price of the PCS. Generally, customers’ agreements match the fair value of the PCS as determined by the bell-shaped curve approach. The Company follows the guidance of TPA 5100-55, and accordingly, determines the VSOE using that consistent percentage of the stated license fee of the respective arrangements.

3

BLUEPHOENIX

Leading Enterprise IT Modernization

In 2006, 2.4 % of the Company’s revenues were generated from arrangements under which the Company sold software products and consulting services together as multiple element arrangements. In these cases, the revenues generated from the consulting services were minimal and primarily consisted of short-term implementation services or training. The additional consulting services are usually provided in the same accounting period in which the product is sold, and as such, the revenues from the entire arrangement are recognized in the same accounting period. The price for the additional consulting services is based on the fair value charged for standalone services rendered in a similar geographic region and on the qualification level of the consultant.

In response to the Staff’s comment, the Company revised Note 1.K, “Summary of Significant Accounting Policies—Revenue Recognition” of the financial statements in Proposed Amendment No. 2.

Note 10. Commitments and Contingencies, page F-33

5. We note that your contingent liabilities relating to accrued royalties associated with government grants from the Office of the Chief Scientist amounted to $2.7 million as of December 31, 2006. Please confirm that you accrued for these contingent liabilities during fiscal 2006 and tell us where you recorded this liability in your balance sheet. Please provide us with the factors that you considered in determining that it is not probable you will have to pay royalties equal to the full amount of the grants received. Further, please tell us how you considered presenting grants received as separate line item on the Consolidated Statement of Operations pursuant to the guidance of Rule 5-03(b)2 of Regulation S-X and Appendix A: Country Specific Issues of the November 2004 International Reporting and Disclosure Issues in the Division of Corporate Finance, which is available on our website at www.sec.gov.

Company Response:

The amount of $2.7 million represents the contingent liability for grants received at the balance sheet date, net of royalties paid and accrued to the Office of the Chief Scientist (the “OCS”) in Israel. The accrued royalties for fiscal 2006 amounted to $13 thousand and are recorded as a liability in the “Other Accounts Payable and Accruals” line item on the balance sheet. According to the agreement with the OCS, royalties are paid only if and when the product is sold to an end customer. The royalties are at the rate of 3% based on actual sales generated from the funded products up to 100% of the grant received, and the royalties are recorded at the time of the sale. The Company follows the matching rule in accordance with paragraph 209 of Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3” (incorporating an amendment of FASB Concepts Statement No. 2), which determines that royalties may accrue either with the passage of time or as units are produced or sold, depending on the agreement. Accordingly, the

4

BLUEPHOENIX

Leading Enterprise IT Modernization

Company accrues the royalties only when it sells the funded products. At the balance sheet date, the Company was unable to estimate whether future sales would be at a probable level under FAS 5, since the obligation rises and the liability accrues only after an actual sale.

The Company received grants from the OCS for research and development efforts. The Company’s financial statements complied with Rule 5-03(b)2 of Regulation S-X and Appendix A: Country Specific Issues of the November 2004 International Reporting and Disclosure Issues in the Division of Corporation Finance. Accordingly, research and development grants were presented in the statement of operations as an offset to related research and development expenses. The annual grants received in 2006 and 2005 were $417 thousand and $319 thousand, respectively, and 4.0% of the total research and development costs in both years. Accordingly, and as set forth in Appendix A, since the annual grants were immaterial as a percentage of the research and development costs, the annual grants received were not presented as a separate line item on the statement of operations.

Note 11. Shareholders’ Equity

Employee Share Option Plans, page F-39

6. We note that you accelerated 1,373,987 unvested share options on December 27, 2005 in anticipation of the adoption of SFAS 123(R). Tell us how you accounted for the additional compensation cost as a result of the modification to accelerate vesting in accordance with APB 25 and FIN 44. Please quantify how many of the accelerated share options were out-of-the money. Further, please tell us how this transaction is reflected in your financial statements.

Company Response:

All accelerated options were out-of-the money, as the exercise price was higher than the market price of the shares at the acceleration date. Accordingly, there was no additional expense to charge to earnings in accordance with APB 25 and FIN 44. In accordance with FAS 123 (as amended by FAS 148), in the Company’s pro-forma table in Note 1.J, “Summary of Significant Accounting Policies— Employee Share Options” in the Company’s notes to consolidated financial statements in Proposed Amendment No. 2, the Company presented the stock-based compensation expenses resulting from the acceleration as if such expenses were accounted for under the fair value method.

7. We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SAB 107 and SFAS 123(R). Please tell us your consideration for the disclosure requirements of SAB No. 107,

5

BLUEPHOENIX

Leading EnterpriseIT Modernization

Section H, Question 1 which includes all disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R).

Company Response:

In response to the Staff’s comment, the Company revised Note 1.J, “Summary of Significant Accounting Policies—Employee Share Options” and Note 11, “Shareholders’ Equity” to the financial statements in the Company’s notes to consolidated financial statements in Proposed Amendment No. 2 to include the disclosure required by SAB 107 and SFAS 123(R).

Note 11. Shareholders’ Equity

Convertible Debentures and Warrants. page F-39

8. We note on page F-41 where you state that the March 2006 issuance of convertible debentures and warrants had the same terms as the initial issuance on March 30, 2004. We further note that the Company considered the anti-dilution adjustment in the March 2004 issuance to be limited and therefore, you accounted for the debentures as conventional convertible instruments. With regards to the March 2006 issuance, however, the Company concluded that since the debentures included an anti-dilution adjustment and the conversion price is not fixed, the Company determined this instrument was not conventional convertible pursuant to the guidance in EITF 05-2 and you further concluded that the debenture contained an embedded conversion feature pursuant to EITF 00-19 and SFAS 133.

     Considering you indicate that the terms were similar, tell us how you considered the provisions of EITF 05-2, which expands upon the scope of paragraph 4 of EITF 00-19, in determining that the embedded derivative qualified as a conventional convertible instrument for the first issuance and not the second. Further, please clarify your statement on page F-40 that states “the anti-dilution adjustment is limited” for the initial issuance. In this regard, tell us if the “anti-dilution” adjustments refer to the adjustments for stock dividends, stock splits, recapitalization and other similar events. Please include your analysis under paragraphs 12-32 of EITF 00-19, as necessary. Also, please be advised that a beneficial conversion feature is not applicable when the conversion feature is bifurcated.

Company Response:

Pursuant to a securities purchase agreement, dated March 30, 2004, the Company issued to institutional investors $5 million aggregate principal amount of convertible debentures and warrants for the Company’s ordinary shares. The debentures were due in 2007 and bear interest equal to the six-month Libor. The debentures were convertible into the Company’s ordinary shares for a conversion price of $5.25 per ordinary share, subject to:

6

BLUEPHOENIX

Leading Enterprise IT Modernization

A.	Adjustment for stock dividends, stock splits, recapitalization and other similar events.

B.
Anti-dilution Adjustment – The fixed conversion price at issuance was determined to be $5.25. Current changes in the Company’s stock price would not affect the conversion price. The only event that would result in an adjustment of the stock price is an issuance of the Company’s ordinary shares at a price lower than the conversion price. Such an issuance is under the control of the Company. In case of such an issuance, the fixed conversion price would be adjusted using the weighted average anti-dilution method. The total adjustment is capped, and will not exceed the equivalent of 250,000 shares.

C.
Under the agreement with the investors, the Company is obligated to file a registration statement on Form F-3 and to keep it effective. If the Company fails to comply with this requirement, it will have to pay liquidated damages on the debentures of up to 18% per year.

The accounting treatment of this transaction was analyzed in 2004, prior to the issuance of EITF 05-02 and the SEC AICPA conference held in December 2005.

In March 2006, the Company issued to several institutional investors $3 million aggregate principal amount of convertible debentures. The debentures were issued on the same terms as the previous debentures, except that the conversion price of the debentures is $4.50 per share, and the notes mature in 2009. As was the case with the previous debentures, an issuance of the Company’s ordinary shares at a price below the conversion price would result in an adjustment to the conversion price based on a weighted average anti-dilution method.

Paragraph 4 to EITF 00-19 contains a scope exception from the provisions of the EITF for “conventional” convertible debt instrument, and states that pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it were a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. For purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12–32 of EITF 00-19 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash. Paragraph 4 of EITF 00-19 states:

“4. The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding

7

BLUEPHOENIX

Leading Enterprise IT Modernization

derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a Company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12–33 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). . . .”

EITF 00-19 did not clarify the term “conventional” and the interpretation in practice varied. The interpretation was that if the act that gives rise to anti-dilution was under the control of the Company, then the convertible instrument met the definition of conventional convertible instrument since it was at the discretion of the Company to issue additional shares at a price lower than the conversion price, and as long as the issuer controls future issuances, it is considered as proceeds of a fixed number of shares as stated in paragraph 4. The limited anti-dilution provision contained in the debentures is in the Company’s sole control, and the conversion price will be adjusted only if the Company chooses to sell additional ordinary shares at a price below the conversion price. Moreover, in a scenario in which there is an anti-dilution adjustment, such adjustment will be limited, and the amount of additional shares that may be issued as a result of the adjustment will not exceed 250,000 shares.

As a result, the Company then concluded that, under the scope exception of paragraph 4 of EITF 00-19, the bifurcation under FAS 133 was not required. As a result, the Company examined further the existence of a beneficial conversion feature under EITF 98-5 and EIFT 00-27 and calculated the benefit as the difference between the effective conversion rate and the share price at the issuance date.

EITF 05-02 was issued in June 2005. As stated in paragraph 4 to EITF 05-02, the EITF was issued following the diversity in practice that was previously mentioned. Paragraph 4 of EITF 05-02 states:

“The variety of contractual terms included in convertible debt instruments has increased dramatically since the Task Force deliberated Issue 00-19. These contractual terms include, but are not limited to, contingent conversion features (including single or multiple triggers), variable conversion ratios, and call options. Since the term conventional convertible debt is not defined in detail in Issue 00-19, there is diversity in practice in evaluating whether convertible debt instruments containing these features are considered ‘conventional’ for purposes of determining whether the instrument qualifies for the exception provided in paragraph 4 of Issue 00-19” (underscored added).

Paragraph 8 to EITF 05-2 which clarifies the term “conventional” states:

8

BLUEPHOENIX

Leading Enterprise IT Modernization

“Instruments that contain ‘standard’ anti-dilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard anti-dilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R)) that are designed to maintain the value of the conversion option.”

Before this clarification, it was unclear that only equity restructuring transactions, as defined in SFAS 123R, are those that meet the definition of standard anti-dilution provisions.

Paragraph 11 to EITF 05-2 adds that EITF 05-02 should be applied to new instruments entered into, and instruments modified in, periods beginning after June 29, 2005. Since EITF 05-02 is applied on a prospective method, it is not just an expansion of the conventional convertible definition but rather a settlement of the diversity in practice.

As the previous debentures were issued in March 2004 and were not modified after June 29, 2005, the Company concluded that its initial accounting for those debentures was appropriate.

Regarding the March 2006 debentures, following the EITF 05-02 analysis, the Company concluded the debentures are non-conventional, and that it should further analyze EITF 00-19. The Company determined that the embedded conversion feature meets the definition of a derivative under EITF 00-19 and would not meet the definition of equity if it were a standalone instrument. The Company has to maintain the F-3’s effectiveness and has to settle the convertible debt at conversion with registered shares. If the Company fails to settle the convertible debt with registered shares, the Company will have to pay penalties. The Company compared the maximum amount of penalties with the difference between the fair value of a registered share and the fair value of an unregistered share and came to the conclusion that the penalty exceeds the difference in value. Therefore, the embedded feature would not meet EITF 00-19 criteria and it should be bifurcated and accounted for under FAS 133.

In 2007, the Company followed the guidance of FSP EITF 00-19- 2 for the March 2006 debentures.

All the debentures in this discussion were converted into the Company’s shares by the first half of 2007.

9. We also note on page F-39 that the conversion rate for interest on the debentures will be equal to 90% of the volume weighted average price of the Company’s shares on the Nasdaq Global market price 20 trading days preceding the date of interest paid. Tell us how you

9

BLUEPHOENIX

Leading Enterprise IT Modernization

account for these convertible interest payments. Specifically, please tell us how you considered the guidance of paragraphs 11(a), 12(a) — 12(c)) of SFAS 133 to determine whether or not this feature is an embedded derivative. Please include your analysis under paragraphs 12-32 of EITF 00-19, as necessary to support your conclusions.

Company Response:

The debentures bear interests at a rate equal to six month Libor. Interest is paid quarterly in cash or in shares at the Company’s discretion. The conversion rate with respect to payments of interest will be equal to 90% of the volume weighted average price of the Company’s shares during the 20 trading days preceding the date of payment of interest. The embedded feature is a purchased put option on the Company’s shares. The put option is out-of-the money and basically worthless to the Company since if it exercises the option, such exercise will place the Company in an undesirable position. If the Company decides to pay the interest in shares (an event that has never happened in the past), at that time, the amount due to investors will be a liability under FAS 150 at the time of decision and will be recorded at approximately 111% of the interest due to pay. This feature is not toxic to other instruments since it is in the control of the Company. In addition, the embedded feature is indexed to the Company’s own stock, according to EITF 01-6 and paragraph 11(a)(1) of SFAS 133. Regarding paragraph 11(a)(2) to SFAS 133, the Company performed an analysis under EITF 00-19. The debenture contract gives the Company the choice of gross-cash settlement or settlement in its own shares. The instrument meets the criterion to be classified as equity under paragraph 8 to EITF 00-19 (the Company has the choice of gross-cash settlement or settlement in its own shares) and meets all the other criteria set forth in paragraphs 12-32. The Company, at its sole discretion, may issue the shares, and it is not obligated to do so. In accordance with the contract, the Company has no obligation to settle the instrument in shares since (i) the Company has no obligation to issue any shares; (ii) the Company has no requirement to net cash settle; (iii) the obligation is based on the price of its share; (iv) there are no cash settled “top-off” or “make-whole” provisions; and (v) none of the other criteria set forth in EITF 00-19 apply. Since the Company concluded that the embedded feature meets the scope exception of paragraph 11(a), it should not be bifurcated under paragraphs 12 (a)-(c).

Share Options, page F-43

10. We note that in February 2006, the Company completed an underwritten public offering in Israel of Series A convertible notes in the aggregate amount of $11.5 million. Tell us how the Company evaluated the conversion feature associated with this offering to determine whether it was an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12(a) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Provide us with your analysis for each transaction using the conditions outlined in paragraph 12-32 of EITF 00-19 to support your conclusion.

10

BLUEPHOENIX

Leading Enterprise IT Modernization

Company Response:

In February 2006, the Company completed an underwritten public offering in Israel of Series A convertible notes in an aggregate principal amount of $11.5 million. The price of the notes as determined in the offering was 98% of the principal amount of the notes, and the gross proceeds from the offering of the notes totaled $11.2 million. The notes bear interest at a rate of LIBOR 3 months +1.5% per annum, payable every 3 months beginning on May 1, 2006, with the last payment to be made on February 1, 2011. The principal of the notes is payable in four equal annual installments on February 1 of each of 2008 through 2011. The notes are convertible into ordinary shares of the Company at a fixed conversion rate of one ordinary share per $6.15 principal amount of notes. Holders may convert their notes into the Company’s ordinary shares on any trading day, beginning on the date the notes were first listed for trading until the closing of trade on January 16, 2011, except for certain specified days.

The convertible debt does not bear any “non standard” anti-dilution provisions in accordance with EITF 05-02 and therefore meets the scope exception for conventional convertible debt in accordance with paragraph 4 to EITF 00-19. Accordingly, the Company accounted the embedded conversion feature as if it were an equity instrument that is scoped out of SFAS 133 in accordance with the scope exception of paragraph 11(a) to FAS 133 since (i) it is indexed to the Company’s own stock pursuant to EITF 01-06 and (ii) it is scoped out of EITF 00-19. The Company concluded that, due to the fact that the embedded feature would not meet the definition of a derivative following the analysis of paragraph 11, it should not be bifurcated under paragraph 12 to SFAS 133. Since the effective conversion price (the Company took into consideration the discount at issuance date) of the debenture was higher than the share price at the issuance date, no beneficial conversion feature was recorded in accordance with EITF 98-5 and EITF 00-27.

11. We further note that the Company may call for early redemption of the notes, after February 1, 2008. Please tell us how you evaluated this call option under SFAS 133 to determine whether it was an embedded derivative that should be bifurcated from the debt host and accounted for at fair value.

Company Response:

Under certain circumstances, the Company may call for an early redemption of the notes, after February 2008. Paragraph 12(a) of SFAS 133 states that an embedded derivative instrument shall not be separated from the host contract if the economic characteristics and risk of the embedded derivative instrument are clearly and closely related to the economic characteristics and risks of the host debt. DIG B-16 deals with calls and puts that can accelerate the settlement of debt instruments. The convertible

11

BLUEPHOENIX

Leading Enterprise IT Modernization

debt passes all the steps in accordance with DIG B-16, the amount paid upon settlement is not adjusted based on changes in an index, the debt does not involve a substantial premium or discount and the call option is not contingent on the occurrence of future events. Therefore, in accordance with DIG B-16, a further analysis of paragraph 13 of FAS 133 is required. None of the scenarios in paragraph 13 apply to the instrument. The convertible debt can only be settled in such a way that the investor would recover substantially all of its initial recorded investment, and the instrument meets the two conditions of paragraph 13(b).

Furthermore, DIG B-39 states that “the conditions in paragraph 13(b) do not apply to an embedded call option in a hybrid instrument containing a debt host contract if the right to accelerate the settlement of the debt can be exercised only by the debtor (issuer/borrower).” Therefore, the embedded call option was considered to be “clearly and closely” related to the host debt contract in accordance with SFAS 133, and no bifurcation was required.

Form 6-K filed on May 9. 2007

12. We note your GAAP to Non-GAAP reconciliation in the form 6-K noted above. We believe the non-GAAP operating statement columnar format appearing in this 6-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Company Response:

The Company believes the Staff is referring to the Form 6-K filed on May 9, 2007, as the Company did not file a Form 6-K on March 5, 2007. In the Form 6-K filed on July 31, 2007, the Company revised its presentation format and provided the financials for both the six and three months ended June 30, 2007. The revised format presents individual non-GAAP measures, including operating profit, net income and diluted earning per share.

*  *  *

12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
F O R M  20 – F / A2

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report……………………..

For the transition period from ________ to ________
Commission file number: 005-52583

BLUEPHOENIX SOLUTIONS LTD.
(Exact Name of Registrant as Specified in Its Charter)

Israel
(Jurisdiction of Incorporation or Organization)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Ordinary shares, NIS 0.01 par value

Securities registered or to be registered pursuant to Section 12(g) of the Act:
  None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Ordinary shares, NIS 0.01 par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006:
14,298,358 Ordinary shares, NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]   No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]   No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]   No [   ]

Indicated by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]                                                                                 Accelerated filer [   ]                                                                  Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ]   Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]   No [X]

TABLE OF CONTENTS
                   P A R T   I                                                                                                                                                         1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS 2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 2

                    ITEM 3. KEY INFORMATION                                                                                            2
A.          Selected Financial Data                                                                                                                               2
B.          Capitalization and Indebtedness                                                                                3
C.          Reasons for the Offer and Use of Proceeds                                                                             3
D.          Risk Factors                                                                                                          4

ITEM 4. INFORMATION ON THE COMPANY 17
A.          History and Development of the Company-                                                                                                                17
B.          Business Overview                                                                                                                                                                                                                                                                      18
C.          Organizational Structure                                                                                     35
D.          Property, Plants and Equipment                                                                                                36

ITEM 4A. UNRESOLVED STAFF COMMENTS 37

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 37
A.          Operating Results                                                                                                                                                45
B.          Liquidity and Capital Resources                                                                                        50
C.          Research and Development, Patents and Licenses                                                                            55
D.          Trend Information                                                                                                        55
E.          Off-Balance Sheet Arrangements                                                                                                              56
F.          Tabular Disclosure of Contractual Obligations                                                                               56
G.           Safe Harbor                                                                                                  56

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES 56
A.          Directors and Senior Management                                                                                           56
B.          Compensation                                                                                              59
C.          Board Practices                                                                                                            59
D.          Employees                                                                                            66
E.          Share Ownership                                                                                                          67

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 69
A.          Major Shareholders                                                                                             69
B.          Related Party Transactions                                                                                                 70
C.          Interests of Expert and Counsel                                                                                 74

ITEM 8. FINANCIAL INFORMATION 74
A.          Consolidated Statements and Other Financial Information                                                                          74
B.          Significant Changes                                                                                             75

ITEM 9. THE OFFER AND LISTING 75
A.          Offer and Listing Details                                                                                     75
B.          Plan of Distribution                                                                                              76
C.          Markets                                                                                                  76
D.          Selling Shareholders                                                                                            77
E.          Dilution                                                                                                  77
F.          Expenses of the Issue                                                                                          77

ITEM 10. ADDITIONAL INFORMATION 77
A.          Share Capital                                                                                                77
B.          Memorandum and Articles of Association                                                                              77
C.          Material Contracts                                                                                        80
D.          Exchange Controls                                                                                               81
E.          Taxation                                                                                                          81
F.          Dividend and Paying Agents                                                                                                     89
G.          Statement by Experts                                                                                                   89
H.          Documents on Display                                                                                       89
I.          Subsidiary Information                                                                                         90

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 90
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 90
P A R T II 91
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 91
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 91
ITEM 15. CONTROLS AND PROCEDURES 91
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT 91
ITEM 16B. CODE OF ETHICS 92
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES 92
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 93
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS 93
P A R T III 93
ITEM 17. FINANCIAL STATEMENTS 93
ITEM 18. FINANCIAL STATEMENTS 93
ITEM 19. EXHIBITS 93

P A R T   I
===========

Some of the statements in this annual report, including those in the Risk Factors, Operating and Financial Review and Prospects, and Business Overview sections, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance, and other statements that are not historical facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends,” and similar expressions to mean that the statement is forward-looking. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Risk Factors.

As used in this annual report, references to “we,” “our,” “ours,” and “us” refer to BluePhoenix Solutions Ltd. and its subsidiaries, unless otherwise indicated. References to “BluePhoenix” refer to BluePhoenix Solutions Ltd.

The name BluePhoenix™ and the names BluePhoenix™ IT Discovery, BluePhoenix™ LogicMiner,  BluePhoenix™ DBMSMigrator, BluePhoenix™ PlatformMigrator, BluePhoenix™ Rehosting, BluePhoenix™ LanguageMigrator, BluePhoenix™ DataMigrator, BluePhoenix™ SOA-Ready Enablement (Formerly known as WS4Legacy,) BluePhoenix™ FieldEnabler, BluePhoenix™ StandardsEnabler, BluePhoenix™ COBOL/LE-Enabler, BluePhoenix™ EuroEnabler,  BluePhoenix™ Refactoring Repository (Nebula- code name), BluePhoenix™ AppBuilder, and BluePhoenix™ Redevelopment appearing in this annual report are trademarks of our company. Other trademarks in this annual report are owned by their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations data for each of the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft registered public accountant (Isr.) BDO member firm. The selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2006	2005	2004	2003	2002
	$
Consolidated Statements of Operations Data:	(in thousands, except per share data)
Revenues	$68,004	$58,947	$57,186	$54,340	$36,668
Cost of revenues	28,515	25,379	24,253	24,115	15,220
Gross profit	39,489	33,568	32,933	30,225	21,448
Software development costs	9,400	8,006	8,055	8,138	7,387
Selling, general, and administrative expenses	22,149	21,611	21,388	20,140	13,245
	7,940	3,951	3,490	1,947	816
Goodwill impairment, restructuring costs, and non-recurring expenses	-	-	-	-	472
Operating income (loss)	7,940	3,951	3,490	1,947	344
Financial income (expenses), net	(3,515)	(1,978)	(882)	165	(195)
Gain on realization of shareholdings	-	-	112	376	-
Other income (expenses), net	282	104	975	567	(1,581)
Income (loss) before taxes on income	4,707	2,077	3,695	3,055	(1,432)
Income tax expense	(282) 4,989	149 1,928	260 3,435	152 2,903	160 (1,592)
Equity in losses of affiliated companies, net	-	-	(516)	(898)	(1,336)
Minority interest	(317)	(139)	(73)	(154)	(702)
Net income (loss)	$4,672	$1,789	$2,846	$1,851	$(3,630)
Basic earning (loss) per share	$0.34	$0.13	$0.21	$0.14	$(0.35)
Diluted earnings (loss) per share	$0.33	$0.13	$0.21	$0.14	$(0.35)
Weighted average number of shares outstanding	13,889	13,557	13,523	13,451	10,517
Weighted average number of shares outstanding assuming dilution	14,371	13,973	14,679	13,644	10,517

	December 31,
	2006	2005	2004	2003	2002
	$
Consolidated Balance Sheet Data:	(in thousands)
Working capital	$17,861	$4,546	$6,357	$246	$1,310
Total assets	127,466	99,691	90,882	80,820	87,481
Total liabilities	67,517	47,925	42,251	35,422	40,760
Shareholders’ equity	59,949	51,766	48,631	45,398	46,721

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Our business, operating results, and financial condition could be seriously harmed due to any of the following risks. In addition, the trading price of our ordinary shares and convertible notes could decline due to any of these risks. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity.

Risks Related to Our Business

If capital spending on information technology, or IT, slows down, our business could be seriously harmed.

We are affected by global economic changes, in particular trends in capital spending in the IT sector. During 2001 through 2003, the overall business slowdown in the North American and European markets influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affected our operating results. Although we believe that during the last three years the IT market has begun to recover, we cannot know whether the global market recovery will continue in the future, and how the economic conditions will continue to affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2005 and 2006.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

As part of our growth strategy, we have invested in and acquired control of various companies to expand our solution portfolio. We intend to continue seeking investment opportunities. We may incur indebtedness or issue equity securities to pay for these acquisitions and investments. The issuance of equity securities could dilute our existing shareholders.

In addition, as part of our expansion strategy, we increased our controlling interest in some of our subsidiaries and fully integrated them within our business. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire, invest in, or increase our control interest in another company, we could have difficulty assimilating that company’s personnel, operations, technology, or products and service offerings into our own. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. Acquisitions of new companies, like the recent acquisition of CodeStream Software Ltd., also involve the risk of penetrating markets in which we have no or limited experience. For more information about the acquisition of CodeStream, see “Item 4.B. Business Overview–Investments and Acquisitions–CodeStream.”

We have a limited operating history in our current principal markets, which will make it difficult or impossible for you to predict our future results of operations.

We have experienced major fluctuations in our net results. In 2006, we generated $4.7 million net income from our operations.  However, in 2002 and 2001 we h ad a net loss of $3.6 million and $15.0 million, respectively. The net loss in 2002 and 2001 was a reversal from prior years in which we had net income. The fluctuations in our net results are mainly attributable to the changes in the suite of modernization tools we have been offering to our customers, the limited experience we have had in the markets for these tools, the capital spending on information technology, and the difficulties we have encountered in introducing our tools to their respective markets. In addition, global economic conditions affect our net results. Most of the solutions we offer to our customers are based on tools that share a common generic technology and methodology. However, the introduction of new tools to new markets involves increased selling and marketing expenses, which in turn increases our operating expenses and directly affects our results of operations. Because of our limited experience in our principal markets and with our new products, we cannot assure you that our strategy for operating in these markets or selling these products will be successful. You should not rely on our historical results of operations as indications of future performance.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, customer requirements, and new product introductions by existing or future competitors could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources.

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares and convertible notes.

Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products as described above and any of the following events:

•	adverse economic conditions in various geographic areas where our customers and potential customers operate;
•  acquisitions and dispositions of companies;
•  timing of completion of specified milestones and delays in implementation;
•  timing of product releases;
•  timing of contracts;
•	increases in selling and marketing expenses, as well as other operating expenses; and
•  currency fluctuations and financial expenses related to our financial instruments.

In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

A delay in collection of our fees could result in cash flow shortages, which in turn may significantly impact our financial results.

Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages. To date, we have not experienced any significant payment delays that resulted in cash flow shortages. Any significant variation in estimated and actual revenues obtained may significantly impact our financial results in any given period.

Mainsoft’s dependency on Microsoft .NET, an open-source implementation of Microsoft, could have a material adverse effect on our business.

Mainsoft’s Visual MainWin for J2EE has been developed based on the open-source Mono project led by Novell, which is an open-source implementation of the Microsoft .NET framework. Microsoft may claim that software developed based on the open-source Mono project infringes certain Microsoft patents. In addition, Microsoft may cease its business relationship and cooperation with companies using the open source Mono project, which may result in severe damage to Mainsoft’s ability to effectively market the Visual MainWin for J2EE product.

Damage to Mainsoft’s relationship with Microsoft could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to address the strain on our resources caused by changes in our company, we will be unable to effectively manage our business.

In the past few years, we have undergone significant changes in our product offerings. These changes include acquiring new technologies, developing and marketing new modernization and porting tools and expanding the sales of our products further into international markets. This has placed and will continue to place substantial demands upon our management, systems, and resources, including our sales, project management, consulting personnel, and software development operations. Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial, and management information control and reporting systems on a timely basis, and to expand, train, motivate, and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition, and results of operations could be materially adversely affected.

If we are unable to manage the effects of the variations in our offering portfolio, our results will be adversely affected.

We specialize in the development and implementation of sophisticated software modernization and porting tools and products. We leverage our know-how, experience and generic technologies, to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. As part of our growth strategy, as a new need evolves, we typically conduct a market analysis to qualify and quantify the market opportunity. If the results justify the investment required for the development of new products or tools, then we begin the development process of the new product. In order to maintain our position in the market, and our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products. The net annual expense related to research and development was $9.4 million in 2006, $8.0 million in 2005 and $8.1 million in 2004.

In order to properly introduce a new product to the marketplace or to introduce our current products into new markets, we continuously update our marketing materials, educate our sales force and make changes to our operations. If these activities are not completed in a timely manner, our new product introduction may be delayed and our business, financial condition, and results of operations could be materially adversely affected.

If we are unable to attract, train, and retain qualified personnel for our worldwide facilities at competitive prices, we may not be able to achieve our objectives and our business could be harmed.

In order to achieve our objectives, we hire from time to time additional qualified software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. As part of our growth strategy, we developed offshore centers in Cyprus and Romania. We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. Recently, professional work in these countries became more expensive and professional fees may continue to increase in the future. As a result, we may consider establishing alternative off-shore facilities in other countries. The establishment of additional off-shore facilities may result in significant capital expenses which may affect our cash position. We cannot assure you that our off-shore facilities will be profitable. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

If our tools or solutions do not function efficiently, we may incur additional expenses.

In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors and bugs. If our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we might incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

If we fail to satisfy our customers’ expectations regarding our solutions, our contracts may be cancelled and we may be the subject of damages claims.

In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, customers may have the ability to cancel our contracts. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

We are exposed to significant claims for damage caused to our customers’ information systems.

Some of the products, tools, and services we provide involve key aspects of our customers’ information systems. These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. We have never been the subject of a material damages claim related to our modernization solutions or modernization services. However, if a customer’s system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. We cannot guarantee that the limitations of liability under our product and service contracts, if any, would be sufficient to protect us against legal claims. We cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management’s attention.

Substantial litigation over intellectual property rights exists in the software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the nondisclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources. In addition, such a claim if submitted may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright, and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

Pursuant to agreements with certain of our customers, we have placed, and in the future may be required to place, in escrow, the source code of certain of our software. Pursuant to the escrow arrangements, the software may, under specified circumstances, be made available to our customers. From time to time, we also provide our software directly to customers. These factors may increase the likelihood of misappropriation or other misuse of our software.

We are exposed to litigation that could result in considerable financial liabilities.

In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 30.5 million ($7.3 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. If we are not successful in defending this claim, we could be exposed to considerable financial liabilities and, as a result, our financial condition could be materially adversely harmed.

Our largest shareholder, Formula, controls a majority of our ordinary shares and influences the outcome of matters that require shareholder approval.

Formula Systems (1985) Ltd., referred to as Formula, owns, as of March 22, 2007, 52.3% of our outstanding ordinary shares. Therefore, Formula has the power to control the outcome of most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Gad Goldstein, the chairman of our board, and president and chief executive officer of Formula, directly owns 230,628 ordinary shares, representing 1.5% of our outstanding ordinary shares. Gad Goldstein owns 2.5% of the outstanding shares of Formula.

This share ownership may have the effect of delaying or preventing a change in control. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, including certain of those between us and Formula, we cannot assure you that these procedures will eliminate the possible detrimental effects of conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility.

Our credit facilities contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants, among other things, restrict our ability to pledge our assets, dispose of assets, make loans or give guarantees, make certain acquisitions and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios. See “Item 5.B. Liquidity and Capital Resources – How We Have Financed Our Business.”

Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any noncompliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition and results of operations.

In some circumstances, a change of control of BluePhoenix will constitute an event of default under our credit facilities and we could be required to repay our debts to the banks. If this occurs, we may not have the financial resources to repay all of our outstanding debt. This also may adversely affect the attractiveness of our company to potential large investors.

Our failure to fulfill our obligations under our credit facility agreements, convertible debentures or other financial arrangements will adversely affect our cash flow, cash position and net results.

We intend to fulfill our debt service obligations from existing cash, investments and our operations. Our failure to fulfill our obligations under our credit facilities, the convertible debentures or our other financial arrangements, will have significant negative consequences, including, without limitation:

    •      requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;
            •      increasing our vulnerability to general adverse economic conditions;
            •      limiting our ability to obtain additional financing;
    •      placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and
            •      causing a material offset to our results, resulting decreased net profits or increased net losses.

We may not be able to make our debt payments in the future.

Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. Most of our debt and credit facilities bear an interest rate based on the LIBOR. If the LIBOR materially increases, our cash flows will be negatively affected. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In case we have to increase our indebtedness, the additional financing expenses will have a negative affect on our results, which cannot be predicted. Our ability to refinance our indebtedness will depend on, among other things:

•  our financial condition at the time;

•  restrictions in agreements governing our debt; and
•  other factors, including market conditions.

We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, which would permit our noteholders and holders of other outstanding indebtedness to accelerate their maturity dates. If we incur additional debt or liabilities, our ability to pay our debt obligations could be adversely affected.

Risks Relating to International Operations

Marketing our tools and solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results and financial condition will be materially adversely affected.

Risks inherent in our worldwide business activities generally include:

•  currency exchange devaluations;
•  unexpected changes in regulatory requirements;
•  tariffs and other trade barriers;
•  costs of localizing products for foreign countries;
•  lack of acceptance of localized products.;
•  longer accounts receivable payment cycles;
•  difficulties in operations of management;
                •       potentially adverse tax consequences, including restrictions on the repatriation of earnings; and
•  the burdens of complying with a wide variety of local legislation.

We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, operating results and financial condition.

Inflation, devaluation and fluctuation of various currencies may adversely affect our results of operations, liabilities and assets.

We run our operations in various countries. As a result, we enter into transactions with customers and suppliers in local currencies. The fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. Fluctuations in the value of our non-dollar revenues, costs and expenses measured in dollars could materially affect our results of operations. In addition, our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

The reporting currency of our consolidated financial statements is the U.S. dollar. The functional currency of our business is the U.S. dollar. We enter, from time to time, into forward currency exchange contracts or other arrangements in order to hedge this foreign currency exposure. Such arrangements may not always be effective or sufficient to offset the fluctuations in currency exchange rates. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. – Our Reporting Currency.”

Fluctuations in foreign currency values affect the prices of our products, which in turn may affect our business and results of operations.

Most of our worldwide sales are currently denominated in U.S. dollars and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to foreign currencies, in particular the euro, Danish kroner (DKK) and the NIS would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income might be affected.

We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at various tax rates. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We cannot assure you that the final tax outcome of these issues will not be different than management estimates, which are reflected in our income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect our operations.  Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes between the State of Israel and the Palestinian Authority and other groups in the West

Bank and Gaza Strip, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. During July and August 2006, major hostilities broke out between Israel and both Palestinian factions in Gaza and Hezbollah in Lebanon, leading to an escalation of the conflict in the area. Major towns and settlements in northern Israel, including Haifa, Naharia, Safed and Karmiel, were under attack from Hezbollah missiles. Such conflicts, as well as the execution of Israel’s plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank and Hamas’ gaining majority of the Palestinian Parliament in the elections held in 2006, may affect Israel’s security, foreign relations and the stability of the region. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. In addition, many of our male employees in Israel are obligated to perform annual military reserve duty typically until 45 years of age and in some cases up to 54 years of age, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

It may be difficult to serve process and enforce judgments against our directors and officers in Israel.

We are organized under the laws of the State of Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

•	effect service of process within the United States on us or any of our executive officers or directors who are nonresidents of the United States;
•
enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are nonresidents of the United States, in the United States or Israel; and

•	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

Risks Related to our Traded Securities

The market price of our convertible notes and ordinary shares may be volatile and our investors may not be able to resell the notes or the shares at or above the price they paid, or at all.

During the past few years, the worldwide stock markets have experienced high price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect market price of our ordinary shares. The high and low market price of our ordinary shares traded on the Nasdaq Global Market and the Tel Aviv Stock Exchange, or the TASE, during each of the last three years, are summarized in the table below:

	Nasdaq Global Market		TASE
	In $		In NIS
	High	Low	High	Low
2006	6.45	3.85	18.30	28.99
2005	4.75	3.81	21.95	16.01
2004	7.49	3.71	33.80	17.00

The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

        •       any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;
•  shortfalls in our operating results from levels forecast by securities analysts;
•  public announcements concerning us or our competitors;
                •       the introduction or market acceptance of new products or service offerings by us or by our competitors;
•  changes in product pricing policies by us or our competitors;
•  changes in security analysts’ financial estimates;
•  changes in accounting principles;
•  sales of our shares by existing shareholders; and
•  the loss of any of our key personnel.

In addition, economic, political, and market conditions and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

In February 2006, we completed an underwritten public offering in Israel of series A convertible notes, referred to in this annual report as the convertible notes, in an aggregate principal amount of NIS 54.0 million that were equal at that time to approximately $11.5 million. Following the offering, the convertible notes have been listed for trading on the TASE. The trading price of the convertible notes depends on many factors, including but not limited to, prevailing interest rates, the trading price of our ordinary shares, the market for similar securities and general economic conditions. Therefore, the trading price of the convertible notes could be subject to significant fluctuations. Additionally, it is possible that the market for the convertible notes will be subject to disruptions that may have a negative effect on the holders of the convertible notes, regardless of our prospects or financial performance. During 2006, the market price of our convertible notes traded on the TASE, fluctuated between NIS 1.06 and NIS 1.02.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares trade on the NASDAQ Global Market and the TASE. Trading in our ordinary shares on these markets take place in different currencies (dollars on the NASDAQ Global Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Future sales of our shares to be registered for resale in the public market, as well as conversion of our convertible securities, could dilute the ownership interest of our existing shareholders and could cause the market price for our ordinary shares or convertible notes to fall.

As of March 22, 2007, we had 15,374,124 ordinary shares outstanding (excluding 1,647,594 held by two of our wholly owned subsidiaries). In addition, we reserved 2,145,017 ordinary shares for issuance under our option plans. We also have certain commitments described below to issue BluePhoenix ordinary shares and register them for resale, as follows:

•	691,105 ordinary shares issuable upon conversion of debentures issued to institutional investors in connection with the $5 million private placement completed in March 2004;

•
485,714 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $5 million and $3 million private placements, completed in March 2004 and March 2006, respectively; and

•	2,059,064 ordinary shares issuable upon conversion of the convertible notes traded on the TASE sold by us in a public offering in Israel in February 2006.

For information about the debentures and the warrants issued to the institutional investors, see “Item 5.B Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

The conversion of some or all of the convertible debentures held by the institutional investors, the exercise of options and warrants held by investors, and the conversion of the convertible notes traded on the TASE, would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon such conversion could adversely affect the prevailing market prices of our ordinary shares.

In addition, certain of our shareholders, holding in the aggregate 9,655,663 ordinary shares, have registration rights with respect to the shares they hold, including piggyback rights. For more information about these rights, see “Item 7.B Related Party Transactions – Registration Rights Agreements.”

If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.

In addition, the price of our ordinary shares could be affected by possible sales of our ordinary shares by investors who view the convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our ordinary shares. The hedging or arbitrage could, in turn, affect the trading price of the convertible notes.

We may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

If, for any taxable year, our passive income or assets that produce passive income exceed levels provided by law, we may be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to U.S. holders of ordinary shares. If we were classified as a PFIC, a U.S. holder of ordinary shares could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.”  United States holders should consult with their own U.S. tax advisors with respect to the tax consequences of investing in our ordinary shares as well as the specific application of the PFIC rules.  For a more detailed discussion, see “Taxation—United States Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

We were incorporated in Israel in 1987 under the name A. Crystal Solutions Ltd. In 1996, we changed our name to Crystal Systems Solutions Ltd. In 2003, following the acquisition of Liraz Systems Ltd., we changed our name to BluePhoenix Solutions Ltd. Our registered office is located at 8 Maskit Street, Herzlia, 46120 Israel and our telephone number is 972-9-9526110. Our agent in the United States is Blue Phoenix Solutions USA Inc., 8000 Regency Parkway, Cary, NC 27511 United States and its telephone number is (919) 380-5100.

We run our worldwide operations through several wholly owned subsidiaries, named below:

Name of Subsidiary	Country of Incorporation
BluePhoenix Solutions USA Inc.	United States
IntraComp Group Inc.	Unites States
BluePhoenix Solutions Nordic ApS	Denmark
BluePhoenix Solutions U.K. Ltd.	United Kingdom
BluePhoenix Solutions Srl.	Italy
I-Ter/Informatica & Territorio S.p.A.	Italy
BluePhoenix Solutions GmbH	Germany
BluePhoenix Solutions B.V.	The Netherlands
BluePhoenix Solutions Ltd.	Cyprus
BluePhoenix Solutions Srl.	Romania

For information about our significant subsidiaries, see “Item 4.C. Organizational structure.”

Recent Developments

In December 2006, we acquired from CodeStream Software Ltd., or CodeStream, a key competitor in providing IDMS database migrations, certain business assets and activities in the field of modernization of legacy databases. The acquired activities enable us to provide IDMS modernization products and services, enabling organizations to move their IDMS systems to modern relational databases serving modern web based applications on Java, Microsoft .NET or COBOL technology platforms. Pursuant to the purchase agreement, we hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration for the acquisition of CodeStream’s assets and activities, we paid to CodeStream ₤5.2 million (approximately $10.2 million). We believe that this acquisition strengthens our position as a leading provider in the market of database and application migrations.

B.Business Overview

Our Business

We develop and market unique value driven enterprise IT modernization, or EIM, solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure in order to more effectively compete in today’s business environment. The combination of our comprehensive tools and services with our unique methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our complete modernization solutions consist of a combination of automated technologies and services that minimize the risk through the whole life cycle of the modernization process. Our solutions are based on technologies that support the four phases of the process, which we call: Understanding, Migration, Remediation, and Redevelopment. The solutions allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands. In addition, by using our technologies our customers gain the added value of extending their systems to be ready for future demands, such as service oriented architecture, or SOA. Our modernization solutions are offered to customers in all business market sectors, particularly financial services, automotive and governmental entities. In addition, we provide consulting services such as application development services and maintenance for core banking systems.

Our solution portfolio includes software products, software tools, and services that address the most pressing IT challenges which organizations and companies face today, including:

•	lack of agility and responsiveness to changing business needs;
•	difficulty in recruiting and retaining mainframe professionals;
•	growing cost of software licenses, maintenance and operations;
•	lack of packaged software and new applications; and
•	difficulties in complying with new regulations.

 Our solutions enable companies to:

•	effectively plan and carry out strategic projects that provide real business value;
•	better understand and manage their IT systems and resources;
•	easily integrate packaged applications and build customized applications;
•	significantly decrease maintenance, human resource, and technology costs;
•	quickly migrate to modern databases, platforms, applications, and programming languages with a proven suite of tools and services;
•	substantially transform applications and databases in order to address regulatory and business changes; and
•	directly gain access to cutting edge technology and new business channels.

Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past two decades, establishing our credibility and achieving international recognition and presence. Based on our technology and that of our affiliates, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

Market Background

Companies initiate IT modernization projects for a wide range of reasons, such as:

•	maintaining a competitive edge in the market;
•	addressing changing business needs;
•	complying with new regulations;

•	reducing maintenance, human resources, and technology costs; or
•	gaining access to cutting edge technology and new business channels.

Alternatives to modernization, include, among others, renewing legacy systems, buying packaged software, or rebuilding entire applications. Enterprise IT modernization has proven to be the most efficient and viable way for companies to protect their existing investments. We provide a range of solutions designed to efficiently address the challenge of retaining the business knowledge built into the application code while updating the system to reflect new requirements.

The EIM market is divided into the following categories:

Enterprise IT Understanding—These solutions enable companies to make informed strategic decisions regarding the future of their IT systems by automatically capturing multiple levels of operational and development information into a consolidated metadata warehouse. Our tools facilitate global assessments and impact analyses of application assets, thus helping reduce costs, streamline working processes, and increase efficiency.

Enterprise IT Migration—These solutions enable companies to consolidate and eliminate a wide range of legacy hardware and software through automated migration of applications, databases, platforms, programming languages, and data. These tools help to reduce costs and resources, and minimize reliance on proprietary technology, sunset products, and dwindling skill sets. Our SOA-ready solution is provided as a post-migration service, allowing customers to extend their development environment by providing access to mainframe systems through Web services protocols, making legacy systems appear as modern systems.

Enterprise IT Remediation—These solutions enable companies to extend the life of their existing IT systems by quickly adapting to new regulatory changes and business requirements. These automated tools can be easily customized to fit any IT environment and corporate need, including data field adjustment, IT standardization, and system consolidation.

Enterprise IT Redevelopment—These solutions enable companies to mine existing applications by extracting business rules, data flows, and data models, and then re-using the proven code base to create more flexible Java/Web-based applications. Our tools help to reduce maintenance costs and resources and application development time-to-market.

Enterprise IT Understanding

In the current lean budgetary environment, companies that want to extend the return on investment of their existing systems need to modernize their legacy systems. Since modernization projects are intricate and complex, the essential first step is a thorough review of existing IT assets.

Our understanding solutions provide automated, detailed mapping of system-wide IT activity and the interconnections between all software components. This detailed road map serves as the basis for optimizing the re-use of existing IT systems, tailoring the modernization plan for the company’s unique IT environment and corporate requirements, and reducing future ongoing maintenance costs.

Modernization initiatives that need to be based on an in-depth examination of actual system elements include:

•	building and rewriting enterprise-scale application components;
•	implementing new technologies such as Web-enablement;
•	integrating purchased and newly written applications;
•	consolidating servers and applications;
•	migrating to more modern platforms, databases and languages;
•	transforming current applications to adapt to changing business standards; and
•	protecting against the loss of critical personnel and corporate knowledge base.

Our integrated set of enterprise IT understanding solutions are designed to assist companies in achieving these goals by accurately mapping raw IT operational and development data, down to the program code level, into a consolidated enterprise-wide warehouse. The gathered information enables companies to keep track of system inventories, resources, and interrelationships and to intelligently mine systems and application metadata.
                This enterprise-wide view can then be used for a variety of strategic purposes, including:

•	performing impact, cost, and trend analyses as well as ongoing tracking of IT resources, inventories, components, their usage and their interrelationships;
•	running business-logic analyses for business process identification, evaluation, extraction, transition and enhancement;
•	achieving significant cost reductions through the elimination of unused products, unnecessary software upgrades, inefficient storage allocations, and wasteful CPU usage; and
•	providing more efficient application development by reusing systems and leveraging existing business rules.

BluePhoenix™ IT Discovery—This solution provides fast and convenient access to application inventory, dependency, and operational information. This tool performs the complete audit necessary to enable companies to define and analyze all application assets in order to make informed decisions about ongoing modernization activities. IT Discovery provides the ability to analyze on a refreshable basis numerous technology environments, and from them extract and report on the interrelationships among the components that make up these environments. In this manner, it provides an organization the ability to discover information about its current systems, thereby insuring that ongoing decisions are made based on an accurate audit of the current environment.

BluePhoenix™ LogicMiner—This recovery solution mines COBOL and extracts business rules from the legacy code, thus providing IT departments with the ability to begin a modernization process based on techniques that preserve the functionality of legacy code. This tool retains past investments in software assets by producing reusable code objects or descriptive data that can later be used for improving the quality of the legacy code, rewriting the legacy application, or building a full modernization plan. LogicMiner increases a system’s manageability, while eliminating rules that no longer apply to current business procedures.

Enterprise IT Migration

Our comprehensive, integrated set of enterprise IT migration solutions enable companies to standardize and consolidate their IT systems by automatically converting and redeploying applications, databases, platforms, programming languages and data that are implemented on outdated computing platforms.

Buying a packaged application or rebuilding one can often be an expensive and risky proposition. Therefore, companies often look towards migrating their existing applications. This option is much more cost-effective and time-efficient as it leverages their existing investments in custom applications. Additionally, our migration solutions enable companies to operate their IT systems independently, without relying on previous technology support providers. Thus, the migration process provides significant cost savings on development, maintenance, and human resources.

Our migration solutions provide numerous advantages, including:

•	significantly decreasing project costs, risk of errors and time;
•	preserving corporate business knowledge;
•	substantially reducing dependency on scarce skill sets;
•	solving problematic maintenance issues;
•	enabling end-to-end project control and management;
•	directly supplying a full audit trail and documentation of all changes;
•	minimizing system freeze time with a unique “refresh” feature; and
•	comprehensively working with most mainframe and non-mainframe platforms.

The enterprise ITmigration suite includes the following solutions:

BluePhoenix™ DBMSMigrator—An automated migration tool that converts applications from nonrelational databases, such as IDMS (Integrated Database Management System), ADABAS, IMS, and VSAM, to relational databases, such as DB2, Oracle, and SQL Server. The tool performs automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. DBMSMigrator leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated application operates more efficiently, is easier to maintain, and contains complete documentation of the customer’s knowledge base and guidelines.

BluePhoenix™ PlatformMigrator—An automated migration tool that converts a range of platforms, including VSE, MVS, and Bull GCOS, to Unix, Linux, Windows, and .Net. PlatformMigrator can be customized to fit the unique IT configuration and business rules of each customer site. The tool converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques. PlatformMigrator solutions assist companies with maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities like a security system or a batch scheduler, and testing for functional equivalence.

  BluePhoenix™ Rehosting—Organizations implement mainframe rehosting in order to reduce the ongoing costs of existing legacy CICS and batch applications. Rehosting leverages the strength and investment of older COBOL applications while taking advantage of new, cost-efficient hardware and open operating system environments such as Linux, Unix, Windows, J2EE, and .NET.

  Using our various automated migration tools, and cooperating with our partners, we offer COBOL migration and mainframe rehosting solutions. We formed the following alliances for providing these solutions:

•	a cooperation with Micro Focus for implementing their “Lift and Shift” strategy. Micro Focus is a member of the Migration and Transformation Consortium (MTC) for COBOL solutions;
•	an alliance with Clerity for assisting companies to rehost mainframe applications on more cost-efficient, open platforms; and
•	a collaboration with Fujitsu for assisting companies to migrate COBOL/CICS applications into Fujitsu NetCOBOL and the Fujitsu NeoKicks and NeoBatch environments for handing CICS and batch/JCL.

BluePhoenix™ LanguageMigrator—An automated migration tool for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, ALLFusion Gen (formerly COOL: Gen), Mantis, and PowerBuilder to COBOL and Java/J2EE. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, LanguageMigrator identifies the compatibility of the code, converts it to the new standards required by customers, and analyzes converted programs to identify potential problems. For more information about future developments of this tool, see “Research and Development.”

BluePhoenix™ DataMigrator—A Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, the tool provides a fully structured but still versatile automated data migration process. DataMigrator enables full control of source and target data definitions resulting in consistent, accurate, highest quality target data with no data loss, and efficient utilization of available resources. In addition, it provides support for partial or incremental migration and for multiple runtime environments.

    BluePhoenix™ SOA-Ready Enablement —This post-migration service extends the useful life of valuable legacy applications that run on historic mainframe platforms by allowing them to be easily reused in a modern Web-centric environment. This comprehensive solution provides Web services and Web customers for legacy applications. This unique set of tools enables the exposure of a legacy application to more modern applications written in Java or .NET by providing a Web service interface for the legacy system. Our tools also provide a Web-based display for legacy (3270) applications. These tools are noninvasive and allow the legacy application to remain untouched.

Enterprise IT Remediation

Our integrated set of enterprise IT remediation solutions enable companies to extend the life of their existing IT systems when facing ongoing regulatory changes and new business requirements. Our remediation solutions address a variety of corporate needs and include:

BluePhoenix™ FieldEnabler—New business decisions or regulatory requirements often require companies to make changes that impact a wide range of system components. These include field adjustments that involve changes in the type, length, and structure of a database or program field, such as expanding a dealer code. FieldEnabler is a rule-based tool that enables a step-by-step, comprehensive process for making these kinds of modifications across an enterprise in a reliable and time-efficient manner.

    BluePhoenix™ StandardsEnabler—A highly automated solution for reliably facilitating system consolidation into a single set of naming standards. Since all resources being converted must be changed in parallel, the large task of manually standardizing the naming of system components is not practical. Our tool provides an automated solution addressing this problem.

    BluePhoenix™ COBOL/LE-Enabler—A highly automated solution that facilitates the migration of COBOL code from non-LE compliant environments to LE compliant environments.

    BluePhoenix™ EuroEnabler—A highly automated solution that enables the transformation of applications to be euro compliant. EuroEnabler fully preserves system and data integrity and helps to maintain existing levels of system application development and maintenance throughout the process.

Enterprise IT Redevelopment

    Enterprise IT environments are complex, and can prevent companies from quickly and easily adapting to new business needs and requirements. The more companies can organize and understand their applications, the faster they can adapt to inevitable changes. While organizations are mostly satisfied with the existing business functionality of their applications, they usually want to improve their business processes and leverage technologies such as Web-enabled and service-oriented architectures. Additionally, they are eager to find a way to decrease their maintenance costs, which typically consume 70%–80% of total IT spending.

Our enterprise IT redevelopment suite enables companies to efficiently mine, reuse, and rewrite their existing applications, thus incrementally redeveloping their legacy systems, extending them into new technologies, and saving on development and programmer costs.

BluePhoenix™ AppBuilder—Our primary redevelopment legacy environment has been used for managing, maintaining, and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology until they cease using their legacy infrastructure. AppBuilder acts like a virtual application warehouse, keeping the underlying structure of the system in an organized framework such that developers can easily understand it. This allows companies to reuse critical business components, realizing a long-term return on investment for both new and existing applications.

BluePhoenix™Redevelopment —Based on AppBuilder and LogicMiner, Redevelopment transforms legacy COBOL programs into service oriented applications deployed on the latest platforms. The resulting application conforms to industry standards and is written in clean, maintainable source code. This conformance to standard architectures, such as full object-orientation and Web services, is a key differentiator in the Redevelopment approach when compared to more common migrations. Instead of using the common approach where each line of COBOL source code is translated to one or more statements in the target language (known as 1-1 approach), Redevelopment uses a model based approach. Redevelopment develops a platform independent model from platform specific models of legacy COBOL applications identified by BluePhoenix LogicMiner. This platform independent model may then be extended to meet new business requirements. Finally the application is generated to J2EE, .NET, or COBOL.

Visual MainWin® for the Unix and Linux platforms (formerly MainWin)—Visual MainWin® for the Unix and Linux platforms is an application-porting platform that enables independent software vendors to develop applications in Visual C++ and deploy them natively on Unix and Linux without the investment that is usually associated with designing and developing a new source code base for Unix platforms.

In 1994, Mainsoft entered into a licensing agreement with Microsoft, pursuant to which Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Visual MainWin for Unix. Visual MainWin for Unix is already a mature product and Mainsoft primarily focuses on supporting and maintaining its existing Visual MainWin for Unix customers. We believe that our growth engine is the Visual MainWin for J2EE product described below.

Visual MainWin® for the J2EE platform—During 2006, Mainsoft continued to invest in the research and development, sales and marketing of its new Visual MainWin® for J2EE product, including the introduction of a Portal Edition. Mainsoft and IBM have been collaborating to market Visual MainWin for J2EE to IBM customers using or considering using WebSphere Portal in a mixed .NET-Java environment.

Investments and Acquisitions

In order to enhance our solutions and services portfolio, we have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. We implement this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools, and invest in businesses that develop software tools that are complementary to our existing portfolio. The broad portfolio that we established, among others, through these acquisitions, contributes to our ability to penetrate new markets and to offer a complete set of solutions addressing the broad array of changing demands of our customers. We integrate the acquired businesses into our business and assimilate many of their functions, including, marketing, sales, finance and administration into our existing infrastructure.

Following is a description of our investments and acquisitions, which form a part of our business as described above:

CodeStream Software Ltd. In December 2006, we acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, we hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof, we paid CodeStream ₤5.2 million (approximately $10.2 million). In addition, we undertook to issue to CodeStream a convertible debenture in a principal amount of ₤2.9 million (approximately $5.7 million), if (i) not later than December 14, 2008, we receive purchase orders from a key customer of CodeStream, in an aggregate amount of not less than ₤2.2 million (approximately $4.3 million); and (ii) such purchase orders are collectible under the purchase orders not later than December 14, 2009. The debenture shall be issued upon the fulfillment of the aforementioned conditions and shall be due two years after the date of issuance. The debenture shall bear interest at a rate of LIBOR plus 1.5% calculated on a quarterly basis. Interest shall be calculated on the principal amount of the debenture beginning on December 14, 2006.

In addition, we undertook to issue to CodeStream a second convertible debenture in a principal amount of ₤500,000 (approximately $982,000), if (i) not later than December 14, 2010, we receive additional purchase orders from the same key customer of CodeStream, in an aggregate amount of not less than ₤800,000 (approximately $1.6 million); and (ii) such purchase orders are collectible not later than 36 months after the first debenture was issued. The debenture shall be due two years after the date of issuance and shall bear interest at a rate of LIBOR plus 1.5% calculated on a quarterly basis. Interest will accrue on the principal amount of the debenture beginning on the date of issuance of the first debenture.

The debentures will be convertible into BluePhoenix’s ordinary shares at a conversion rate of $6.00 per ordinary share, subject to adjustment for stock dividends, stock splits, recapitalization and other similar events. At the request of the holders of the debentures, given six months in advance, we will repay the amount of the debentures prior to their respective due dates. At the request of the holders of a majority of the shares underlying each of the debentures, given within 10 business days after issuance of the debenture, we will file a registration statement under the Securities Act 1933, referred to as the Securities Act, for an offering of the shares underlying the debentures. In addition, if we otherwise propose to register our ordinary shares under the Securities Act, the holders of the debentures may request that we register their underlying shares as well, subject to certain limitations. In the event that the repayment date of a debenture occurs earlier than 6 months after the registration statement becomes effective, then, the repayment date of the debenture shall be postponed until a date which is 6 months after the effective date of the registration statement.  In the event that holders of 50% or more of the principal amount of a debenture request repayment of the debenture prior to its due date, we shall be released from our undertakings with respect to the registration described above.

BluePhoenix Solutions Srl. (previously known as AlphaTech (2000) Srl.). In December 2002, we purchased from Intercomp, our affiliate, a 65% controlling interest in AlphaTech (2000) Srl. for aggregate consideration of $100,000. In February 2005, we entered into an agreement with the other shareholder of AlphaTech to purchase for $250,000 its entire holdings in AlphaTech, which as of such date was equal to 35% of AlphaTech’s outstanding share capital. In 2005, AlphaTech changed its name to BluePhoenix Solutions Srl. BluePhoenix Solutions Srl., a company incorporated in Romania, serves as our offshore delivery center in Romania.

CePost. In January 2004, we purchased the entire outstanding share capital of CePost Ltd., an Israeli company that develops and markets software solutions for electronic document mining, management and presentment. Pursuant to the purchase agreement, we paid to the shareholders of CePost $172,500 and issued to them 31,496 BluePhoenix’s ordinary shares. In addition, we undertook to pay to the sellers royalties from CePost’s revenues in an amount of up to $1.5 million. At our option, we may pay the royalties in BluePhoenix’s ordinary shares. In accordance with the purchase agreement, we paid to the sellers in 2005 and 2006 advances in an aggregate amount of $45,000 on account of the royalties.

Intercomp. In 1998, we invested in Intercomp Ltd., which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. During 2002 and 2003, Intercomp focused its efforts on the development of software tools that comprise a part of BluePhoenix LogicMiner. For more information about LogicMiner, see “Research and Development—Enterprise IT Understanding—BluePhoenix LogicMiner.”

In 2004, we exercised an option granted to us to purchase from Eran Tirer all of its holdings in Intercomp, constituting 18.5% of the outstanding share capital of Intercomp. In consideration, we issued to Mr. Tirer warrants to purchase BluePhoenix ordinary shares which expired without being exercised. As part of the transaction with Mr. Tirer, certain shareholders of Intercomp, holding 2.1% of Intercomp’s outstanding share capital, transferred to us their holdings in Intercomp. In addition, the remaining shareholders of Intercomp comprised of several funds acting through their general partner, Infinity, converted certain outstanding loans owed to them by Intercomp into 7,236 shares of Intercomp at a price of $162.70 per share. Following these transactions, our holdings in Intercomp increased from 49% to approximately 62%. Since the end of the first quarter of 2004, we consolidated the results of operations of Intercomp.

Concurrently with the grant by Mr. Tirer of the option to purchase from him his holdings in Intercomp, Intercomp granted nonexclusive rights to a distributor partially owned by Mr. Tirer, to further develop and distribute Intercomp’s products.

In April 2004, Infinity granted us a call option to purchase its entire holdings in Intercomp. The option expired without being exercised by us. As a result, Infinity exercised a put option granted to it, to cause us to purchase Infinity’s entire holdings in Intercomp. In consideration for Intercomp’s shares, we issued to Infinity 100,719 BluePhoenix ordinary shares.  As previously agreed with Infinity, we filed a registration statement under the Securities Act with respect to the ordinary shares issued to Infinity. Subsequent to the exercise of the option by Infinity, we currently wholly own Intercomp.

In the first quarter of 2006, FIMI, a creditor of Intercomp, has completed exercising a put option to sell to us convertible promissory notes issued by Intercomp, in an aggregate principal amount of $3.5 million. The put option was originally granted to FIMI in January 2001. As consideration thereof, we paid FIMI an aggregate amount of $4.48 million including interest accrued, which equals the book value of the promissory notes, and issued to FIMI warrants to purchase 210,000 BluePhoenix’s ordinary shares at an exercise price of $4.00 per share. No gain or loss was recorded at the repayment date. In the first quarter of 2007 FIMI exercised all its warrants.

 I-Ter/Informatica & Territorio S.p.A. In the second quarter of 2005, we entered into an agreement to purchase the entire outstanding share capital of I-Ter. I-Ter is a developer and marketer of software solutions for migration from DL1 to DB2, and from IMS/DC to CICS, porting of applications from mainframe and Unix Sun Solaris. Pursuant to the purchase agreement, we paid to the selling shareholders of I-Ter $1.4 million. Under the terms of the transaction, we agreed to pay the selling shareholders an additional consideration of up to $720,000 calculated based on I-Ter’s cumulative earnings before interest and taxes, referred to as EBIT. As agreed, if the EBIT in any calendar year during the three-year period commencing on January 1, 2005, is equal to or greater than $6,000, we will pay the selling shareholders an additional $240,000 with respect to each such year. In 2006, we paid to the selling shareholders $240,000 since I-Ter met the criteria in 2005. In 2006, the EBIT exceeded the minimal level, and therefore we are required to pay the selling shareholders $240,000. In addition, we agreed to pay to the selling shareholders, at such date that is 15 business days following the date on which the EBIT report for the year ended on December 31, 2007 is final, additional consideration equal to seven times the yearly average EBIT in the three-year period commencing on January 1, 2005, less the amounts already paid to the selling shareholders for the purchased shares. In addition, in the event that the yearly average EBIT in the three-year period commencing on January 1, 2005 is greater than $600,000, we shall pay the selling shareholders an amount equal to nine times of the difference between the yearly average EBIT in the three-year period commencing on January 1, 2005 and $600,000.

 MultiConn. In 1999, we acquired 51% of the outstanding share capital of M.S.I. MultiConn Solutions International (1995) Ltd., referred to as M.S.I. MultiConn, and in 2000, we increased our shareholdings in M.S.I. MultiConn to 60%. Effective as of January 2004, the other shareholders of M.S.I. MultiConn transferred their entire holdings in M.S.I. MultiConn to us. Following this transaction, we assumed control over the daily management of M.S.I. MultiConn. We currently wholly own M.S.I. MultiConn and finance its activities.

In 2000, we established together with the other shareholders of M.S.I. MultiConn, a company named MultiConn Technologies Ltd. and initially owned 19% of its share capital.

 MultiConn Technologies develops and markets BluePhoenix™ SOA - Ready Enablement. In 2002, we increased our holdings in MultiConn Technologies to 60%. Following a transaction entered into between us and the other shareholders of MultiConn Technologies in 2004, the other shareholders of MultiConn Technologies increased their holdings in MultiConn Technologies to 58.2% in the aggregate, through the issuance of shares by MultiConn Technologies. As a result, we currently hold approximately 40% of the outstanding share capital of MultiConn Technologies. We have an option to increase our holdings in MultiConn Technologies to 60% of its outstanding share capital for an exercise price of $50,000. As of March 22, 2007, we lent to MultiConn Technologies an aggregate amount of $2.5 million. In 2004, we included in our equity in affiliated companies 100% of the losses of MultiConn Technologies. As of December 31, 2004, we consolidate MultiConn Technologies’ balance sheet with ours. For more information about BluePhoenix™ SOA - Ready Enablement, see “Enterprise IT Migration—BluePhoenix™ SOA - Ready Enablement.”

Outlook. Effective as of January 2004, we acquired from an Israeli company, Outlook Systems Ltd., through our new wholly owned subsidiary, Outlook & BluePhoenix Ltd., Outlook Systems’ entire business activities in Israel in the field of software development services. Pursuant to the purchase agreement, we hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. Under the purchase agreement, as amended in 2006, we paid to Outlook Systems an aggregate amount of approximately $1.3 million. In accordance with the amendment to the purchase agreement, a guarantee given by us to secure bank loans of Outlook Systems, was cancelled. In addition, Outlook Systems received 138,591 of BluePhoenix ordinary shares. As part of the amendment, we undertook to pay Outlook Systems a consideration to be calculated based on Outlook & BluePhoenix Ltd.’s annual earnings before interest and taxes, referred to as EBIT, during the three-year period commencing on July 1, 2005, as follows:

•	For an amount of up to $300,000 of the annual EBIT in each year within the three-year EBIT period, we will pay Outlook Systems a consideration equal to 10% of the EBIT;
•	For an amount of annual EBIT in a fiscal year within the three-year EBIT period in excess of $300,000, we will pay Outlook Systems additional consideration equal to 15% of the excessive amount.

         Based on the EBIT during the eighteen months commencing on July 1, 2005, the accrued contingent consideration is $35,000.

 Zulu Software Inc. In February 2005, we entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc., or Zulu, on a fully diluted basis. Under the purchase agreement, the purchase price was divided into four installments, each to be paid subject to fulfillment of a certain milestone. We paid the first installment of $350,000 in February 2005 against the issuance to us of 8% of Zulu’s outstanding share capital. We have not made additional payments because the agreed upon milestones have not been met. In January 2006, we purchased from the other shareholders of Zulu additional shares increasing our holdings to 72% of Zulu’s outstanding share capital. The aggregate consideration we paid for this additional purchase was $2.4 million. Zulu is a developer and marketer of software solutions for migration from ADABAS/Natural to Java. For more information about Zulu’s software solutions, see “Enterprise IT Migration—BluePhoenix™ LanguageMigrator.”

Cicero Inc. (formerly Level 8 Systems Inc.). As of March 22, 2007, we hold several capital instruments, including warrants and rights to receive warrants, exercisable into shares of Cicero Inc. If we exercise these capital instruments in full, we will hold approximately 545,000 ordinary shares of Cicero. As of March 22, 2007, we provided Bank Ha’Poalim with a guarantee securing Cicero’s bank loans, in an amount of approximately $2 million. The guarantee is extended from time to time and it is currently in effect until November 2007. In consideration for the extension of the guarantee, Cicero issues to us ordinary shares. In the event that the guarantee is exercised, the bank is obligated to grant to us a loan for a three-year period in an amount of up to the amount of the guarantee.

 In September 2004, we extended a loan to Cicero of approximately $97,000 under a secured promissory note. The note bears interest at an annual rate of 10%. In consideration, we are entitled to receive warrants to purchase 19,865 ordinary shares of Cicero at an exercise price of $1 per share.

Customers

We provide our modernization solutions directly or through our strategic partners, such as IBM, EDS, NCS, Matrix, and TACT. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners are usually system integrators who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements with our partners under which we grant license rights or to the partners’ customers, provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

A substantial portion of our agreements are based on fixed price contracts. These projects may bear some risks and uncertainties as we price these contracts based on estimates of future costs, duration of the project and the impact of potential changes in the scope of the work. We also enter into other types of contracts, including annual maintenance contracts, license agreements and arrangements on a time and material basis. To date, shifts in revenues generated from different types of agreements have not materially affected our results of operations.

Our customers include, among others:

Financial Services	Insurance	Other Industries
• Citibank	• American Family Life Assurance company of Columbus	• Ansys Inc. Canonburg
• Credit Suisse	• DesJardins General Insurance Group Inc.	• Altera Corporation
• Fidelity International Resource Management	• Employees retirement system	• Business Objects Corp.
• Laiki Group	• Europe Assistance	• Commonwealth of Australia represented by the Department of Immigration and Multicultural and Indigenous Affairs

• Rabobank Netherland BV	• Friends Provident Management Services Ltd.	• Daimler Chrysler AG
• Rural Servicios Informaticos (Spain)	• Legal and general Resources	• Erhervs-og Selskabsstyrelsen
• SDC Udvikling (Denmark)	• Scottish Equitable Plc.	• ESRI – Environmental Research Institute, Inc.
• Woolwich PLC	• The New York City	• IBM de Mexico Comercializaion y- servicios S.A
• IBM (Rational Software)
• Lawson Products
• Mentor Graphics Corporation
• Ministry of Defense (Israel)
• Siebel Systems, Inc
• Toyota Motor Sales, USA, Inc.
• TEMENOS Group

Each of the customers mentioned above contributed at least $600,000 to our annual revenues for a project performed within the previous two fiscal years.

SDC Udvikling A/S, referred to as SDC Udvikling, an affiliated company of SDC, accounted for 11% and 17% of our revenues in 2006 and 2005, respectively.

Temenos group accounted for 15% of our revenues in 2006.

The following table summarizes the revenues from our tools and services by geographic regions for the periods indicated

	Year ended December 31,

	2006	2005	2004
	(in thousands)
United States	$15,048	$17,423	$20,438
Europe (other than Denmark)	28,449	18,643	15,860
Denmark	10,304	12,334	10,122
Israel	10,156	7,991	8,353
Other	4,047	2,556	2,413

Total	$68,004	$58,947	$57,186

Research and Development

In order to maintain our position as a market leader in the IT modernization market, we are focusing our development efforts on further enhancements to current solutions, as well as addressing newly emerging aspects of the modernization market. We are planning additional software development activities to extend our modernization solutions by leveraging our technological skills to create added value for our customers and to generate additional business opportunities.

The next generation of our solutions will be extended to address the entire modernization process from legacy systems to modern platforms. We have started to develop our next generation of products and tools, which will allow the fluent transformation of legacy code to state-of-the-art platforms, such as J2EE and .NET. The new generation of solutions is composed of products and tools in several EIM categories.

Enterprise IT Understanding

BluePhoenix™ IT Discovery— By further refining our existing understanding technology and combining it with the additional technology licensed from Merrill Lynch, IT Discovery will provide the basis for legacy understanding needed by the rest of our modernization solutions.

Enterprise IT Automated Migration

Fourth Generation Language Migration—In the area of automated migration, we continue to build on our 4GL migration solutions. Our assets in the migration area cover COOL:Gen, Mantis, ADSO/IDMS, Natural, CSP, and PowerBuilder transformations. We continue to extend the support target platform of these transformations to include J2EE and .NET platforms.

Enterprise IT SOA Ready Solution—A comprehensive solution that provides Web services or clients for a legacy application. Our unique suite of tools enables a legacy application to be exposed to more modern applications written in Java or .NET by providing a web service interface for the legacy system. In addition, our tools are able to provide a web based appearance/ connectivity/ interface legacy applications. Both solutions are not intrusive and allow the legacy application to remain untouched.

BluePhoenix™ LogicMiner—A comprehensive solution for recovery that mines COBOL and extracts business rules from the legacy code, thus providing IT departments with the ability to begin a modernization process based on techniques that preserve the functionality of a legacy code. This tool retains past investments in software assets by producing reusable code objects or descriptive data that can later be used for improving the quality of the legacy code, rewriting the legacy application, or building a full modernization plan. LogicMiner increases a system’s manageability, while eliminating rules that no longer apply to current business procedures.

BluePhoenix™ Refactoring Repository—A repository that supports the storage and management of the abstract models and code of applications that make use of multiple development architectures such as legacy information engineering and more modern object oriented and service oriented architectures.

BluePhoenix™Redevelopment—Once legacy models and code are refactored, Redevelopment will provide the ability to generate from the abstract platform independent model stored in the Refactoring Repository to platform specific models such as J2EE and .NET. To address this, we are extending robust generation technologies to generate platform specifics for object orientation and SOA. This model driven modernization environment can be used to gradually migrate applications rather than requiring an “all at once” approach. In order to address refactoring, which involves changing from one application model to another, we are adding the necessary tools to assist in the process of taking the information from legacy applications’ architectures via LogicMiner to more modern architectures such as object and SOA.

Mainsoft’s Visual MainWin® for the J2EE platform—Mainsoft’s Visual MainWin® for the J2EE platform is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web applications and Web services using the Visual Studio .NET development environment.  Version 1.7 of Visual MainWin® for the J2EE platform, introduced in December 2005, supports the IBM partnership, including validation on all IBM eServer product line and support for IBM WebSphere Express and WebSphere Application Server 6.0. In 2006, Mainsoft identified the enterprise portal market opportunity and launched a portal edition of the product supporting IBM WebSphere Portal.  This product is based on the Mono project, an open source .NET implementation, led by Novell and it is not dependant upon Microsoft source code.

Mainsoft continues to market Visual MainWin for Unix. Its current release supports Visual Studio 2005 and additional UNIX and Linux platforms.

Costs and Grants

As of December 31, 2006, we employed 150 employees in our software development departments. Our net development expenditures were $9.4 million in 2006, $8.0 million in 2005 and $8.1 million in 2004. Certain of our new product development projects have been awarded research grants, of which some that are repayable as royalties.

Chief Scientist Grants

Visual MainWin® for J2EE Platform—Through December 31, 2006, our subsidiary, Mainsoft, accrued an aggregate of approximately $1.8 million in grants from the Office of the Chief Scientist, or the OCS, for the development of Visual MainWin® for J2EE. Royalties of 3% are payable to the OCS on sales of Visual MainWin® for J2EE, up to 100% of the dollar-linked grant received in respect of the funded product. To date, Mainsoft has paid the royalties to the OCS as required. Mainsoft has submitted to the OCS an application for obtaining research and development grants for 2007, which is pending approval.

PowerText—As of January 1, 2004, we received through our wholly owned subsidiary, an aggregate of approximately $200,000 in grants from the OCS for the development of PowerText. PowerText is a software solution for automated electronic document mining, management and presentment. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received. To date, CePost has paid to the OCS the royalties as required.

BluePhoenix™ SOA - Ready Enablement—Through December 31, 2004, our subsidiary, MultiConn Technologies, accrued an aggregate of approximately $580,000 in grants from the OCS, for the development of BluePhoenix™ SOA - Ready Enablement. Royalties of 3% are payable to the OCS on sales of BluePhoenix™ SOA - Ready Enablement up to 100% of the dollar-linked grant received in respect of the funded product.

The balance of the contingent liability relating to the royalties payable by our subsidiaries to the OCS, at December 31, 2006, amounted to approximately $2.5 million.

Other Grants

In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide one of our wholly owned subsidiaries together with a company incorporated in Singapore, financing for the development of a Java report generator based on legacy text file input. Accordingly, the foundation agreed to award our subsidiary up to $100,000 payable according to an agreed upon schedule. As of March 22, 2007, we received $45,000 of the grant. The grant is required to be repaid in installments based on sales of the funded product up to the amount of the grant.

Our subsidiary, I-Ter, is entitled to funds to develop Easy4Plan product, from the Ministry of Production in Italy. Easy4Plan is a workflow management tool designed for ISO9000 companies. Approximately 30% of the funds are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. The development term ended in September 2006. Pending the final approval of the Ministery of Production, we anticipate that during 2007, I-Ter will receive a total aggregate amount of approximately $650,000.

Intellectual Property

We rely on a combination of trade secret, copyright, and trademark laws and nondisclosure agreements, to protect our proprietary know-how. Our proprietary technology incorporates processes, methods, algorithms, and software that we believe are not easily copied. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary. However, we believe that with regard to most of our solutions, because of the rapid pace of technological change in the industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability, and experience of our personnel, new product development, and ongoing product maintenance and support.

Competition

The modernization market in which we operate is highly competitive. The principal competitive factors affecting the market for our modernization solutions include:

                        •       product functionality, performance, and reliability;
•  technical range of the offered solutions;
•  integration between the offered solutions;

•  availability of experienced personnel and its expertise;
•  prices;
•  ability to respond in a timely manner to changing customer needs;
•  quality of support and vertical market expertise.

Competition in the enterprise IT modernization field is, to a large extent, based upon the functionality of the available tools and personnel expertise. Vendors in this market address the modernization of legacy systems in different ways, and therefore do not always compete directly with the others. Many small vendors address only a small part of the market, providing IT specific solutions. Only a few vendors offer more comprehensive and integrated tools and solutions that can respond to the most challenging modernization issues that companies are facing. Some large vendors, such as Oracle, HP and Intel have joined forces to lead the market in an organized mainframe modernization initiative, the Application Modernization Initiative (AMI). These three vendors also intend to create a selected consortium of vendors in order to broaden the depth and breadth of their migration offering.

Our principal competitors consist of system integrators, offshore outsourcers, and tool vendors, including leading software developers, who enable the replacement or modernization of legacy systems. Major system integrators in the market include IBM, Accenture, Capgemini, and EDS. IBM has established legacy modernization as a strategic aspect of its long-term application development strategy.  Major system integrators have a specific and dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and a large service delivery capability.  In some cases, we cooperate with some of these system integrators in providing specific solutions or portions of comprehensive projects. Major offshore outsourcers in the market include TCS (Tata Consulting Services), WIPRO, Patni, and Infosys. Both systems integrators and offshore outsourcers have vertical market groups offering consulting and professional services.

We also face competition from niche tools and solutions companies operating in each of the four principal areas of the enterprise IT modernization market:
        •  Enterprise IT Understanding;
                •  Enterprise IT Migration;
                •  Enterprise IT Remediation; and
                •  Enterprise IT Redevelopment.

For example, Cast Application Intelligence Platform reads application source code to analyze the fine-grained relationships among software artifacts - objects, functions, stored procedures, database tables and columns, scripts and others. MetaWare provides services and products such as re-hosting, database and programming language conversions. Most Software Technologies addresses the ADABAS/Natural arena, and other competitors focus on collecting sufficient information about application portfolios to improve business processes. Other solution developers provide distributed repository solutions and architecture modernization services.

C.            Organizational Structure

We are part of the Formula group, a global IT solutions and services group headquartered in Israel. The Formula group is principally engaged in providing software consulting services, developing proprietary software products, and providing computer-based business solutions. The Formula group delivers its solutions in over 50 countries worldwide to clients with complex IT services needs, including a number of “Fortune 1000” companies. We are a subsidiary of Formula Systems (1985) Ltd., which holds 52.3% of our ordinary shares.

Following is a list of our significant subsidiaries, their country of incorporation, and proportion of our ownership interest in them, as of March 22, 2007:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest
BluePhoenix Solutions B.V.	The Netherlands	100%
Liraz Systems Ltd.	Israel	100%
Mainsoft Corporation	United States	58%

D.    Property, Plants and Equipment

We, together with our subsidiaries and affiliates, currently occupy approximately 9,800 square meters of office space. The aggregate annual rent we paid for these facilities in 2006 was $1.9 million. The following table presents certain information about our facilities and the terms of lease of these facilities.

Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2007(*) in thousands $
Israel	Herzlia	2,170	December 2008	375
Israel	Holon	253	February 2007	30
Israel	Lod	1,076	June 2007	146
USA, North Carolina	Cary	860	April 2009	200
USA, California	San Jose	350	November 2007	80
USA, California	Santa Clara	160	October 2008	36
USA, Indiana	South Bend	400	February 2008	84
Denmark	Ballerup	1,759	November 2008	365
Germany	Frankfurt	265	November 2007	48
Romania	Bucharest	900	November 2007	162
United Kingdom	Uxbridge	40	August 2007	54

Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2007(*) in thousands $
United Kingdom	Milton Keynes	80	June 2007	112
Cyprus	Nicosia	800	June 2009	132
Italy	Milan	150	October 2010	30
Italy	Riccione	330	December 2010	42
Italy	Milano	110	April 2012	18
Italy	Roma	124	September 2011	34
Total		9,827		1,948

(*) Includes related fess such as management fees, maintenance, parking etc.

If, in the future, we determine that we need additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices. We do not own any real property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Background

We develop and market unique value driven enterprise IT modernization solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today’s environment. The combination of our comprehensive set of products and tools with our expert services methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our solutions, which include technology for Understanding, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including the changes in the suite of modernization tools we have been offering to our customers, the impact of acquisitions and dispositions of companies, and the difficulties we have encountered in introducing our tools to the markets. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication for future performance.

The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the years ended December 31, 2006, 2005 and 2004, and with any other selected financial data included elsewhere in this report.

Overview

General

In recent years, we have been affected by the global economic changes, in particular trends in capital spending in the information technology sector. During 2001 through 2003, the overall business slowdown in the North American and European markets influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned commitment. These changes in purchasing patterns in the IT industry directly affected our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. Since 2003, as a result of a recovery of the market, and the impact of strategic acquisitions we completed, this trend changed, and our revenues increased from $57.2 million in 2004 to $58.9 million in 2005 and $68 million in 2006. As part of this change, our average backlog increased from approximately $25 million at the end of 2004 to $50 million at the end of 2005 and $80 million at the end of 2006.  This increase improves management’s ability to engage in near-term planning. We typically fill current backlog within one year.

In providing our solutions, we work closely with our customers or system integrators, and can therefore be impacted by holiday seasons of customers and system integrators. As a result, we may sometimes experience a decline in our third quarter revenues due to the summer holiday season in Europe and Israel.

In order to enhance our solutions and services portfolio, we have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. We implement this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio and have a skilled and specialized workforce.

Challenges and Opportunities

Our principal objective is to enhance our revenues by leveraging the marketing resources and skilled specialized workforce to market the suite of tools and solutions that we offer. In addition, we have identified a market demand for complementary application development services. Our SOA-ready solution is provided as a post-migration service, allowing customers to extend their development environment by providing access to mainframe systems through Web services protocols, making legacy systems appear as modern systems. Therefore, we anticipate an increase in revenues generated from our customers, by offering them SOA-ready solutions and other “post-migration” services.

The principal challenge we face is to accomplish our growth objectives while also enhancing profitability. In order to expand our revenue base, we will continue to invest in our sales and marketing operations and penetrate additional markets such as Far East Asia. In preparation for the expansion of our business we are anticipating the need to expand our off-shore delivery centers. As part of this process we will evaluate the viability of moving or consolidating support and delivery centers to continue to increase efficiencies and margins.

Since our margins are dependent on the degree of automation of our tools, we plan to continue devoting substantial resources to research and development both internally and through acquisitions. There is no assurance that these investments will lead to revenue growth. If they do not lead to growth as anticipated, our profitability will be adversely affected.

Since 2003, we have been enhancing our offshore delivery centers in Romania and Cyprus, where our operational costs are lower. These offshore centers allow us to reduce the prices we charge our customers for our solutions and simultaneously improve our operating profit. Recently, professional work in these countries became more expensive and professional fees may continue to increase in the future. As a result, we may consider establishing offshore facilities in other countries. The establishment of such additional facilities, may result in significant capital expenses which may affect our cash position. As the degree of automation of our tools increases, the need for expert services decreases, and as a result, our direct expenses decrease. In addition, the improved tools enable us to implement our distributed project methodology, and simultaneously use our delivery centers that perform the actual modernization project with our tools.

Consolidation of the Results of Operations of Our Subsidiaries

Following is information regarding the consolidation of the results of operations of certain of our subsidiaries, for the periods indicated. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.

Name of Subsidiary	Beginning Consolidation
CePost Ltd.	First quarter of 2004
Outlook & BluePhoenix Ltd.	First quarter of 2004
Intercomp Ltd.	Second quarter of 2004
MultiConn Technologies Ltd.	First quarter of 2005
I-Ter/Informatica & Territorio S.p.A.	Second quarter of 2005
Zulu Software Inc.	First quarter of 2006

Critical Accounting Policies

    We prepare the consolidated financial statements of BluePhoenix in conformity with U.S. GAAP. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•                  Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

We recognize revenues from direct software license agreements in accordance with statement of position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9) upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

When a project involves significant production, modification or customization of software, and with respect to fixed fee contracts, revenue is generally recognized according to the percentage of completion method in accordance with the provisions of SOP 81-1 “Accounting for performance of Construction-Type Contracts.” Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations. We recognize contract losses, if any, in the period in which they first become evident.

Under some of our agreements, the customer may have the right to receive unspecified upgrades on a when-and-if available basis. These upgrades are considered post-contract customer support, referred to as PCS, and the fair value allocated to this right, is recognized ratably over the term of the PCS.

           There are no rights of return, price protection or similar contingencies in our contracts. Accordingly, we do not establish a provision due to the lack of warranties claims in the past. Some of our contracts include client acceptance clauses. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the progress, the existence of other service providers and the payments terms.

•                 Capitalized software research and development costs. Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of the FASB Statement of Financial Accounting Standards No. 86 (SFAS 86). Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred net of participation of the office of the Chief Scientist (OCS). Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, currently over a period of 5 years, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Our failure to accurately predict the useful life of capitalized software could cause a one-time amortization, which could adversely affect our operating results

•                 Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

In accordance with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other intangible Assets” (SFAS 142), effective January 1, 2002, indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short term and long term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets. These write downs, if any, may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the reporting unit for the purpose of our annual or periodic analysis, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

•                  Income taxes. Our income tax policy records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carry forwards. We follow specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required in our management opinion, in accordance with the provisions of FASB Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes.” If we fail to accurately predict our estimated tax and if we are required to pay higher taxes than we anticipated, our results of operations could be seriously harmed.

•                 Accounts receivable. We maintain a conservative method to assure the collection of our accounts receivable. Under this methodology, we periodically estimate the outstanding amounts and deduct an allowance for receivables with a low collection certainty. When there is a major deterioration of a customer’s credit worthiness, we make allowances for doubtful accounts upon specific review of all outstanding invoices of such customer. A relatively large portion of our revenue is generated from fixed-price-projects. We recognize revenue according to the percentage of completion method, and rely on project managers’ estimations in calculating that percentage. The customers’ payment terms are usually based on milestones. Therefore the delay in actual collection may reach 4-6 months. The average debt duration is approximately 2–3 months. If we fail to estimate accurately the recoverability of amounts due to us, our results of operations could be adversely affected.

•                  Derivative Instruments. We have adopted Statement of Financial Accounting Standards SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” ("FAS 133"). Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income within shareholders’ equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

            We use foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated as hedging instruments under FAS 133.

            We have an embedded conversion features as part of the $3 million convertible debenture host debt which is being marked to market and accounted in accordance with EITF 00-19"Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a

Company's Own Stock". In addition, we have convertible notes which consists an embedded put option which is bifurcated from the host debt and is being recorded at fair value in accordance with FAS 133.

Recently Issued Accounting Pronouncements:

In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140”. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently evaluating the impact of this statement, if any, on our consolidated financial statements.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FAS 109.” This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as the derecognition, interest and penalties and disclosure. As applicable to us, the interpretation prescribed by FIN 48 will be effective commencing January 1, 2007. We are currently evaluating the impact that the adoption of FIN 48 would have on our consolidated financial statements.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to us, this statement will be effective as of the year beginning on January 1, 2008. We are currently evaluating the impact that the adoption of FAS 157 would have on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin is effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on our consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to us, this statement will be effective as of the year beginning January 1, 2008. We are currently evaluating the impact that the adoption of FAS 159 would have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The adoption of this statement did not have an impact on our consolidated financial statements.

In December 2006, the FASB posted FASB Staff Position, or FSP, 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies.” This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective immediately for registration payment arrangements and financial instruments subject to those arrangements that were entered into or modified subsequent to December 15, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 15, 2006, the FSP is effective for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. We will adopt FSP 00-19-2 beginning January 1, 2007 and we are currently evaluating the potential impact the adoption of this pronouncement will have on our consolidated financial statements.

In November 2006, the FASB ratified EITF Issue No. 06-7," Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities" (“EITF 06-7”). At the time of issuance, an embedded conversion option in a convertible debt instrument may be required to be bifurcated from the debt instrument and accounted for separately by the issuer as a derivative under FAS 133, based on the application of EITF 00-19. Subsequent to the issuance of the convertible debt, facts may change and cause the embedded conversion option to no longer meet the conditions for separate accounting as a derivative instrument, such as when the bifurcated instrument meets the conditions of Issue 00-19 to be classified in stockholders’ equity. Under EITF 06-7, when an embedded conversion option previously accounted for as a derivative under FAS 133 no longer meets the bifurcation criteria under that standard, an issuer shall disclose a description of the principal changes causing the embedded conversion option to no longer require bifurcation under FAS 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity. In addition, under the EITF, for conversion of option for which the carrying amount has previously been reclassified to shareholders' equity, the issuer should recognize any unamortized discount remaining at the date of conversion immediately as interest expense. EITF 06-7 should be applied to all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in FAS 133 in interim or annual periods beginning after December 15, 2006, regardless of whether the debt instrument was entered into prior or subsequent to the effective date of EITF 06-7. Earlier application of EITF 06-7 is permitted in periods for which financial statements have not yet been issued. We are currently evaluating the impact of this guidance on our consolidated financial statements.

Our Reporting Currency

A substantial portion of our revenues and costs are denominated in United States dollars, or dollars. The dollar is the primary currency of the economic environment in which BluePhoenix operates. Thus the dollar is our functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars under the principles described in FASB Statement of Financial Accounting Standards No. 52. Assets and liabilities have been translated at period-end exchange rates. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. For consolidated companies whose functional currency is other than the dollar, results of operations have been translated at appropriately weighted average exchange rates. The exchange gains and losses arising from these translations are included in the statement of income (loss).

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%
2004	1.2	(1.6)	(7.4)
2005	2.4	6.8	13.3
2006	(0.1)	(8.2)	(11.3)

A.    Operating Results

The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:
	Year ended December 31,
	2006	2005	2004
	%	%	%

Revenues	100.0	100.0	100.0
Cost of revenues	41.9	43.1	42.4
Gross profit	58.1	56.9	57.6
Software development costs	13.8	13.6	14.1
Selling, general, and administrative expenses	32.6	36.7	37.4
Operating income	11.7	6.6	6.1
Financial expenses, net	(5.2)	(3.3)	(1.5)
Gain on realization of shareholdings	-	-	0.1
Other income, net	0.4	0.2	1.8
Income before taxes on income	6.9	3.5	6.5
Income tax expense (income), net	(0.4)	0.3	0.5
	7.3	3.2	6.0
Minority interest	(0.4)	(0.2)	(0.1)
Equity in losses of affiliated companies, net	_-_	_-_	(0.9)
Net income	6.9	3.0	5.0

Years Ended December 31, 2006 and 2005

Revenues. Revenues increased 15% from $58.9 million in 2005 to $68.0 million in 2006. We attribute the revenue growth to two key factors. The main factor is the growing realization by major enterprises that are dependant on legacy core systems, of the inevitability of IT modernization for staying effective, competitive and efficient. In addition, there is a steadily growing awareness of BluePhoenix as a key leader in IT modernization with a significant installed base. Industry experts, such as Gartner, have repeatedly recommended that  applications and legacy infrastructure be modernized in order to enable companies to comply with the changing market and technology requirements. Industry experts’ recognition of this process as a long-term, strategic need for the enterprise has generated increasing awareness of the issue among chief information officers.

The price of a modernization project mainly depends on the number of lines of code to be converted, and is determined independently of the source and target platforms. As a result, the prices of our solutions do not fluctuate significantly.

We constantly update our suite of tools in order to support a larger variety of languages, databases and platform conversions.  As a result, IT service companies choose to license our technologies for use in modernization projects for their end customers. Revenues generated from products grew from $8.7 million in 2005 to $10.2 million in 2006, representing 15% of the overall revenues in each of these years.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2006	2005	2004
	%	%	%
United States	22	30	36
Europe (other than Denmark)	42	32	28
Denmark	15	21	18
Israel	15	14	15
Other	6	3	3
	______	______	______
Total	100	100	100

Relationships that we developed during previous years with several large European customers have matured and started to generate a growing stream of projects. As a result, our revenues in Europe grew from $15.9 million in 2004 to $18.6 million in 2005 and to $28.4 million in 2006.

In order to compensate for the decrease in our revenues generated in North America, we plan to expand our sales and marketing efforts in this market.

Cost of revenues. Cost of revenues consists of salaries, travel costs relating to projects and services rendered, amortization of capitalized software costs and fees paid to independent subcontractors. Cost of revenues increased 12% from $25.4 million in 2005 to $28.5 million in

2006. Cost of revenues as a percentage of revenues decreased 1.2% from 43.1% in 2005 to 41.9% in 2006. The decrease in cost of revenues as a percentage of revenues was mainly due to the expansion of our offshore centers, a process that is expected to continue in 2007. During 2006, we increased the number of professional employees in our offshore centers by 11%. These new employees enabled us to replace on-site facility employees, thus decreasing the number of relatively expensive technical experts. The reduction in costs in our offshore centers relative to the costs in our on-site facilities resulted in an average savings of 30%-50% per employee. In addition, as the degree of automation of our tools increases, the need for expert services decreases, and as a result our direct expenses decrease.

The total amount of amortization of intangible assets in 2006 was $7.1 million, compared to $5.5 million in 2005. This increase was related to the general release of developed modernization tools and the amortization of intangibles related to 2006 acquisitions.

Software development costs. Software development costs, gross, consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Software development costs, net, consist of software development costs, gross, less development grants and capitalized software costs.

Software development costs, net, increased from $8.0 million in 2005 to $9.4 million in 2006. As a percentage of revenues, software development costs, net remained at 14%.

Software development costs, gross, increased from $16.3 million in 2005 to $17.4 million in 2006. As a percentage of revenues, software development costs, gross decreased to 25.6% in 2006 compared to 27.7% in 2005. This decrease was primarily due to the market release of developed modernization tools and a reduction in costs by using our offshore centers.

In the past few years, our development costs have been attributed to the development of our unique modernization suite of tools. Software development costs are charged to operations as incurred, unless capitalized according to SFAS 86. In 2006, we capitalized software development costs in an aggregate amount of $7.5 million compared to $8.0 million in 2005. During 2005 and 2006, we introduced several new solutions:

•	BluePhoenix LogicMiner – Solution for Understanding and Mining COBOL Applications;
•	BluePhoenix Redevelopment SOA – New Redevelopment Solution for Converting COBOL Applications to Java and C#; and
•	Automated Tool for Converting ADABAS/Natural Applications to Java Using Rational databases.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of wages and related expenses, travel expenses, third party and sales people commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general and administrative expenses increased from $21.6 million in 2005 to $22.1 million in 2006. During 2006, our expanded marketing efforts lead to a significant growth in revenue and in number of new signed deals during 2007.

Financial expenses, net. Financial expenses in 2006 were $3.5 million compared to $2.0 million in 2005. The increase in financial expenses is mainly attributable to the issuance of convertible notes in February 2006 and convertible debentures in March 2006. The calculation of the discount amortization and the fair value adjustments of related financial instruments resulted in non-cash financial expenses. The non-cash expenses related to the convertible notes and debentures were $1.2 million in 2006 compared to $556,000 in 2005. In addition, the increase in financial expenses was attributable to the increase of the company’s overall borrowings from banks.

Other income, net. Other income, net in 2006 was $282,000 compared to $104,000 in 2005. Other income in 2006 consists of dividend received from Steps Ventures, An Israeli venture capital investment group, in which we hold 375,000 shares representing 3.75% of their outstanding share capital.

Income tax expense, net. In 2006, we had income from income tax, net of $282,000 compared to an expense of $149,000 in 2005. The income in 2006 was related to the final settlement of tax assessments with the Israeli Income Tax Authorities, which was partially offset by our local taxes paid worldwide by our international subsidiaries.

Minority interests in profits of subsidiaries. Minority interest in 2006 includes $204,000 representing the minority share in the profits of Mainsoft, $88,000 representing the minority share in the profits of Liacom Systems and $25,000 representing the minority share in the profits of Zulu Software Inc.

Years Ended December 31, 2005 and 2004

Revenues. Revenues increased 3% from $57.2 million in 2004 to $58.9 million in 2005. This increase was mainly in the second half of 2005 and reflects the consolidation of I-Ter results. The price of a modernization project mainly depends on the number of lines of code to be converted, and is determined independently of the source and target platforms. As a result, the prices of our solutions do not fluctuate significantly.

The increase in sales in Europe is partially attributable to our marketing efforts during 2005, which resulted in a 19% increase in revenues in Europe (including Denmark) in 2005 compared to 2004. In addition, the consolidation of I-Ter contributed to our annual revenue growth in Europe. In the United States there was a decrease of 15% in revenues in 2005 compared to 2004. This decrease is mainly attributable to a delay in new orders from the North American market during the first half of 2005.

Cost of revenues. Cost of revenues increased 4.6% from $24.3 million in 2004 to $25.4 million in 2005. Cost of revenues as a percentage of revenues increased 0.7% from 42.4% in 2004 to 43.1% in 2005. The increase in cost of revenues was caused by the increased amount of amortization of intangible assets that reached technical feasibility during 2005. The total amount of amortization of intangible assets in 2005 was $5.5 million, compared to $3.1 million in 2004. This increase was mostly offset by a decline in salaries and project related costs, due to the efficient usage of our offshore delivery centers.

Software development costs. Software development costs, gross, increased 4% from $15.6 million in 2004 to $16.3 million in 2005. As a percentage of revenues, software development costs, gross was not changed materially, 27.7% in 2005 compared to 27.3% in 2004.

        In the past few years, our development costs were attributed to the development of our unique modernization suite of tools. Software development costs are charged to operations as incurred, unless capitalized according to SFAS 86. In 2005, we capitalized software development costs in an aggregate amount of $8.0 million compared to $7.1 million in 2004. This increase was primarily due to the implementation of our strategy to expand our tool offerings and increase the degree of automation of our tools. These factors are important in order to maintain our leadership position in the market and perform profitable projects.

Selling, general and administrative expenses. Selling, general and administrative expenses increased from $21.4 million in 2004 to $21.6 million in 2005. During 2005, our management members devoted significant marketing efforts in order to further expose the Company’s suite of tools to potential customers and partners.

Financial income (expenses), net. Financial expenses in 2005 were $2.0 million compared to $882,000 in 2004. A portion of the increase in financial expenses is due to the issuance of convertible debentures in March 2004, which was partially included in financial expenses in 2004 and fully accounted for in the first quarter of 2005, when a registration statement covering the underlying shares became effective. In addition, the increase in financial expenses is attributable to (i) the increase of the company’s overall borrowings from banks, and (ii) the devaluation of the euro conversion rate compared to the dollar in 2005 by 13.3%, as compared to a 7.4% increase in the euro conversion rate in 2004.

Gain on realization of shareholdings. There was no gain on realization of shareholdings in 2005. Gain on realization of shareholdings in 2004 was $112,000. This gain results from a sale of ordinary shares of Cicero Inc. was $171,000. This gain was partially offset by a loss of $59,000 resulted from transaction-related costs with respect to the sale of our shareholdings in Tesnet – Software Testing Ltd., or Tesnet. The sale of Tesnet’s shares was for cash consideration of $2.8 million.

Other income, net. Other income, net in 2005 was $104,000 compared to $975,000 in 2004. Other income in 2004 consists primarily of a $703,000 dividend received from Steps Ventures.

Income tax expense. In 2005, we had an income tax expense of $149,000 compared to $260,000 in 2004. Due to tax losses carried forward in Israel and in several other locations, our total tax expense is composed of the net aggregate expense of local taxes paid worldwide by our international subsidiaries.

Share in losses of affiliated companies, net. In 2004, share in losses of affiliated companies, net, was $516,000. Share in losses of affiliated companies in 2004 was mainly attributable to $69,000 representing our share in the losses of Intercomp, and $455,000 representing our share in the losses of MultiConn Technologies. In 2005, these two affiliates were consolidated in our result of operations, and therefore no equity in losses of affiliated companies was recorded.

Minority interests in profits of subsidiaries. Minority interest in 2005 includes $137,000 representing the minority share in the profits of Mainsoft, and $2,000 representing the minority share in the profits of Liacom Systems.

B.    Liquidity and Capital Resources

How We Have Financed Our Business

In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

On March 30, 2004, we completed a $5 million private placement to institutional investors. Under the terms of this transaction as amended on February 18, 2005, we issued to the institutional investors convertible debentures due in 2007, bearing interest at a rate of six months LIBOR paid quarterly. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us additional convertible debentures and warrants for an aggregate purchase price of $3 million. Those debentures are due in 2009.

As of March 22, 2007, $4.4 million principal amount of the debentures were converted into 929,475 BluePhoenix ordinary shares. For more information regarding the private placement, see “– Contractual Commitments and Guarantees.”

In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount NIS 54.0 million that were equal at that time to approximately $11.5 million . The price of the notes as determined in the offering was 98% of the principal amount of the notes, and the gross proceeds from the offering were $11.2 million. The notes bear an interest at a rate of LIBOR 3 months +1.5% per annum, payable every 3 months beginning on May 1, 2006, with the last payment to be made on February 1, 2011. The principal of the notes is payable in four equal annual installments on February 1 of each of 2008 through 2011. Under certain terms, we may call for an early redemption of the notes, after February 1, 2008. The notes are convertible into ordinary shares of BluePhoenix at a conversion rate of one ordinary share per NIS 26 ($6.15) principal amount of notes, subject to adjustments. Holders may convert their notes into BluePhoenix’s ordinary shares on any trading day, beginning on the date the notes were first listed for trading and until the close of trading on January 16, 2011, except for certain specified days. The convertible notes are not secured.

As of March 22, 2007, NIS 402,000 principal amount of the notes (approximately $96,000) were converted into 15,474 BluePhoenix ordinary shares.

The notes are traded on the TASE. The notes and the shares underlying the notes have not been registered under the Securities Act, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd. Bank Leumi Le’Israel Ltd. and the First International Bank Ltd., of up to an aggregate of $33.5 million. The aggregate amount outstanding under these credit facilities as of December 31, 2006 was $22.2 million, and as of March 22, 2007 was $22.1 million. We used these credit facilities to finance certain acquisitions, to give guarantees, and for interim financing, in accordance with our cash requirements. A portion of the credit lines were used in 2006 to finance the acquisitions of CodeStream and Zulu. See item 4 B" Investment and Acquisitions". These credit facilities provide for loans in various currencies and bear various interest rates. In connection with these credit facilities extended to us by these banks, we are committed to certain covenants related to our operations, such as:

•	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets and no less than $40 million;
•	maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and
•	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 55%.

To date, we have met all such covenants.

On December 31, 2006, we had cash and cash equivalents (including marketable securities) of $12.7 million and working capital of $17.9 million. On December 31, 2005, we had cash and cash equivalents of $10.8million and working capital of $4.5 million.

Net cash provided by operating activities was $10.0 million in 2006 compared to $5.2 million in 2005. Cash provided by operating activities improved in 2006 as compared to 2005 primarily as a result of an increase in net income. In addition, there was an increase in cash flow due to certain down payments from customers. This increase was partially offset by increased accounts receivables that were a result of extended payment terms to several long-term customers who placed repeat large purchase orders.

Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones and customer acceptance for the completed work. During 2004, we mutually agreed with a customer, to terminate a contract. The contract was accounted for under the percentage of completion method. As a result, we recorded a loss of $400,000 in the first quarter of 2004. The payment of our fees is generally dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.

Capital Expenditures

Our capital expenditures were $676,000 in 2006 and $700,000 in 2005. Our capital expenditures in these years related primarily to purchases of computers and related equipment required to support our software development activities. In  2005, we invested  $370,000 in other companies.

In December 2006, we purchased the activities of CodeStream for a consideration of $10.2 million. For more information about the CodeStream transaction, see “Item 4.B. Business Overview – Investments and Acquisitions –CodeStream.”

In the last three years, we did not repurchase any shares under our buy-back programs. As of December 31, 2006, we had repurchased 1,870,565 of our ordinary shares under our buy-back programs, for an aggregate of approximately $14.7 million. In January 2006, we sold an aggregate of 136,000 of the shares held by one of our subsidiaries to Israeli institutional investors in Israel, for aggregate consideration of approximately $534,000. In February 2006, we sold 86,971 shares held by one of our subsidiaries to Outlook Systems Ltd.; see “Item 4.B. Business Overview – Investments and Acquisitions – Outlook.” Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Companies Law, the repurchased shares do not confer upon our subsidiaries any voting rights (although they entitle their holders to participation rights upon distribution). The first buy-back program adopted in May 1998 enables us to purchase our shares, through a subsidiary, utilizing up to $5.0 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, through a subsidiary as a trustee, up to an additional 2,000,000 ordinary shares. Under the two plans we may acquire an additional 854,455 shares at the current stock price. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on March 22, 2007 was $6.84. Under the agreement we entered into in connection with the private placement in March 2004, we are restricted to use only up to $200,000 for the repurchase of our shares, as long as 20% or more of the debentures are outstanding.

We believe that cash generated from operations together with existing sources of liquidity and cash flow, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

Contractual Commitments and Guarantees

Convertible Debentures Issued in a Private Placement to Institutional Investors

On March 30, 2004, we completed a $5 million private placement of convertible debentures and warrants to four institutional investors. On February 18, 2005, the institutional investors and we amended certain terms of the transaction. Pursuant to the amended agreements, the debentures are due in 2007 and bear interest at a rate equal to the six-month LIBOR, paid quarterly in cash or in a number of BluePhoenix ordinary shares, at our discretion. The debentures are convertible into BluePhoenix’s ordinary shares at a conversion rate of $5.25 per ordinary share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events; and (ii) anti-dilution adjustments. Following an event of adjustment in January 2006, the conversion rate of the debentures was adjusted to $5.24 per ordinary share. The conversion rate with respect to payments of interest on the debentures will be equal to 90%

of the volume weighted average price of our ordinary shares on the NASDAQ Global Market during the 20 trading days preceding the date of payment of interest. In the event the volume weighted average price per ordinary share (as calculated in the preceding sentence) for any 20 consecutive trading days exceeds $6.55, then we may force the holders of the debentures to convert any or all of the principal amount of the debentures held by them as of such date, subject to, among other things, our having an effective resale registration statement at such time for the resale of the ordinary shares underlying the debentures. As of March 22, 2007, subsequent to conversion of some of the debentures, we issued to the investors 262,808 ordinary shares.

In addition to the debentures, the institutional investors were issued warrants to purchase up to 285,714 BluePhoenix ordinary shares at an exercise price of $6.50 per share, subject to adjustments similar to those pertaining to the conversion price of the debentures. The warrants are exercisable during a 5 years period commencing in September 2004.

Pursuant to our agreement with the institutional investors, in March 2006, three of the investors exercised their right to purchase from us additional debentures and warrants. Accordingly, we issued to the investors debentures at an aggregate purchase price of $3 million on the same terms as the initial debentures, except that the conversion price is $4.50 per share and due in 2009. As of March 22, 2007, subsequent to conversion of the debentures, we issued to the investors 666,667 ordinary shares. In addition, the institutional investors were issued additional warrants on the same terms as the initial warrants, to purchase an aggregate of up to 200,000 of our ordinary shares. The warrants are exercisable during a 5 years period commencing in September 2006.

As agreed with the investors, we registered the shares underlying the debentures and warrants for resale under an effective registration statement.

Series A Convertible Notes Offered to the Public in Israel

In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of NIS 54.0 million that were equal at that time to approximately $11.5 million. Interest on the notes is LIBOR 3 months +1.5% per annum. The interest is payable every 3 months beginning on May 1, 2006, with the last payment to be made on February 1, 2011. The principal of the notes is payable in four equal annual installments on February 1 of each of 2008 through 2011. The notes are convertible into BluePhoenix’s ordinary shares at a conversion rate of one ordinary share per NIS 26 ($6.15) principal amount of notes. The notes are traded on the TASE. For more information regarding the series A convertible notes, see “Item 5.B. Liquidity and Capital Resources-How Have We Finances Our Business.”

Under funding agreements, three of our subsidiaries have entered into with the Office of the Chief Scientist (OCS), these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2006, the aggregate amount of grants received by our subsidiaries from the OCS was $2.5 million.

In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide one of our wholly owned subsidiaries together with a company incorporated in Singapore, financing for the development of a Java report generator software tool. Accordingly, the foundation agreed to award our subsidiary up to $100,000 payable according to an agreed upon schedule. As of March 22, 2007, we received $45,000 of the grant. The grant is required to be repaid in installments based on sales of the funded software up to the amount of the grant.

Our subsidiary, I-Ter, is entitled to funds to develop Easy4Plan product, from the Ministry of Production in Italy. Easy4Plan is a workflow management tool designed for ISO9000 companies. Approximately 30% of the funds are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. The development term ended in September 2006. Pending the final approval of the Ministry of Production, we anticipate that during 2007 I-Ter will receive a total aggregate amount of approximately $650,000.

We are obligated to pay to Formula management fees in an annual amount equal to 3% of our revenues, but no more than the NIS equivalent of $180,000. For more information see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Management Agreement with Formula.”

Under agreements between us and certain of our customers, we undertook to provide such customers bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of March 22, 2007, there are outstanding bank guarantees on our behalf for our customers in the aggregate amount of $420,000.

We are committed under operating leases for rental of office facilities, vehicles and other equipment for the years 2007 until 2011. Annual rental fees under current leases are approximately $3.1 million, and are expected to remain at this level for each of the next three years. In connection with the office leases, we issued bank guarantees of $107,000 in the aggregate.

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Effective Corporate Tax Rates

In 1996, 1997 and 1998, certain of our operations were granted “approved enterprise” status under the Law for the Encouragement of Capital Investments – 1969, known as the Investments Law. If we comply with all requirements, we shall be eligible for certain tax benefits with respect to these operations, for the first seven years in which they generate taxable income. Undistributed income derived from our approved enterprise programs will be exempt from corporate tax for a period of two years after we have taxable income, and will be subject to a 25% corporate tax rate for the following five years. We completed the tax exemption period of some of our qualified “approved enterprise” operations and, therefore, these operations are subject to a 25% income tax commencing 1999. If the percentage of our share capital held by foreign shareholders exceeds 25%, future approved enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, we cannot assure you that we will obtain additional “approved enterprise” status for our operations, or that the provisions of the Investments Law will not change, or that the above-mentioned shareholding portion will be reached or maintained for each subsequent year.

On January 1, 2003, Israel’s tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) – 1961). The legislation broadened the categories of taxable income, and reduced the tax rates imposed on employment income. Among the key provisions of this legislation were (i) changes that may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

On January 1, 2006, an additional tax reform has been taken place relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains and dividends. In addition, under the new reform, the tax rates applicable to companies were reduced to 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010.

Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence. We believe that in the future we will derive an increasing percentage of our income from operations outside of Israel and that, accordingly, our effective tax rate may increase. However, we expect that this increase will be offset by carried forward accumulated losses of consolidated companies. As a result, we anticipate that our net effective tax rate in the foreseeable future shall be lower than 25%.

C.    Research and Development, Patents and Licenses

For a description of our research and development activities, see “Item 4.B. Business Overview – Research and Development.”

For information concerning our intellectual property rights, see “Item 4.B. Business Overview – Intellectual Property.”

D.    Trend Information

We have been affected by global economic changes, in particular the sharp decline in 2001 and 2002, in capital spending in the IT sector and the overall business slowdown in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affect our operating results. In 2006, we generated $4.7 million net income from our operations. However, in 2002 and 2001 we had a net loss of $3.6 million and $15.0 million, respectively. The net loss in 2002 and 2001 was a reversal from prior years in which we had net income. We cannot know how the economic conditions will continue to affect our business. As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high.

E.    Off-Balance Sheet Arrangements

For information relating to contingent consideration in certain acquisitions, see “Item 4.B. Business Overview – Investments and Acquisitions – CodeStream, Outlook, I-Ter, CePost.”

F.    Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2006:

	Payment due by period
	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	In thousands $

Long term debt obligations	34,075	-	24,469	9,607	-

Operating lease obligations	5,741	3,063	2,749	44	-

Total	39,816	3,063	27,218	9,651	-

The above table does not include interest payments and royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2006, $2.5 million. For more information about grants received from the OCS, see “Item 4.B. Business Overview – Research and Development.” We are unable to reasonably estimate the amounts that we will eventually be required to pay to the OCS, if at all, and the timing of such payments, since these payments depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

G.    Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply to forward-looking information provided in Items 5.E and F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.    Directors and Senior Management

The following table describes information about our executive officers and directors as of March 22, 2007.

Name	Age	Position

Gad Goldstein	48	Chairman of the Board
Arie Kilman	54	Chief Executive Officer, Director
Iris Yahal	46	Chief Financial Officer, Director
Shai Beilis	58	Director
Naamit Salomon	42	Director
Aaron Crystal	63	Director
Gur Shomron (1)	54	Director
Guy Bernstein	39	Director
Michael Chill (1)	40	Director
Amira Berkovitz-Amir (1)	40	Director
________________
(1)	An outside director

Gad Goldstein has served as a chairman of our board of directors since April 1998. Mr. Goldstein was the vice president of Formula from 1985 through 1995, and was appointed president and chief executive officer of Formula in 1995. Mr. Goldstein served as a director of Formula from January 1985 through December 2006. He is also a director of other companies within the Formula Group, including Matrix IT Ltd., Magic Software Enterprises Ltd., or Magic, and Sapiens International Corporation N.V., all of which are publicly traded companies. Mr. Goldstein also serves as a director of Formula Vision Technologies (F.V.T.) Ltd. Mr. Goldstein holds a BA in economics and an MA in business administration, both from Tel Aviv University.

Arie Kilman has served as our chief executive officer since May 2003. Mr. Kilman has also served as president and chief executive officer of BluePhoenix Solutions B.V. since its inception in October 2001. Mr. Kilman previously served as the president of Liraz, which he founded in 1984, and managed since then. From 1998 to July 2000, Mr. Kilman served as chief executive officer of Level 8. Mr. Kilman holds a BA degree in economics and computer science from New York University.

Iris Yahal has served as one of our directors since January 1, 1999 and as our chief financial officer since October 1995. In addition, Ms. Yahal served as the controller of several other Formula subsidiaries until December 1996. From 1991 until 1996, Ms. Yahal served as the controller of Transtech Control Ltd., a subsidiary of Formula. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a BA in accounting and an MA in business administration, both from Tel Aviv University, and is a certified public accountant in Israel.

Shai Beilis served as chairman of our board of directors from December 1995 until April 1998 and as vice chairman of our board of directors from April 1998 until November 1999. Mr. Beilis continues to serve as one of our directors. Mr. Beilis currently serves as chairman and chief executive officer of Formula Ventures Ltd., a venture capital fund manager. Mr. Beilis also served as a director of Formula from December 1997 until February 2005. From July 1993 until the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., an Israeli information technology company traded on TASE. Mr. Beilis holds a

B.Sc. in mathematics and economics from the Hebrew University in Jerusalem (cum laude) and an MA in computer science from the Weizmann Institute of Science.

Naamit Salomon joined our board of directors in December 2004. Ms. Salomon has served as vice president, finance of Formula since August 1997. Ms. Salomon also serves as a director of Magic and Sapiens International Corporation N.V. From 1990 through August 1997, Ms. Salomon was a controller of two privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LLM from Bar-Ilan University.

Aaron Crystal founded our company (previously named Crystal System Solutions Ltd.) in 1987, and served as our chief executive officer through 1996 and president through March 2005. Mr. Crystal has served as one of our directors since our formation. Between November 1999 and December 2004, he also served as vice chairman of our board of directors. From 2004, Mr. Crystal has served as chairman of the board of a privately held software company, Cogniview Ltd. From 1983 to 1987 Mr. Crystal was vice president, technical support of Mehish Computer Services.

Gur Shomron joined our board of directors and appointed as a member of our audit committee in July 2005. Mr. Shomron serves as the chairman of the board of directors of Fidelis Diagnostics Inc. since 2004. Prior to that, Mr. Shomron served as Venture Partner at StageOne VC fund. Mr. Shomron is also a management consultant for Bet Israel 101 Ltd. and serves as a director of our subsidiary, Mainsoft, and of several other privately-held high technology companies.

Guy Bernstein joined our board of directors in December 2006. Mr. Bernstein is the chief executive officer and member of the board of directors of Emblaze Ltd., a major shareholder of Formula. Prior to that, from April 2004, Mr. Bernstein has served as chief financial officer of Emblaze. Between 1999 and 2004, Mr. Bernstein served as chief financial and operations officer of Magic. He also acted as the interim chief executive officer for subsidiaries of Magic, MSE Israel Ltd. and Coretech Consulting Group. From 1994 to 1997, Mr. Bernstein acted as senior manager at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Bernstein holds a BA in accounting and economics from Tel-Aviv University and is a certified public accountant in Israel.

Michael Chill has served as one of our outside directors and a member of our audit committee since July 2003. From July 2005, Mr. Chill has served as Co-head of the Direct Investments at Paramount Biocapital Asset Management Inc, a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as an analyst and independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the president and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Prior to that, from 1999, Mr. Chill served as a managing director in the technology investment banking group at Gruntal and Co. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

Amira Berkovitz -Amir has served as one of our outside directors and as a member of our audit committee since December 2004. From March 2007, Ms. Berkovitz-Amir is the director of finance of the Baruch Padeh Medical Center, Poriya. Until October 2005, Ms. Berkovitz-Amir served as vice president, finance of Of-Tov Products (2001) Ltd., a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as vice president, finance and controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA degree in economics and accounting and an MA in business administration, both from the Hebrew University. Ms. Berkovitz-Amir is a certified public accountant in Israel.

B.    Compensation

In 2006, we paid to our outside directors and executive officers aggregate remuneration of approximately $642,227. This amount includes bonuses and amounts set aside or accrued to provide pension, social security or similar benefits but does not include amounts expended by us for automobiles made available to our officers and expenses (including business travel, professional and business association dues and expenses) reimbursed to officers. Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis.

The aggregate remuneration set forth in the foregoing paragraph does not include amounts we paid to Formula under the terms of a management agreement, as consideration for management services rendered to us by certain directors designated by Formula. These directors currently include Gad Goldstein, Guy Bernstein and Naamit Salomon. See “Item 7.B. Related Party Transactions.”

We maintain written employment agreements with Arie Kilman and Iris Yahal. The employment agreements are not for a specific term and we may terminate any of them upon prior notice of between three and six months. If we terminate any of these employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees. The directors are not entitled to any other benefits upon termination. These agreements provide for annual base salaries and other benefits like vacation, sick leave, provision of automobiles, insurance contributions, and non-compete and confidentiality agreements. The agreements also entitle Mr. Kilman and Ms. Yahal to bonuses based on achieving targets set by our board of directors.

Mr. Kilman, in his former position as Liraz’s chairman of the board of directors was granted by Liraz, in May 2002, a loan in an amount equal to approximately $300,000, linked to the Israeli consumer price index, and bearing annual interest at a rate of 4%. Under the terms of the loan, the loan was repaid to Liraz in four equal annual installments, the last one of which was made in 2006. Mr. Kilman has fully complied with all loan payment obligations under the loan agreement.

C.    Board Practices

Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of 10 persons, of which 3 have been determined to be independent within the meaning of the applicable NASDAQ requirements. Two of these independent directors also serve as outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors,” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors.

Our board of directors has appointed an option committee, comprised of Messrs. Gad Goldstein, Shai Beilis and Amira Berkovitz-Amir. The option committee is responsible for granting options to employees.

The compensation of our executive officers is determined by independent members of our board of directors. The compensation of officers that requires the approval of the audit committee or any other additional approval under applicable law, is also brought for such entities’ additional approval.

Companies trading on The NASDAQ Stock Market are generally required to have a majority of their board members be independent. We are exempt from this requirement under the “controlled company” exemption because more than 50% of our voting power is held by Formula.

Outside Directors

Under the Companies Law, 1999, referred to as the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•  an employment relationship;
•  a business or professional relationship maintained on a regular basis;
•  control; and
•  service as an office holder.

No person may serve as an outside director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an outside director, all other directors are of the same gender, the outside director to be elected must be of the other gender. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(1)	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders or their representatives voted at the meeting, vote in favor of election; or

(2)	the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law.

The initial term of an outside director is three years and may be extended for an additional three years. At present, Mr. Michael Chill and Ms. Amira Berkovitz-Amir serve as our outside directors, Mr. Chill to hold office until July 2009 and Ms. Berkovitz-Amir until December 2007. Under a recent amendment to the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like us, may re-appoint an outside director for an additional three-year term, above the maximum six-year term permitted under the Companies Law, if the audit committee and the board of directors confirm that due to the expertise and special contribution of the outside director to the work of the board and its committees, his re-appointment is in the best interests of the company.

Each committee exercising the powers of the board of directors is required to include at least one outside director. However, the audit committee should include all the outside directors.

An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director. We compensate our two outside directors in accordance with regulations promulgated under the Companies Law.

Qualifications of Other Directors

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria that is defined in regulations promulgated under the Companies Law. In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than two.

Audit Committee

The Companies Law requires public companies to appoint an audit committee, comprised of at least three directors, which must include all of the company’s outside directors. The chairman of the board of directors, any director which is employed or provides services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

In addition, under applicable NASDAQ rules, we are currently required to have at least three independent directors and to maintain an audit committee, whose members are independent of management. Our outside directors qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of our two outside directors, Mr. Michael Chill and Ms. Amira Berkovitz-Amir, as well as Mr. Gur Shomron, who is considered “independent” under the applicable NASDAQ rules. The board has determined that both Michael Chill and Amira Berkovitz-Amir are “audit committee financial experts” as defined by applicable SEC regulations.

Under the Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company’s internal auditor and the independent auditor, making recommendations to the board to improve such practices and approving related party transactions as required by the Companies Law. In accordance with the Sarbanes-Oxley Act and NASDAQ requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We have adopted a formal audit committee charter that we have implemented, embodying these responsibilities. The audit committee reviews and reassesses the adequacy of the audit committee charter on an annual basis.

Internal Auditor

Under the Companies Law, the board of directors appoints an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (defined as a holder of 5% or more of the voting rights in the company or of its issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s external auditor or its representative may not serve as the company’s internal auditor.

Approval of Certain Transactions under the Companies Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his personal affairs; (ii) avoiding any competition with the company; (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others; and (iv) revealing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management” above is an office holder.

Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an “extraordinary transaction” as defined under the Companies Law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is defined as a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction that is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee, the approval of the board of directors and shareholder approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter unless the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter and in such case, the matter should also be approved by the shareholders of the company.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, including a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or its relative who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shareholdings of those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

•
the securities issued represent at least 20% of the company’s actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or

•	a person would become, as a result of such transaction, a controlling shareholder of the company.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

•   any amendment to the articles of association;
•   an increase of the company’s authorized share capital;
•   a merger; or
•   approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who knowingly possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

For information concerning personal interests of certain of our office holders and our principal shareholders in certain transactions with us, see “Item 7.B. Related Party Transactions.”

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

Office Holders Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

•  a breach of his duty of care to us or to another person;
•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or
•  a financial obligation imposed on him or her in favor of another person.

Indemnification of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify our office holders in respect of an obligation or expense specified below imposed on an office holder in respect of an act performed in his or her capacity as an office holder, as follows:

(i)           a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii)           reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder; and either (a) concluded without the imposition of any financial liability in lieu of a criminal proceeding; or (b) a financial liability was imposed on him in lieu of a criminal proceeding for an offense that does not require proof of criminal intent; and

(iii)           reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that in respect of (i) above, the undertaking is limited to categories of events that in the opinion of our board of directors are foreseeable in light of the company’s operations at the time that the undertaking to indemnify is given, and for an amount or criteria that our board has determined as reasonable under the circumstances, and further provided that that such events and amount or criteria are indicated in the indemnification undertaking; and (b) retroactively.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described above. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Limitations on Exemption, Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract that would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

•
a breach by the office holder of his duty of loyalty, except that the company may indemnify or provide insurance coverage to the office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;
•      any act or omission done with the intent to derive an illegal personal benefit; or
•      any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have procured directors’ and officers’ liability insurance and obtained all necessary approvals.

D.    Employees

The table below presents certain information regarding the number of our employees, the sector in which they are employed and their geographical area of employment, in the periods indicated.

	2006	2005	2004
Technical Experts	335	260	290
Research and Development	150	140	160
Sales, General and Administrative	130	120	110
Total	615	520	560

In Israel	246	211	223
In Europe	284	253	234
In the United States	85	56	103

The numbers of employees indicated in the table above include expert consultants who we train for the implementation of our modernization tools and methodologies.

With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. We meet this requirement by contributing on an ongoing basis towards “managers’ insurance” funds that combine pension, insurance and, if applicable, severance-pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is compatible with the United States Social Security Administration. Other provisions of Israeli law and regulations govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.    Share Ownership

The following presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management,” as of March 22, 2007. The percentage of outstanding ordinary shares is based on 15,374,124 ordinary shares outstanding as of March 22, 2007 (excluding 1,647,594 shares held by two of our wholly owned subsidiaries).

Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o BluePhoenix, 8 Maskit Street, Herzlia 46120.

Name	Shares beneficially owned(1)		Options to purchase ordinary shares
	Number	Percentage of outstanding ordinary shares	Number
Arie Kilman (2)	564,999 (3)	3.7%	725,000 (1)
Gad Goldstein	230,628	1.5
Aaron Crystal	587,000	3.8
Shai Beilis	___	___
Iris Yahal	___	___	45,0004)
Naamit Salomon	___	___
Gur Shomron	___	___
Guy Bernstein
Michael Chill	___	___
Amira Berkovitz-Amir	___	___
All directors and officers as a group (10 persons)(3)(5)	2,152,627	13.3	770,000

______________
(1)
Each of the directors and executive officers whose holdings are not separately specified in the above table beneficially owns less than one percent of our outstanding ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Mr. Kilman was granted options to purchase ordinary shares under the following terms: (i) currently exercisable options to purchase 375,000 ordinary shares at $2.25 per share, which expire in April 2013; (ii) currently exercisable options to purchase 200,000 ordinary shares exercisable at $4.00 per share, currently exercisable which expire in September 2013; and (iii) currently exercisable options to purchase 150,000 ordinary shares at $6.00 per share, which expire in September 2015.

(3)	Includes 294 shares that Anat Crystal, Mr. Crystal’s spouse, beneficially owns.
(4)	Mrs. Yahal was granted options to purchase ordinary shares under the following terms:
(i) currently exercisable options to purchase 10,000 ordinary shares exercisable at $5.50 per share, which expire in October 2010; and (ii) currently exercisable options to purchase 35,000 ordinary shares at $5.00 per share, which expire in December 2015.
(5)	Includes currently exercisable options to purchase 770,000 ordinary shares, held by two of our directors who are also officers.

Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares

In 1996, we adopted two option plans. One of these option plans has been terminated after all options granted under it had been exercised. Pursuant to our other 1996 option plan, as amended, we reserved 3,700,000 ordinary shares for issuance to our and our subsidiaries’ directors, officers, consultants and employees. As of March 22, 2007, options to purchase 2,145,017 ordinary shares were outstanding under the plan. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50.

Our board of directors administers our 1996 option plan. Under the 1996 option plan, as amended, options to purchase our ordinary shares may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors is empowered, among other things, to designate the grantees, dates of grant, the exercise price of the options and the terms of exercise of the options. Unless determined otherwise by the board, the options generally vest over a three-year period. Unvested options are forfeited shortly following termination of employment, unless otherwise agreed. Under the 1996 option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise of the options. Each option granted under the 1996 option plan is exercisable during a term of ten years from the date of grant of the option. The 1996 option plan will expire on August 6, 2013, except as to options outstanding on that date.

In anticipation of the effect of the adoption of Statement of Accounting Standard No. 123R, or SFAS 123R, and under the management belief that in the currently increasing competition in the labor market, an acceleration may have a positive effect on employee morale and retention, our board of directors and compensation committee approved as of December 27, 2005, the acceleration of several outstanding unvested options under our 1996 option plan so as to be fully-vested as of such date (see Notes 1J and 11B1 to our financial statements). As a result, options to purchase 144,900 BluePhoenix ordinary shares and options to purchase 1,228,997 shares of Mainsoft, were accelerated. The acceleration of options held by our officers who also serve as directors of the company, was also approved by the company’s shareholders as required under the law.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table presents information regarding the ownership of our ordinary shares at March 22, 2007 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.  Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Number		Percent (1)
Formula Systems (1985) Ltd.	8,038,526	(2)	52.3	%(2)
Aaron Crystal	587,000	(3)	3.8%
Arie Kilman	1,289,999	(4)	8.0	%(5)
__________________________

(1)
Unless otherwise indicated, percentages in the above table are based on 15,374,124 ordinary shares outstanding as of March 22, 2007, and do not include 1,647,594 ordinary shares that two of our subsidiaries hold. Pursuant to Israeli law, these shares do not confer upon our subsidiaries any voting rights (although such shares entitle their holders to participation rights upon distribution). In January 2006, we sold 136,000 shares held by one of our subsidiaries to Israeli institutional investors in Israel. In February 2006, we sold 86,971 shares held by one of our subsidiaries to Outlook Systems Ltd. For more information about the sale of our shares to Outlook Systems, see “Item 4.B. Business Overview – Investments and Acquisitions – Outlook.”

(2)
Emblaze Ltd. owns 42.4% of the outstanding share capital of Formula. Messrs. Naftali Shani and Eli Reifman, directors of Emblaze Ltd., hold 13.8% and 9.4% of the outstanding share capital of Emblaze Ltd., respectively. Our chairman of the board, Gad Goldstein, is a president and chief executive officer of Formula and owns 2.5% of the outstanding shares of Formula.

(3)	Includes 294 shares that Anat Crystal, Mr. Crystal’s spouse, beneficially owns. During 2004 through March 22, 2007, Mr. Crystal sold 337,038 ordinary shares in the open market.
(4)	Includes currently exercisable options to purchase 725,000 ordinary shares. The percentage of holdings includes those options.
(5)	Percentage is calculated based on 16,144,124 ordinary shares outstanding, which include currently exercisable options to purchase 770,000 ordinary shares held by Mr. Kilman.

All of our ordinary shares have equal voting rights. Under our two buy-back programs (as described in “Item 5.B. Liquidity and Capital Resources” above), two of our subsidiaries purchased 1,870,565 of our ordinary shares, of which 136,000 shares were sold in January 2006 to Israeli institutional investors in Israel and 86,971 shares were sold in February 2006 to Outlook Systems Ltd. Under applicable Israeli law, so long as the shares are held by our subsidiaries, they have no voting rights but such shares confer upon their holder’s participation rights upon distribution.

As of March 8, 2007, there were 31 record holders of our ordinary shares. Of these record holders, 16 holders had mailing addresses in the United States owning an aggregate less than 1% of our outstanding ordinary shares, excluding the shares that our subsidiaries hold. As of December 6, 2006 we had approximately 1,558 beneficial shareholders.

B.    Related Party Transactions

Management Agreement with Formula

On January 1, 1996, we signed a letter agreement with Argotec Ltd., at that time our parent company wholly owned by Formula, pursuant to which Formula provides us with administrative and management support. Under the agreement, Formula provides three of our directors, including our chairman of the board, who is active in the direction of our business. Additionally, Formula arranges to have certain volume discounts extended to us as part of Formula’s control group, and Formula provides us with administrative services, including services relating to insurance, human resources, global planning, real property leasing, and the department of motor vehicles.

Pursuant to the letter agreement, we pay Formula in return for its services, a management fee equal to 3.0% of our revenues, up to a maximum of $180,000 per year. The amount of management fee was negotiated between us and Argotec in 1996 when we initially entered into the letter agreement. The amount of the fee was determined primarily on the parties’ good faith estimates of the value of services to be provided by the three directors seconded to us by Formula and the extent of our expected cost savings to be generated by Formula’s assistance in obtaining volume discounts and the provision of administrative support. Although we did not engage in actual negotiations with potential third-party providers of comparable services, the fee was based in part on our market knowledge of the cost of obtaining such services from third parties and/or developing the internal resources necessary to carry out these functions ourselves.

We pay the management fee to Formula in installments at the end of each quarter. For the year ended December 31, 2006, a management fee of $180,000 was payable to Formula under this agreement, representing 0.3% of our revenues in 2006. In addition, we reimburse Formula from time to time for expenses Formula incurred on our behalf.

For more information regarding the positions that some of our directors hold in Formula and their holdings in Formula’s shares, see “Item 6.A. Directors and Senior Management” and “Item 7.A. Major Shareholders.”

Cooperation with Matrix

We have been cooperating with Matrix IT Ltd., a subsidiary of Formula, in performance of modernization projects in Israel and license agreements since 1996. In 2006, we renewed the legal terms of our cooperation with Matrix by signing a cooperation agreement. In 2006, revenues from sales through Matrix amounted to $1.2 million.

Matrix also serves as a subcontractor in several projects we perform. In 2006, the aggregate amount paid by us to Matrix subcontractors was $1.2 million.

Registration Rights Agreements

In 1997, we entered into a registration rights agreement with Formula, Dan Goldstein, Aaron Crystal and two additional shareholders, referred to collectively as the holders. Under this registration rights agreement, the holders have certain registration rights with respect to their ordinary shares. We agreed that, beginning January 31, 1998, at the request of the holders of a majority of the shares held by the persons and entities who signed the agreement, and on no more than two occasions, we will file a registration statement under the Securities Act for an offering of their shares with respect to which registration is requested. In addition, if we otherwise propose to register our ordinary shares under the Securities Act, these holders may request that we register their shares as well, subject to certain limitations. We shall bear all fees and expenses in connection with the registration, except that the holders will pay all fees and expenses of their own counsel and all underwriting discounts and commissions relating to their shares. As of March 22, 2007, the holders did not exercise their rights pursuant to the agreement.

In October 2002, we granted certain registration rights to Formula, Mr. Arie Kilman and another shareholder of Liraz in the Share Exchange Agreement with those shareholders. Under this agreement, if we propose to register our ordinary shares under the Securities Act, each of these holders may request that we register their shares as well, subject to certain limitations. We shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold.

In May 2004, our board of directors approved to include 400,000 BluePhoenix’s shares held by certain directors and officers in a registration statement filed by us on June 1, 2004 and declared effective on March 15, 2005.

In December 2006, we granted CodeStream certain registration rights with respect to shares underlying convertible debentures to be issued to CodeStream or its successors. Under this agreement, subject to certain conditions, we agreed that, at the request of the holders of a majority of the shares underlying each of the debentures, given within 10 business days after issuance of the debenture, we will file a registration statement under the Securities Act for an offering of the shares underlying the debenture. In addition, if we otherwise propose to register our ordinary shares under the Securities Act, the holders of the debentures may request that we register their shares as well, subject to certain limitations. In the event that holders of 50% or more of the principal amount of a debenture request repayment of the debenture prior to its due date, we will be released from the obligations described above. For more information about the transaction with CodeStream, see “Item 4.B. Business Overview–Investments and Acquisitions–CodeStream.”

Transactions Between Us and Our Subsidiaries

We currently hold 40% of the outstanding share capital of MultiConn Technologies and have an option to increase our holdings in MultiConn Technologies to 60%. As of March 22, 2007, we lent to MultiConn Technologies an aggregate amount of $2.5 million. For more information about M.S.I. MultiConn and MultiConn Technologies, see “Item 4.B. Business Overview–Investments and Acquisitions–MultiConn.”

In 2000, we entered into a management agreement with Mainsoft, under which we provide Mainsoft with management and advisory consulting services. Until the end of 2005, Mainsoft paid us in exchange for our services aggregate consideration of $120,000 per year. Beginning with 2006, the management fees were reduced to $60,000 per year.

In February 2005, we entered into an alliance agreement with Zulu for cooperation in marketing and selling Zulu’s and our software tools and services. For more information about Zulu, see “Item 4.B. Business Overview–Investments and Acquisitions–Zulu.”

Transactions between Us and Our Chief Executive Officer

Mr. Kilman, in his former position as Liraz’s chairman of the board of directors, was granted by Liraz, in May 2002, a loan in an amount equal to approximately $300,000. As of March 22, 2006, Mr. Kilman repaid the entire amount of the loan, including principal, linkage differentials and accrued interest. For more information relating to the loan granted to Mr. Kilman, see “Item 6.B. Compensation.”

Services Agreement with TIS

In January 2006, we entered into a services agreement with TIS Ltd., or TIS, a Cypriot company. Under the agreement, TIS provides us with consulting and other professional services. When we signed the agreement with TIS, 38.8% of the share capital of TIS was held by CTI Ltd., or CTI, a Cypriot company. Mr. Kilman, our chief executive officer and director, held a 49% interest in CTI. Therefore, the transaction was considered as a related party transaction and we obtained the necessary approvals required under Israeli law. In November 2006, Mr. Kilman notified us that CTI sold the shares it held in TIS and it was no longer a shareholder of TIS. In 2006, fees paid to TIS amounted to $300,000.

Indemnification of Office Holders

Since July 2003, we grant to our office holders’ indemnification letters covering acts performed in their capacity as office holders or employees of our company. On December 27, 2005, our shareholders approved an amendment to those indemnification letters, following a recent amendment to the Companies Law. Pursuant to the amended indemnification letters, we undertake to indemnify each office holder to the maximum extent permitted by law in respect of the following for any act or omission taken or made by the office holder in his or her capacity as an office holder of our company:

•	any financial obligation imposed on the office holder in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court,

•
all reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder and either (a) concluded without the imposition of any financial liability in lieu of criminal proceedings; or (b) concluded with the imposition of a financial liability in lieu of criminal proceeding but relates to a criminal offense that does not require proof of mens rea (criminal intent); and
•
all reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him or her by a court in a proceeding instituted against the office holder by us or on our behalf or by another person, or in any criminal proceedings in which the office holder is acquitted, or in any criminal proceedings of a crime that does not require proof of mens rea (criminal intent) in which the office holder is convicted.

The indemnification also applies to any action taken by the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries or as a director or observer at board of directors’ meetings of one of our affiliates. Our undertaking for indemnification is limited to up to 25% of our shareholders’ equity at the time of the claim for indemnification.

Our undertaking for indemnification does not apply to a liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty, unless, to the extent permitted by law, the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of our company;

•	a willful breach by the office holder of his or her duty of care, unless such breach was solely due to negligence;

•	an action taken or not taken with the intent of unlawfully realizing personal gain;

•	a fine or penalty imposed on the office holder for an offense; and

•	a counterclaim made by us in connection with a claim against us filed by the office holder.

Our undertaking for indemnification is limited to such events specified in the indemnification letter and determined by our board of directors to be foreseeable in light of the company’s operations.

Under the indemnification letters, we exempt our office holders to the fullest extent permitted by law, from liability for damages caused as a result of a breach by the office holder of his or her duty of care to the company.

Office Holders Insurance

We procured an insurance policy covering our directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2006 was approximately $50,000.

C.Interests of Expert and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

We are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries. We are also not involved in any material legal proceedings, except as described below.

In July 2003, a former Liraz shareholder filed an application with the Tel Aviv, Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $7.3 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against us in this proceeding are without merit and we intend to vigorously defend the claim and contest the allegations made therein.

Dividend policy

We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. We are not subject to any contractual restrictions on paying dividends. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as the board of directors may deem relevant. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due.

B.    Significant Changes

Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2006.

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

The following table shows the high and low closing price for our ordinary shares on the NASDAQ Global Market for the periods indicated.

Calendar Period	Price Per Share
	High	Low
	(in $)

2002	4.15	2.00
2003 2004	7.04 7.49	2.10 3.71
2005	4.75	3.81
2006	6.75	3.71
First Quarter	5.66	3.71
Second Quarter	5.78	4.70
Third Quarter	5.87	4.41
Fourth Quarter	6.75	5.03
September	5.65	5.02
October	5.90	5.03
November	5.90	5.30
December	6.75	5.26
2007
January	6.65	5.80
February	7.24	5.81
March (through March 22)	7.10	6.05

The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

Calendar Period	Price Per Share
	High	Low
(in NIS)

2002	20.10	8.01
2003	29.20	11.49
2004	33.80	17.00
2005	21.95	16.01
First Quarter	20.99	17.80
Second Quarter	19.66	16.01
Third Quarter	19.05	17.35
Fourth quarter	19.75	17.80
2006	25.69	18.30
First Quarter	23.99	18.30
Second Quarter	24.00	23.60
Third Quarter	24.50	23.39
Fourth quarter	25.69	23.85
September	23.50	23.50
October	23.85	23.85
November	24.48	24.48
December	25.69	25.69
2007
January	27.38	26.24
February	28.99	28.99
March (through March 22)	28.48	28.48

The following table shows the high and low closing price for our series A convertible notes on the TASE for the periods indicated.

Calendar Period	Price Per note
	High	Low
	(in NIS)

2006 (from February 12)	1.090	1.020
First quarter (from February 12)	1.074	1.020
Second quarter	1.090	1.073
Third quarter	1.073	1.030
Fourth quarter	1.065	1.054
September	1.034	1.030
October	1.025	1.025
November	1.047	1.047
December	1.065	1.054
2007
January	1.072	1.072
February	1.120	1.120
March (through March 22)	1.105	1.105

B.Plan of Distribution

Not applicable.

C.Markets

Our ordinary shares have been traded in the United States on the NASDAQ Global

Market since our initial public offering on January 30, 1997 and were not publicly traded prior to this date. The symbol on the NASDAQ Global Market for our ordinary shares is BPHX. On January 21, 2001, we listed our ordinary shares for trading on the TASE.

Our series A convertible notes have been traded on the TASE since February 12, 2006.

Pursuant to Marketplace Rule 4350(a) of NASDAQ, we received a permanent exemption from Marketplace Rule 4350(b)(1)(A), which requires a company to distribute to its shareholders copies of its annual report containing its audited financial statements. We follow the common practice among TASE companies, and do not send our annual financial statements to shareholders. A copy of our annual report on Form 20-F is posted on our website promptly after it is filed with the SEC and the TASE.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We are registered with the Israeli Companies Register under the number 52-004306-8. Our objects are specified in our memorandum of association. These objects include:

•	operating within the field of informational and computer systems;
•	providing management, consulting and sale services for computers, computer equipment, software for computers and for information systems;
•	the business of systems analysis, systems programming and computer programming; and
•	establishing facilities for instruction and training for computers and digital systems.

Description of Our Share Capital

Our company share capital consists of ordinary shares. Our articles of association do not restrict in any way the ownership of our ordinary shares by nonresidents, except that these restrictions may exist with respect to citizens of countries that are in a state of war with Israel.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument.

Modification of Class Rights

Under our articles of association, the rights attached to any class unless otherwise provided by the terms of the class, including voting, rights to dividends and the like, may be varied by adoption of the necessary amendment to the articles of association, provided that the affected shareholders approve the change by a class meeting in which a simple majority of the voting power of the class represented at the meeting and voting on the matter approves the change.

Dividend Rights and Liquidation Rights

We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. We may pay the dividend as an allotment of shares or a distribution of assets. If we do decide to issue dividends by an allotment of shares at a price lower than the nominal value of those shares, we must convert a portion of our profits or any other source of equity to share capital in an amount equal to the difference between the nominal value of the shares and the price paid in the dividend. If dividends remain unclaimed for seven years from the date we declared the dividend, they lapse and revert back to us. In case of liquidation, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Redemption provisions

In accordance with our articles of association, we may issue redeemable shares and accordingly redeem those shares. Our board may attach to redeemable shares the attributes of shares, including voting rights and the right to participate in profits.

Voting, Shareholder Meetings and Resolutions

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to the vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

We must hold an annual general meeting once a year with a maximum period of fifteen months between the meetings. All other meetings of shareholders other than annual general meetings are considered special general meetings. Our board of directors may, whenever it decides it is appropriate, and shall, within 21 days after receiving a written demand from one director or from one or more shareholders representing at least 10% of the outstanding share capital and 1% of the voting power, call a special general meeting. The quorum required for a general meeting of shareholders consists of two or more holders present in person or by proxy who hold or represent at least 35% of the voting power. A meeting adjourned for a lack of a quorum generally is adjourned to the same day in the following week at the same time and place or to another later time if such time is specified in the original notice convening the general meeting or if we give notice to the shareholders of another time at least 72 hours before the date fixed for the adjourned meeting. At the reconvened meeting, if a quorum is not present within half an hour from the time appointed for holding the meeting, the required quorum will consist of two shareholders present in person or by proxy.

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority, except in certain circumstances provided for under the Companies Law, which require a majority of at least 75% of the shares present at the meeting. In accordance with the Companies Law, all shareholders meetings require prior notice of at least 21 days. In some instances specified in regulations promulgated under the Companies Law, a 35-day prior notice should be given of a shareholders meeting.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

•	any amendment to the articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of some of the acts and transactions that require shareholder approval.

A shareholder has the general duty to refrain from depriving rights of other shareholders. Any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than the outside directors that are appointed by a special majority of shareholders. For a summary of those provisions in our articles of association with respect to the directors, see “Item 6. Directors, Senior Management, and Employees.”

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

Mergers

The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares voting on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. In determining whether a majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of the other party to the merger are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli registrar of companies.

Tender Offers

The Companies Law also provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. The rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder, unless there is a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company’s shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer before the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

C.    Material Contracts

We consider the agreements related to the $5 million private placements of convertible debentures and warrants completed in March 2004, the issuance of the series A convertible notes in an aggregate principal amount of NIS 54.0 million (that were equal at the time of issuance to approximately $11.5 million) and the purchase agreement with CodeStream, as material contracts. For a summary of the terms of these transactions, see “Item 4.B. Business Overview – Investments and Acquisitions” and “Item 5.B. Liquidity and Capital Resources.” In addition, the agreement with SDC Udvikling described below is material to our business.

Services Agreement with SDC Udvikling

In October 2002, we entered into a services agreement with an affiliated company of SDC, named SDC Udvikling A/S, for the provision of IT development services related to our tool, AppBuilder. Under the agreement, SDC Udvikling has been purchasing from us various services pursuant to specific amendments to the agreement and purchase orders signed from time to time. SDC Udvikling accounted for 11% and 17% of our revenues in 2006 and 2005.

D.    Exchange Controls

Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely transferred in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3.D. Risk Factors.”

Nonresidents of Israel may freely hold and trade our securities pursuant to the general permit issued under the Israeli Currency Control Law, 1978. Neither our memorandum of association nor the laws of the State of Israel restrict in any way the ownership of our ordinary shares by nonresidents, except that these restrictions may exist with respect to citizens of countries that are in a state of war with Israel.

E.    Taxation

Israeli Taxation

The following is a description of material tax consequences regarding the ownership and disposition of the Company’s ordinary shares under Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. The information below does not apply to specified persons or cover specified situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, we cannot assure you that the views we express herein will accord with any such interpretation in the future.

Tax Consequences Regarding Disposition of Our Ordinary Shares

In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provide otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gain derived from the sale of our ordinary shares, provided that (i) such shareholders did not acquire the shares prior to our initial public offering; and (ii) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation; or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

In addition, in the case when the sale, exchange or disposition of our ordinary shares by shareholders who are U.S. residents (within the meaning of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset will be also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty, unless, either (i) the shareholders hold, directly or indirectly, shares representing 10% or more of our voting shares during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholders located in Israel. In such case, the shareholders would be subject to Israeli capital gain tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxes Applicable to Dividends

Nonresidents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% or 15% for dividends or income generated by an approved enterprise, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

However, the tax rate on dividends paid to a “substantial shareholder” (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) is 25%.

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors

 Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise after January 1, 2006, will be subject to tax in Israel at the rate of 20%.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability according to the U.S.-Israel Tax Treaty. Furthermore, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company.

A nonresident of Israel who receives dividends with respect of which tax was fully paid, is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

United States Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares that is:

•	an individual citizen or resident of the U.S. for U.S. federal income tax purposes;
•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will depend on the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its tax advisor as to its consequences.

Unless otherwise specifically indicated, this discussion does not consider the U.S. federal income tax consequences to a person that is not a U.S. holder (a “Non-U.S. holder”) and considers only U.S. holders that will own the ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies financial service companies, real estate investment trusts, regulated investment trusts, grantor trusts, certain former citizens and long-term residents of the United States, tax-exempt organizations, financial institutions, persons who acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws to a U.S. holder is not discussed below.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local, and foreign income and other tax consequences to you of purchasing, holding, or disposing of our ordinary shares.

Taxation of Distributions on the Ordinary Shares

We have never paid dividends, and currently do not intend to pay dividends in the future. If we make distributions in the future, the amount of the distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. tax withheld, including Israeli taxes withheld as described above under “Taxation – Israeli Taxation.” Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at a reduced rate of tax (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

The amount of any distribution that exceeds the amount treated as a dividend will be treated first as a nontaxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom) based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of NIS arising from exchange rate fluctuations generally will be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes, U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

Taxation on Disposition of the Ordinary Shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are subject to a maximum tax of 15% for taxable years beginning on or before December 31, 2010.  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon the disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which generally will be U.S. source ordinary income or loss.

Tax Consequences If We Are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s gross income. We believe that in 2006 we were not a PFIC and currently we expect that we will not be a PFIC in 2007. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2007 or in any future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year.

If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

•
The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. Under current law, a QEF election cannot be made with respect to warrants or options to acquire our ordinary shares. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC, and can be revoked only with the consent of the United States Internal Revenue Service (“IRS”). The QEF election is made by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. holder who is a shareholder in a PFIC must file a completed IRS Form 8621 every year. If we believe we are or will become a PFIC, we will determine whether we will comply with the reporting requirements that would enable holders to make a QEF election. If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•
A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g. “regularly traded” on the Nasdaq Global Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each year that we are a PFIC and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Under current law, a mark-to-market election cannot be made with respect to warrants or options to acquire our ordinary shares. The mark-to-market election applies to the tax year for which the election is made and all subsequent tax years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•
A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder’s holding period for our ordinary shares or (2) 100% of the gain from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year. All amounts allocated to other years of the U.S. holder would be taxed at the highest tax rate for each such other year applicable to ordinary income. The U.S. holder also would be liable for interest on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year. The portions of distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Code.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent  is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death.

The PFIC rules described above are complex. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. holders of Ordinary Shares

Except as provided below, a Non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual Non-U.S. holder will be subject to tax in the United States if the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments on, and the proceeds from the disposition of, the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

Non-U.S. holders will generally not be subject to information reporting or backup withholding with respect to the payment of dividends on, and the proceeds from the disposition of, ordinary shares provided that the Non-U.S. holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

F.    Dividend and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

BluePhoenix is subject to the reporting requirements of the Exchange Act of 1934, as amended, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with the SEC reports, including annual reports on Form 20-F by June 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. BluePhoenix began filing through the EDGAR system beginning on November 14, 2002.

BluePhoenix’s ordinary shares are quoted on the NASDAQ Global Market. You may inspect reports and other information concerning BluePhoenix at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. You may also find our reports filed with the ISA on the Magna site whose address is http://www.magna.isa.gov.il.

Our Internet address is http://www.bphx.com. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.    Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In light of the nature of our activities, we invest our cash and cash equivalents, in short-term time deposits. As of December 31, 2006, we invested substantially all of the cash we held in NIS, dollars, euro and DKK currency accounts. In addition, we had outstanding loans in dollars and euro. Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. Accordingly, the interest rates that we pay may also have a major impact on our financial expenses. Our interest expenses are most sensitive to the changes in the London Interbank Offered Rate (LIBOR) since most of our borrowings are linked to the LIBOR. As of December 31, 2006, we had approximately $38.6 million in outstanding loans, debentures and notes linked to the LIBOR. Depending upon the circumstances, we enter from time to time into currency and interest options and forward transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar versus any other applicable foreign currencies, and the changes in the LIBOR. As of December 31, 2006, we were obligated to purchase 5 million euro at an average exchange rate of 1.285 euro per one dollar and to sell 8 million euro at an average exchange rate of 1.2948 euro per dollar. As of December 31, 2006, we entered into LIBOR interest forward transactions for $10.8 million at an average interest rate of 5.08%.

The table below presents information regarding our borrowings and their expected maturity dates:

	As at December 31, 2006

	Expected Maturity date

	2008	2009	2010	2011	2012
Liabilities (US$ equivalent in millions) Long term debt: Variable rate (US$)	10,784	6,368	7,153	7,153	2,278
Average interest rate	6.18%	6.86%	6.64%	5.18%	5.88%
Interest rate derivatives Interest rate swaps Variable to fixed (US$)	10,750
Average pay rate	6.58%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T   II
===========

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(b) Internal Controls. Since the date of the evaluation described above, there have been no significant changes in our internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Michael Chill and Ms. Amira Berkovitz-Amir, both members of our audit committee, are "audit committee financial experts" and are independent as defined by applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

BluePhoenix has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available without charge to all BluePhoenix’s employees, investors and others upon request to the following address: BluePhoenix Solutions Ltd. 8 Maskit St. Herzliya 46120, Israel, Attn: Legal Advisor. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy of Preapproval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ziv Haft independent registered public accounting BDO member firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Ziv Haft independent registered public accountant BDO member firm and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

BluePhoenix paid the following fees for professional services rendered by Ziv Haft independent registered certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2005 and 2006:

	2006	2005
	($ in thousands)
Audit Fees	$302	$266
Audit-Related Fees	-	-
Tax Fees	46	73
All Other Fees	13	-
Total	$361	$339

The audit fees for the years ended December 31, 2006 and 2005 were for professional services rendered for the audits of our annual consolidated financial statements, statutory audits of BluePhoenix and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

Audit-related fees are fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of the company’s financial statements that are not disclosed under “Audit Fees.” We had no “Audit-Related Fees” in 2006 or 2005.

Tax fees for the years ended December 31, 2006 and 2005 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

Other fees for the year ended December 31, 2006 were for due diligence related to the acquisition of CodeStream.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

P A R T   III
==========

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.
1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)
1.2	Articles of Association as amended on December 27, 2005(2)

Exhibit No.
4.1	Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.(3)
4.2	Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001 (4)
4.3	Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)
4.4	Amendment dated February 18, 2005 to Share Purchase Agreement among the Registrant and four institutional investors in connection with a $5 million private placement(5)
4.5	Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)
4.6	The 1996 Share Option Plan – Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003(4)
4.7	Agreement dated January 1, 1996 between the Registrant and Argotec Ltd.(6)
4.8	English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002(4)
4.9	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders(2)
4.10	Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le’Israel Ltd.(4)
4.11	Master Services Agreement between BluePhoenix Solutions Nordic AS and SDC Udvikling A/S dated October 1, 2002(2)
4.12	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd.
4.13	English translation of cooperation agreement dated August 8, 2006 between Matrix IT Ltd. and the Registrant
8	List of Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

Exhibit No.
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act
15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm

________________________________
(1)  Incorporated by reference to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 24, 1996.
(2)  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2006.
(3)  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
(4)  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004.
(5)  Incorporated by reference to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004 and on     February 18, 2005.
 (6)  Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 1997.

            SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By: /s/ Iris Yahal Iris Yahal Chief Financial Officer

Date: [_____], 2007

1

EXHIBIT INDEX

Exhibit No.
1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)
1.2	Articles of Association as amended on December 27, 2005(2)
4.1	Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.(3)
4.2	Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001 (4)
4.3	Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)
4.4	Amendment dated February 18, 2005 to Share Purchase Agreement among the Registrant and four institutional investors in connection with a $5 million private placement(5)
4.5	Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)
4.6	The 1996 Share Option Plan – Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003(4)
4.7	Agreement dated January 1, 1996 between the Registrant and Argotec Ltd.(6)
4.8	English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002(4)
4.9	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders(2)
4.10	Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le’Israel Ltd.(4)
4.11	Master Services Agreement between BluePhoenix Solutions Nordic AS and SDC Udvikling A/S dated October 1, 2002(2)
4.12	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd.
4.13	English translation of cooperation agreement dated August 8, 2006 between Matrix IT Ltd. and the Registrant

2

Exhibit No.

8	List of Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act
15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm

________________________________
    (1)  Incorporated by reference to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 24, 1996.
(2)  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2006.
(3)  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
(4)  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004.
(5)  Incorporated by reference to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004 and on  February 18, 2005.
 (6)  Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 1997.

3

BLUEPHOENIX SOLUTIONS LTD.
2006 Annual Report

BLUEPHOENIX SOLUTIONS LTD.
2006 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Financial Statements:
Balance Sheets	F-2
Statements of Operations	F-3
Statements of Changes in Shareholders’ Equity	F-4
Statements of Cash Flows	F-5 – F-6
Notes to Consolidated Financial Statements	F-7 – F-53

The amounts are stated in U.S. dollars ($).

______________________
_____________
______

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2J to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective January 1, 2006 to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”.

Tel Aviv, Israel
March 29, 2007

Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(in thousands)
ASSETS
CURRENT ASSETS (Note 12):
Cash and cash equivalents	$11,627	$10,791
Marketable securities	1,053	-
Trade accounts receivable (Note 14A1)	26,489	18,143
Other current assets (Note 14A2)	3,096	2,495
Total current assets	42,265	31,429
LONG-TERM TRADE RECIVABLES	1,390	-

INVESTMENTS IN AFFILIATES AND OTHER COMPANIES	-	370

PROPERTY AND EQUIPMENT, NET (Note 3)	2,147	2,160

GOODWILL (Note 4)	44,838	38,832

SOFTWARE DEVELOPMENT COSTS AND OTHER (Note 5)	36,826	26,900

Total assets	$127,466	$99,691

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES (Note 12):
Short-term bank credit and others (Note 6)	$609	$14,095
Convertible debentures	4,482	-
Accounts payable and accruals:
Trade	4,594	3,088
Deferred revenue	7,790	2,776
Other (Note 14A3)	6,929	6,924
Total current liabilities	24,404	26,883
LONG-TERM LIABILITIES:
Convertible debentures (Note 11B2, 11B3)	14,049	4,342
Accrued severance pay, net (Note 7)	1,718	1,309
Provision for losses in formerly-consolidated subsidiary (Note 8)	1,971	1,971
Loans from banks and others (Note 9)	20,027	8,389
Total long-term liabilities	37,765	16,011
MINORITY INTERESTS	5,348	5,031
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS’ EQUITY (Note 11):
Share capital - ordinary shares of NIS 0.01 par value (authorized: December 31, 2006 and 2005 - 30,000,000 shares; issued: December 31, 2006 15,945,952 shares; December 31, 2005 - 15,430,403 shares)	31	31
Additional paid-in capital	58,556	56,205
Accumulated other comprehensive loss	(1,537)	(1,537)
Retained earnings	16,447	11,775
	73,497	66,474
Cost of 1,647,594 Company shares held by subsidiaries (December 31,2005 – 1,870,565 shares)	(13,548)	(14,708)

Total shareholders’ equity	59,949	51,766

Total liabilities and shareholders’ equity	$127,466	$99,691

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2006	2005	2004
	(in thousands, except per share data)

Revenues (Note 14B1):
Products	$10,150	$8,718	$11,525
Services	57,854	50,229	45,661

Total revenues	68,004	58,947	57,186
Cost of revenues:
Products	1,882	1,570	969
Services	26,633	23,809	23,284
Total cost of revenues	28,515	25,379	24,253

Gross profit	39,489	33,568	32,933
Software development costs, net	9,400	8,006	8,055
Selling, general, and administrative expenses	22,149	21,611	21,388

Operating income	7,940	3,951	3,490
Financial expenses, net (Note 14B3)	(3,515)	(1,978)	(882)
Gain on realization of shareholdings (Note 14B4)	-	-	112
Other income, net (Note 14B5)	282	104	975

Income before taxes on income	4,707	2,077	3,695
Taxes on income (benefit) (Note 13)	(282)	149	260

	4,989	1,928	3,435
Share in losses of affiliated companies, net	-	-	(516)
Minority interest in profits of subsidiaries	(317)	(139)	(73)

Net income	$4,672	$1,789	$2,846

Earnings per share (Note 14C):
Basic	$0.34	$0.13	$0.21

Diluted	$0.33	$0.13	$0.21

Weighted average number of shares outstanding (Note 14C):
Basic	13,889	13,557	13,523

Diluted	14,371	13,960	14,679

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Cost of Company shares held by subsidiaries	Total
	(in thousands, except shares)
Balance at December 31, 2003	13,484,276	$30	$54,412	$(1,476)	$7,140	$(14,708)	$45,398
Changes during 2004:
Components of comprehensive income:
Net income	-	-	-	-	2,846	-	2,846
Currency translation adjustments	-	-	-	(155)	-	-	(155)
Total comprehensive income							2,691
Issuance of shares	31,496	1	199	-	-	-	200
Issuance of options	-	-	48	-	-	-	48
Beneficial conversion features	-	-	173	-	-	-	173
Exercise of employee share options	33,767	*-	121	-	-	-	121
Balance at December 31, 2004	13,549,539	31	54,953	(1,631)	9,986	(14,708)	48,631
Changes during 2005:
Components of comprehensive income:
Net income	-	-	-	-	1,789	-	1,789
Currency translation adjustments	-	-	-	94	-	-	94
Total comprehensive income							1,883
Issuance of options	-	-	48	-	-	-	48
Change in fair value of a conversion feature upon modification	-	-	325	-	-	-	325
Classification of warrants to equity	-	-	848	-	-	-	848
Exercise of employee share options	10,299	*-	31	-	-	-	31
Balance at December 31, 2005	13,559,838	31	56,205	(1,537)	11,775	(14,708)	51,766
Changes during 2006:
Components of comprehensive income:
Net income	-	-	-	-	4,672	-	4,672
Currency translation adjustments	-	-	-	-	-	-	-
Total comprehensive income							4,672
Issuance of options	-	-	48	-	-	-	48
Stock-based compensation	-	-	40	-	-	-	40
Conversion of convertible debentures	257,133	*	1,164	-	-	-	1,164
Sale of shares held by a subsidiary	136,000	*	42	-	-	492	534
Issuance of shares in respect of acquisition of activity (Note 2D)	138,591	*	(37)	-	-	668	631
Classification of warrants to equity	-	-	364	-	-	-	364
Exercise of employee share options	206,796	*	730	-	-	-	730
Balance at December 31, 2006	14,298,358	$31	$58,556	$(1,537)	$16,447	$(13,548)	$59,949

The accompanying notes are an integral part of the consolidated financial statements.

        BLUEPHOENIX SOLUTIONS LTD.

        CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005	2004
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,672	$1,789	$2,846
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in profits of subsidiaries	317	139	73
Share in losses of affiliated companies, net	-	-	516
Depreciation and amortization	8,481	7,001	4,430
Increase (decrease) in accrued severance pay, net	409	(343)	(362)
Loss (gain) on sale of property and equipment	(32)	(35)	14
Gain on realization of shareholdings and expiration of options	-	-	(112)
Change in value of long term-loans and liabilities	1,853	410	275
Stock – based compensation	40	-	-
Deferred income taxes, net	13	58	(104)
Changes in operating assets and liabilities:
Increase (decrease) in marketable securities	(715)	177	600
Increase in trade receivables	(9,731)	(1,221)	(2,011)
Decrease (increase) in other current assets	(909)	544	(335)
Increase (decrease) in trade payables	1,390	(1,939)	437
Increase (decrease) in other accounts payable	4,186	(1,388)	(5,138)

Net cash provided by operating activities	9,974	5,192	1,129

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(676)	(700)	(1,118)
Proceeds from sale of property and equipment	161	277	203
Investment and loans to affiliated and other companies	-	(370)	(97)
Repayment of loan	-	-	68
Proceeds from sale of investments	-	-	2,777
Capitalization of software development and other costs	(8,259)	(8,117)	(7,117)
Purchase of minority interest in subsidiaries and purchase of activity	(1,118)	(180)	-
Investment in newly-consolidated subsidiaries and purchase of newly-activity (Appendix A)	(13,224)	(1,343)	(95)

Net cash used in investing activities	(23,116)	(10,433)	(5,379)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(14,013)	153	(2,350)
Repayment of long-term loans	(1,149)	(542)	(2,063)
Receipt of long-term loans	14,391	7,003	2,443
Issuance of convertible debentures and warrants	14,140	-	5,000
Debentures issuance costs	(655)	-	(643)
Exercise of employee share options	730	31	121
Sale of shares held by a subsidiary	534	-	-
Net cash provided by financing activities	13,978	6,645	2,508

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	-	24	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	836	1,428	(1,742)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,791	9,363	11,105

CASH AND CASH EQUIVALENTS AT END OF YEAR	$11,627	$10,791	$9,363

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005	2004
	(in thousands)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$239	$1,221	$1,316
Interest	$1,473	$864	$443

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES AND PURCHASE OF ACTIVITY:
	Year ended December 31,
	2006	2005	2004
	(in thousands)

Working capital, other than cash	$1,486	$105	$2,631
Investment and loans to affiliated Company	370	-	27
Property and equipment	(289)	(100)	(373)
Minority interests	-	-	98
Customer related intangible assets and other	-	(564)	(425)
Goodwill	(5,778)	-	(283)
Capitalized software development costs	(8,077)	(1,158)	(6,056)
Customer relations intangible asset	(470)	-	-
Non-current liabilities	(466)	374	4,086
Company shares issued upon acquisition	-	-	200

Net cash used in acquisition	$(13,224)	$(1,343)	$(95)

APPENDIX B - NON-CASH ACTIVITIES:
	Year ended December 31,
	2006	2005	2004
	(in thousands)

Investment in subsidiaries	$275	$1,577	$-
Purchase of minority interest in subsidiaries	$-	$100	$-
Conversion of convertible debentures	$1,164	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

A.           General:

The significant accounting policies, applied on a consistent basis, are as follows:

1.             The Company:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company”) is an Israeli corporation, which operates in one reportable operating business segment enterprise IT modernization solutions. The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Romania, and Israel. Listed below are details relating to BluePhoenix’s major subsidiaries:

	Shareholding percentage		State of incorporation
Name	2006	2005
	%
Subsidiaries:
BluePhoenix Solutions B.V. *	100	100	Netherlands
BluePhoenix Solutions Nordic Aps *	100	100	Denmark
BluePhoenix Solutions UK Ltd.	100	100	United Kingdom
Advanced Systems Europe B.V. *	100	100	Netherlands
Liraz Systems Ltd. (“Liraz”)	100	100	Israel
Mainsoft Corporation (“Mainsoft”)	58	58	USA
Outlook & BluePhoenix Ltd.	100	100	Israel
Liacom Ltd.	51	51	Israel
I-Ter/Informatica & Territorio S.p.A.	100	100	Italy

__________________________
* Indirectly through Liraz

2.             Principal Shareholder:

Formula Systems (1985) Ltd. (“Formula”) owns 56% of the Company’s shares as of December 31, 2006.

3.             Accounting Principles:

The consolidated financial statements are prepared in accordance with accountingprinciples generally accepted (“GAAP”) in the United States of America.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

A.           General (cont.):

4.             Functional Currency:

The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar (“dollar”). In addition, a substantial portion of the Company’s revenues and costs are incurred in dollars. Thus, the functional and reporting currency of the Company is considered to be the dollar.

Non monetary transactions denominated in currencies other than the dollar are measured and recorded in dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

For consolidated companies whose functional currency is other than the dollar, transactions and balances have been translated to dollars under the principles prescribed in Statement of Financial Accounting Standards (“SFAS”) No. 52 of the Financial Accounting Standards Board (“FASB”). Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at appropriately weighted average exchange rates. Differences resulting from such translation are presented as a separate component of shareholder’s equity under the caption “Accumulated other comprehensive income.”

5.             Use of Estimates and Assumptions in the Preparation of the Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

B.       Principles of Consolidation:

The consolidated financial statements include the accounts of BluePhoenix and its subsidiaries in which it has a controlling interest, and a certain variable interest entity that the Company is required to consolidate pursuant to Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities” as revised in December 2003 (“FIN 46R”) – See also Note 2F. Acquisition of subsidiaries is accounted for under the purchase method. All intercompany balances and transactions have been eliminated upon consolidation.

C.    Cash and Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short-term deposits with banks, the maturity of which did not exceed three months at the time of deposit and which are not restricted.

D.    Provision for Doubtful Accounts:

The provision for doubtful accounts was based on specific receivables the collection of which, in the opinion of Company’s management, is in doubt. Trade receivables are charged off in the period in which they are deemed to be uncollectible.

E.     Investments:

Investments in affiliates over which the Company exercises significant influence are accounted for under the equity method. Investments in other companies are accounted for under the cost method. Investments in marketable securities are classified as “trading,” and unrealized gains or losses there from are reported in the statement of operations in accordance with the principles set forth in SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Investments are periodically reviewed to determine whether an other-than-temporary impairment in value has occurred.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

F.            Property and Equipment, Net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:
%

Computers and peripheral equipment	20–33 (mainly 33)
Office furniture and equipment	6–15 (mainly 7)
Leasehold improvements	Over the term of the lease or the life of the assets, whichever is shorter
Motor vehicles	15

G.    Impairment of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2006, 2005 and 2004, no impairment losses have been identified.

H.           Goodwill and other purchased intangible assets:

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 effective January 1, 2002. In accordance with SFAS No. 142, the Company ceased amortizing goodwill totaling $15.1 million as of the beginning of 2002. Based on the impairment tests performed during 2004, 2005, and 2006, no impairments losses have been identified. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

I.             Software Development Costs:

Development costs of software and products enhancement that are intended for sale, and which were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86 “Accounting for the Cost of Computers Software to Be Sold, Leased or Otherwise Marketed.” Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”).

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, capitalized software development costs are amortized over a period of 5 years. During the year ended December 31, 2006, the Company capitalized software development costs aggregating $7.5 million (in 2005: $8.0 million, and in 2004: $7.1 million) and amortized software development costs aggregating $7.1 million (in 2005: $5.1 million, and in 2004: $3.1 million) included in cost of revenues.

In the Company's management estimate, total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they would be written down to net realizable value.

J.            Employee Share Options:

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment,” and Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005 by the SEC. FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. This statement requires that employee equity awards be accounted for using the grant-date fair value method. SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, income statement effects, disclosures and other issues.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

J.            Employee Share Options (cont.):

FAS 123R supersedes the Company’s previous accounting for its employee stock option plans using the intrinsic value-based method of accounting prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations. The Company elected to adopt the modified prospective transition method permitted by FAS 123R. Under such transition method, the new standard has been implemented as from January 1, 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

The Company has expensed compensation costs, applying the accelerated vesting method, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures. Results for prior periods have not been restated as explained above. For the year ended December 31, 2006, the Company recorded stock-based compensation costs in the amount of $40 thousand. On December 31, 2006, the total unrecognized compensation cost on employee stock options amounted to $150 thousand, and is expected to be recognized over a weighted average period of 3 years.

The Company issues stock options to its employees and directors and provides the right to purchase stock pursuant to approved stock option and employee stock purchase programs. Prior to the adoption of FAS 123R, the Company elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Options Issued to Employees” and related interpretations (collectively “APB No. 25”), in accounting for its stock option plans. Under APB No. 25, when the exercise price of an employee stock option is less than the market price of the underlying stock on the date of grant, compensation expense is recognized. No stock-based employee compensation cost was recognized in income for the years ended December 31, 2004 or 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

As a result of adopting FAS 123R on January 1, 2006, the Company’s income before taxes and net income for the year ended December 31, 2006 was $40 thousand lower than if the Company had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share, compared to reported basic and diluted earning per share, for the year ended December 31, 2006 would have remained the same if the Company had not adopted FAS 123R.

The Company did not realize any tax benefit as a result of the exercise of stock options in 2006 prior to the adoption of FAS 123R.

.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

J.            Employee Share Options (cont.):

The following table illustrates the effect on net income and earnings per share, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation in prior years:

	Year ended December 31,
	2005	2004
	(in thousands, except per share data)
Net income as reported	$1,789	$2,846
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	*(1,851)	(624)

Pro forma net income	$(62)	$2,222
Earnings per share:
Basic - as reported	$0.13	$0.21

Basic - pro forma	$(0.00)	$0.16

Diluted - as reported	$0.13	$0.21

Diluted - pro forma	$(0.00)	$0.16

*     Mainly due to an acceleration of unvested stock options (see also Note 11B1).

K.            Revenue Recognition:

Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists.
The arrangements that include multiple elements are usually arrangements where the Company sells software products and Post Contract Support (PCS).
In addition, there are certain arrangements where the Company sells software and consulting services.
Consulting service fees are based on time invested.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

K.            Revenue Recognition (cont.):

For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on PCS sold separately or renewed. . The VSOE for the consulting services is established by the price charged on other time based consulting service contracts where no sale of other elements is involved, considering the territory where the service is performed, the size of the customer, the quantity of the purchased services, the professional expertise of the consultants, etc. The revenue associated with the delivered elements is recognized using the residual method discussed above.

The Company recognizes revenues from consulting fees with respect to projects billed on a time and material basis, based on the number of hours performed.

In some of the agreements with the Company’s customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (the Company does not provide specific upgrades). These upgrades are considered Post-Contract Support (PCS). Revenue allocated to the PCS is recognized ratably over the term of the PCS.

When a project involves significant production, modification, or customization of software, and for other fixed fee contracts, revenue is generally recognized according to the percentage of completion method, in accordance with the provisions of SOP 81-1 “Accounting for Performance of Construction-Type Contracts.” Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. Contracts with extended payment terms are initially recorded in present   value in accordance with APB 21 "Interest on Receivables and Payables".

The Company recognizes contract losses, if any, in the period in which they first become evident.

Some of the Company’s contracts include client acceptance clauses. In these contracts, the Company follows the guidance of TPA 5100.67 and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, the Company considers its history with similar arrangements, the customer’s involvement in the progress, and the existence of other service providers and the payments terms. There are no rights of return, price protection or similar contingencies in the Company’s contracts.

On December 31, 2006 approximately $13.7 million (on December 31, 2005: $7.8 million) of the accounts receivable balance was unbilled due to the customers payment terms.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

K.    Revenue Recognition (cont.):

Management believes that the Company’s revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, “Revenue Recognition in Financial Statements.”
Tax collected from customers and remitted to governmental authorities (including VAT) are presented in income statement on a net basis.

L.    Advertising Costs:

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2006, 2005, and 2004 were $125, $39, and $25 thousand, respectively.

M.  Gain on Realization of Shareholdings:

Gain on realization of shareholdings includes the results of realization of the Company’s shareholdings in investees arising either from the sale of such shareholdings or from issuance of stock by the investees to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 of the Securities and Exchange Commission. The Company includes such results in statement of operations, provided that the conditions stipulated in SAB 51 for such recognition have been met.

N.        Deferred Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future.

O.       Earnings Per Share:

Earnings per share (“EPS”) were computed in accordance with the provisions of SFAS No. 128 of the FASB (“SFAS No. 128”). SFAS No. 128 requires the presentation of both basic and diluted EPS.
Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

P.  Financial Instruments:

1.	Management of credit risks:

Financial instruments that have the potential to expose the Company to credit risks are mainly cash and cash equivalents, marketable securities, bank deposit accounts, credit facilities, trade payables, and trade receivables.

The Company holds cash and cash equivalents, marketable securities, and deposit accounts at large banks in Israel, the United States, and Europe, thereby substantially reducing the risk of loss.

With respect to trade receivables, the risk is limited due to the nature and size of the entities that constitute the Company’s customer base. The Company assesses the financial position of its customers prior to the engagement with them, and has not encountered material credit difficulties therewith.

2.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, bank deposit accounts, credit facilities, trade payables, loans and credit from banks and trade receivables.
The convertible debentures are valued using the discounted cash flows model based on the LIBOR interest rate. Embedded derivatives in connection with the convertible debentures are measured at fair value using the Black-Scholes pricing model.
The Market value of Series A convertible notes is $13.5million as of December 31, 2006. The book value as of that date was $12.2 million.
 In view of their nature, the fair value of the financial instruments included in the Company’s working capital is usually identical or close to their carrying value.

Q.   Comprehensive Income:

The Company adopted Statement of Financial Accounting Standards No.130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements.
Comprehensive income presented in shareholders’ equity includes, in addition to net income, translation gains and losses of non-dollar currency financial statements of subsidiaries.
The comprehensive income for the years ended December 31, 2004, 2005 and 2006 were $2,691, $1,883 and $4,672 thousand, respectively.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (cont.):

R.    Derivative Instruments:

The Company has adopted Statement of Financial Accounting Standards SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income within shareholders’ equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.
The Company uses foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under SFAS 133. The net gain recognized in earnings during 2006, representing the derivative instruments was $275 thousand (in 2005: $200 thousands). As of December 31, 2006 the Company is obligated to purchase € 5 million at an average exchange rate of €1.285 per dollar and to sell €8 million at an average exchange rate of €1.2948 per dollar).
In addition, the Company entered into LIBOR interest forward transaction for $10.8 million at an average interest rate of 5.08%.

S.    Royalty-Bearing Grants:

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects, are recognized at the time the Company is entitled to such grants. Such grants are included as a deduction of software development costs. The Company is committed to pay royalties related to grants from the Government of Israel on sales with regard to the funded products of approximately 3% of the generated revenues from such products. These royalties are recognized as incurred as costs of revenues.

T.    Treasury Shares:

Treasury shares are presented as a reduction of shareholders' equity, at their cost to the Company.

U.        Recently Issued Accounting Pronouncements:

In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140”. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of this statement, if any, on its consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies (cont.):

U.    Recently Issued Accounting Pronouncements (cont.):

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FAS 109.” This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. As applicable to the Company, the interpretation prescribed by FIN 48 will be effective commencing January 1, 2007. The Company is currently evaluating the impact that the adoption of FIN 48 would have on its consolidated financial statements.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company's balance sheet, and changes in the funded status be reflected in comprehensive income, effective

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fiscal years ending after December 15, 2006. The adoption of this statement did not have an impact on the consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies (cont.):

U.    Recently Issued Accounting Pronouncements (cont.):

In December 2006, the FASB posted FASB Staff Position, or FSP, 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies.” This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement.
This FSP is effective immediately for registration payment arrangements and financial instruments subject to those arrangements that were entered into or modified subsequent to December 15, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 15, 2006, the FSP is effective for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The company will adopt FSP 00-19-2 beginning January 1, 2007 and it is currently evaluating the potential impact the adoption of this pronouncement will have on its consolidated financial statements.

In November 2006, the FASB ratified EITF Issue No. 06-7," Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities" (“EITF 06-7”). At the time of issuance, an embedded conversion option in a convertible debt instrument may be required to be bifurcated from the debt instrument and accounted for separately by the issuer as a derivative under FAS 133, based on the application of EITF 00-19.
Subsequent to the issuance of the convertible debt, facts may change and cause the embedded conversion option to no longer meet the conditions for separate accounting as a derivative instrument, such as when the bifurcated instrument meets the conditions of Issue 00-19 to be classified in stockholders’ equity. Under EITF 06-7, when an embedded conversion option previously accounted for as a derivative under FAS 133 no longer meets the bifurcation criteria under that standard, an issuer shall disclose a description of the principal changes causing the embedded conversion option to no longer require bifurcation under FAS 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity. In addition, under the EITF, for conversion of option for which the carrying amount has previously been reclassified to shareholders' equity, the issuer should recognize any unamortized discount remaining at the date of conversion immediately as interest expense. EITF 06-7 should be applied to all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in FAS 133 in interim or annual periods beginning after December 15, 2006, regardless of whether the debt instrument was entered into prior or subsequent to the effective date of EITF 06-7. Earlier application of EITF 06-7 is permitted in periods for which financial statements have not yet been issued. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions:

In order to enhance the Company’s solutions and services portfolio, the Company have been pursuing a strategy of adding new technologies to its suite of automated modernization tools. The Company implements this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, the Company invests in businesses that develop software tools that are complementary to its existing portfolio.

A.   CodeStream Software Ltd.:

In December 2006, the Company acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, the Company hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof the Company paid CodeStream ₤5.2 million (approximately $10.2 million).

In addition, the Company undertook to issue to CodeStream a convertible debenture in a principal amount of ₤2.9 million (approximately $5.7 million), if, (i) not later than December 14, 2008, the Company receive purchase orders from a key customer of CodeStream, in an aggregate amount of not less than ₤2.2 million (approximately $4.3 million), and (ii) such purchase orders are collectible under the purchase orders not later than December 14, 2009. The debenture shall be issued upon the fulfillment of the aforementioned conditions and shall be due two years after the date of issuance. The debenture shall bear interest at a rate of LIBOR plus 1.5% calculated on a quarterly basis. Interest shall be calculated on the principal amount of the debenture beginning on December 14, 2006.

In addition, the Company undertook to issue to CodeStream a second convertible debenture in a principal amount of ₤500,000 (approximately $982 thousand), if (i) not later than December 14, 2010, the Company receives an additional purchase orders from the same key customer of CodeStream, in an aggregate amount of not less than ₤800,000 (approximately $1.6 million), and (ii) such purchase orders are collectible not later than 36 months after the first debenture was issued. The debenture shall be due two years after the date of issuance and shell bear interest at a rate of LIBOR plus 1.5% calculated on a quarterly basis. Interest will accrue on the principal amount of the debenture beginning on the date of issuance of the first debenture.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

A.   CodeStream Software Ltd. (cont.):

The debentures will be convertible into BluePhoenix’s ordinary shares at a conversion rate of $6.00 per ordinary share, subject to adjustment for stock dividends, stock splits, recapitalization and other similar events. At the request of the holders of the debentures, given six months in advance, the Company will repay the amount of the debentures prior to their respective due dates. At the request of the holders of a majority of the shares underlying each of the debentures, given within 10 business days after issuance of the debenture, the Company will file a registration statement under the Securities Act 1933, referred to as the Securities Act, for an offering of the shares underlying the debentures.  In addition, if the Company otherwise proposes to register its ordinary shares under the Securities Act, the holders of the debentures may request that the Company register their underlying shares as well, subject to certain limitations. In the event that the repayment date of a debenture occurs earlier than 6 months after the registration statement becomes effective, then the repayment date of the debenture shall be postponed until a date which is 6 months after the effective date of the registration statement. In the event that holders of 50% or more of the principal amount of a debenture request repayment of the debenture prior to its due date, the Company shall be released from its undertakings with respect to the registration described above.

Since CodeStream's activity constitutes a "business" in accordance with EITF 98-3 "Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets of a Business", the acquisition was accounted under the guidelines of SFAS 141 "Business Combinations".

Accordingly, the consideration of the acquisition was attributed to net assets acquired and liabilities assumed based on their fair value. Upon a purchase price allocation performed by an independent appraisal, an amount of $4.6 million was allocated to CodeStream's core technology to be amortized over 5 – years period, and an amount of $0.5 million was allocated to estimated fair value of the customer related intangible assets, which is being amortized over its estimated useful life – currently 5 years, and an amount of $5.8 million was allocated to goodwill. The future contingent consideration, if established, will be recorded as goodwill.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

A.   CodeStream Software Ltd. (cont.):

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of purchase:

(in thousands)

Current assets	$44
Property and equipment, net	285

Goodwill	5,778
Technology Customer related intangible asset	4,600 470
Total tangible and intangible assets acquired	11,177

Current liabilities	304

Total liabilities assumed	304

Net assets acquired	$10,873

B.    BluePhoenix Solutions Srl (previously known as AlphaTech (2000) Srl):

In December 2002, the Company purchased a 65% controlling interest in AlphaTech (2000) Srl. (“AlphaTech”) from Intercomp for an aggregate consideration of $100 thousand. In February 2005, the Company entered into an agreement with the other shareholder of AlphaTech to purchase for $250 thousand its entire holdings in AlphaTech, which as of such date was equal to 35% of AlphaTech’s outstanding share capital. In 2005, AlphaTech changed its name to BluePhoenix Solutions Srl. BluePhoenix Solutions Srl., a company incorporated in Romania, serves as the Company’s offshore delivery center in Romania.

C.   CePost:

In January 2004, the Company purchased the entire outstanding share capital of CePost Ltd., an Israeli Company that develops and markets software solutions for electronic document mining, management, and presentment. Pursuant to the purchase agreement, the Company paid $172.5 thousand to the shareholders of CePost and issued to them 31,496 of BluePhoenix’s ordinary shares, valued at the fair value of $200 thousand. In addition, the Company undertook to pay to the sellers royalties from CePost’s revenues in an amount of up to $1.5 million. At its option, the Company may pay the contingent consideration in the form of BluePhoenix’s ordinary shares.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

C.   CePost (cont.):

At acquisition, the Company accounted for the contingent purchase consideration at the minimum level of $120 thousand, in accordance with SFAS No. 141 and will be accounted as an additional cost of the acquired entity. In accordance with the purchase agreement, the Company paid the sellers in 2005 and 2006 advances in an aggregate amount of $45 thousand on account of the contingent consideration. In accordance with CePost results, there was no need to update the contingent purchase consideration since acquisition.

The fair value assigned to CePost’s technologies was $553 thousand and it is being amortized over a 5-year period.

D.   Outlook:

Effective as of January 2004, the Company acquired from an Israeli Company, Outlook Systems Ltd. through a new wholly-owned subsidiary, Outlook & BluePhoenix Ltd., Outlook Systems’ entire business activities in Israel in the field of software development services. Pursuant to the purchase agreement, the Company hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. Under the purchase agreement, as amended in 2006, the Company paid to Outlook Systems an aggregate amount of approximately $1.3 million.

In accordance with the amendment to the purchase agreement, a guarantee provided by the company to secure bank loans of Outlook Systems was cancelled. In addition, Outlook Systems received 138,591 of BluePhoenix’s ordinary shares. As part of the amendment, the Company undertook to pay Outlook Systems consideration to be calculated based on Outlook & BluePhoenix Ltd.’s annual earnings before interest and taxes, referred to as EBIT, during the three-year period commencing on July 1, 2005, as follows:

•	For an amount of up to $300,000 of the annual EBIT in each year within the three-year EBIT period, the Company will pay Outlook Systems consideration equal to 10% of the EBIT;

•
For an amount of annual EBIT in a fiscal year within the three-year EBIT period in excess of $300,000, the Company will pay Outlook Systems an additional consideration equal to 15% of the excessive amount.

The value assigned to the customer related intangible asset amounted to $425 thousand, and it is being amortized over its estimated useful life-currently 6 years.
During 2005, the Company recorded an amount of $1.3 million as an additional payment which was allocated to goodwill based upon a purchase price allocation performed by the Company at acquisition date.

Based on the EBIT during the 18 months commencing on July 1, 2005, the accrued contingent consideration is $35 thousand which was recorded as goodwill.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

E.    Intercomp:

In 1998, the Company invested in Intercomp Ltd., (“Intercomp”), which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. During 2002 and 2003, Intercomp focused its efforts on the development of software tools that comprise a part of the Company’s LogicMiner tool.

In 2004, the Company exercised an option granted to the company, to purchase from a former shareholder of Intercomp all of his holdings in Intercomp, consisting of 18.5% of the outstanding share capital of Intercomp. In consideration, the Company issued to the selling shareholder warrants to purchase  BluePhoenix ordinary shares which expired without being exercised. As part of the transaction with the former shareholder, certain shareholders of Intercomp, holding 2.1% of Intercomp’s outstanding share capital, transferred their holdings in Intercomp to the Company. In addition, the remaining shareholders of Intercomp comprised of several funds acting through their general partner, Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, converted certain outstanding loans owed to it by Intercomp into 7,236 shares of Intercomp at a price of $162.70 per share. Following these transactions, the Company’s holdings in Intercomp increased from 49% to approximately 62%. Since the end of the first quarter of 2004, the Company consolidates the results of operations of Intercomp.

Concurrently with the grant by the former shareholder of the option to purchase from him his holdings in Intercomp, Intercomp granted nonexclusive rights to a distributor partially owned by the former shareholder, to further develop and distribute Intercomp’s products.

In April 2004, Infinity granted the Company a call option to purchase its entire holdings in Intercomp. The option expired without being exercised by the Company. As a result, Infinity exercised a put  option granted to it, to cause the Company to purchase Infinity’s entire holdings in Intercomp. In consideration for Intercomp’s shares, the company issued to Infinity 100,719 BluePhoenix ordinary shares in the first quarter of 2007.  As previously agreed with Infinity, the Company filed a registration statement under the Securities Act with respect to the ordinary shares issued to Infinity. Subsequent to the exercise of the option by Infinity, the Company currently wholly owns Intercomp.
In the first quarter of 2006, FIMI, a creditor of Intercomp, has completed exercising a put option to sell to the Company convertible promissory notes issued by Intercomp, in an aggregate principal amount of $3.5 million. The put option was originally granted to FIMI in January 2001. As consideration thereof, the Company paid FIMI an aggregate amount of $4.48 million including interest accrued, which equals the book value of the promissory notes, and issued to FIMI warrants to purchase 210,000 BluePhoenix ordinary shares at an exercise price of $4.00 per share. No gain or loss was recorded at the repayment date. In the first quarter of 2007 FIMI exercised all its warrants.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

F.    M.S.I. MultiConn Solutions and MultiConn Technologies:

In 1999, the Company acquired 51% of the outstanding share capital of M.S.I. MultiConn Solutions International (1995) Ltd. (“M.S.I. MultiConn”). M.S.I. MultiConn’s results of operations were consolidated in the Company’s financial statements beginning with the third quarter of 1999. In 2000, the Company increased its holding in M.S.I. MultiConn to 60%. Effective as of January  2004, the other shareholders of M.S.I. MultiConn transferred their entire holdings in M.S.I MultiConn to the Company. Following this transaction, the Company assumed control over the daily management of M.S.I. MultiConn. The Company currently wholly owns the entire share capital of M.S.I MultiConn and finances its activities.

In 2000, the Company established together with the other shareholders of M.S.I. MultiConn a company named MultiConn Technologies Ltd. and initially owned 19% of its share capital.

MultiConn Technologies develops and markets BluePhoenix™ SOA - Ready Enablement.

In 2002, the Company increased its holdings in MultiConn Technologies to 60%. Since the first quarter of 2003, the Company has recorded the investment under the equity method and did not consolidate the results of operations of MultiConn Technologies, due to lack of control.

Following a transaction entered into between the Company and the other shareholders of MultiConn Technologies in 2004, the other shareholders of MultiConn Technologies increased their holdings in MultiConn Technologies to 58.2% in the aggregate, throughthe issuance of shares by MultiConn Technologies. As a result, the Company currently holds approximately 40% of the outstanding share capital of MultiConn Technologies. The Company has an option to increase its holdings in MultiConn Technologies to 60% for an exercise price of $50 thousand.

In 2004, the Company included in losses of affiliated companies 100% of the losses of MultiConn Technologies.

In 2004, the Company did not recognize any gain in the above-mentioned transaction.

The Company is deemed the primary beneficiary of MultiConn Technologies in accordance with FIN 46R “Consolidated of Variable Interest Entities,” and accordingly consolidated MultiConn Technologies in its financial statements commencing December 31, 2004 and thereafter. The adoption of FIN 46R has no impact on the Company’s net income since it has already recorded 100% of MultiConn Technologies losses in 2004 under the equity method.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

G.    I-Ter/Informatica & Territorio S.p.A.:

In the second quarter of 2005, the Company entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A. (“I-Ter”). Pursuant to the purchase agreement, the Company paid to the selling shareholders of I-Ter $1.4 million. Under the terms of the transaction, the Company agreed to pay the selling shareholders an additional consideration of up to $720 thousand based on I-Ter’s cumulative earnings before interest and taxes, referred to as EBIT. As agreed, if the EBIT in any calendar year during the three-year period commencing on January 1, 2005, is equal to or greater than $6 thousand, the Company will pay the selling shareholders an additional $240 thousand with respect to each such year. In 2006 the Company paid $240 thousand since I-Ter met the criteria in fiscal 2005. Since the EBIT in 2006 exceeded the minimal level, the Company recorded a contingent consideration in  the amount of $240 thousand as goodwill.

In addition, the Company agreed to pay to the selling shareholders, at such date that is 15 business days following the date on which the EBIT report for the year ended on December 31, 2007 is final, an additional consideration equal to seven times the yearly average EBIT in the three-year period commencing on January 1, 2005, less the amounts already paid to the selling shareholders for the purchased shares. In addition, in the event that the yearly average EBIT in the three-year period commencing on January 1, 2005 is greater than $600 thousand, the Company shall pay the selling shareholders an amount equal to nine times of the difference between the yearly average EBIT in the three-year period commencing on January 1, 2005 and $600 thousand.

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed. Based upon a purchase price allocation performed by the Company, an amount of $498 thousand was allocated to the estimated fair value of the customer related intangible assets, which is being amortized over its estimated useful life – currently 3 years.
An amount of $1,158 thousand of the purchase price was allocated to I-Ter’s core technology and is being amortized over 5-year period.

During the years 2005 and 2006 the Company accounted for the contingent purchase consideration in a total amount of $480 thousand as goodwill in respect for those years, based upon a purchase price allocation performed by the Company at the acquisition date, in accordance with SFAS No. 141.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

G.            I-Ter/Informatica & Territorio S.p.A. (cont.):

The following table summarizes the fair values of the assets acquired and liabilities assumed with reference to I-Ter’s balance sheet as of the date of purchase.

(in thousands)

Current assets	$1,336
Other long term intangible assets	70
Property and equipment, net	100

Customer related intangible asset (1)	498
Technology (2)	1,158
Total tangible and intangible assets acquired	3,162

Current liabilities	1,360
Other long term liabilities	374
Total liabilities assumed	1,734
Net assets acquired	$1,428

(1)  The value assigned to customer related intangibles is being amortized currently over 3 years.
(2)  The value assigned to technology is being amortized currently over 5 years.

H.    Zulu Software Inc.:

In February 2005, the Company entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc. (“Zulu”), on a fully diluted basis. Under the purchase agreement, the purchase price was divided into four installments, each to be paid subject to fulfillment of certain milestones. The company paid the first installment of $350 thousand in February 2005 against the issuance of 8% of Zulu’s outstanding share capital. The Company did not make additional payments since the agreed upon milestones have not been met.

In January 2006, the Company purchased from the other shareholders of Zulu additional shares increasing its holdings to 72% of Zulu’s outstanding share capital. The aggregate consideration paid for this additional purchase was $2.4 million.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

H.    Zulu Software Inc. (cont.):

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed. Based upon a purchase price allocation, the purchase price was allocated to the purchased technology and is amortized over 5 – years period.

The following table summarizes the fair values of the assets acquired and liabilities assumed with reference to Zulu’s balance sheet as of the date of purchase.

(in thousands)

Current assets	$5
Property and equipment, net	4
Technology	3,477

Total tangible and intangible assets acquired	3,486

Current liabilities	340
Other long term liabilities	425

Total liabilities assumed	765

Net assets acquired	$2,721

I.          Unaudited Pro Forma Information:

The following unaudited pro forma summary presents information as if the acquisition of Zulu and CodeStream's activity had occurred as of January 1, 2006, and 2005 and as if the acquisition of I-Ter had occurred as of January 1, 2005 and 2004. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

	Year ended
	December 31,
	2006	2005	2004
	(In thousands, except per share data)
	(Unaudited)

Revenues	$69,773	$61,301	$57,671
Net income (loss)	$3,599	$(1,618)	$(200)
Earning (loss) per share - basic	0.26	(0.12)	(0.01)
Earning (loss) per share - diluted	0.25	(0.12)	(0.01)

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

J.    Cicero Inc. (formerly known as Level 8 Systems Inc.)

As of December 31, 2006. the Company holds several capital instruments, including warrants and rights to receive warrants exercisable into shares of Cicero Inc. (“Cicero”). If the Company exercises these capital instruments in full, it will hold approximately 545,000 ordinary shares of Cicero.  During 2003 and the first quarter of 2004 the company sold substantially all of the shares of Cicero held by the Company for $624 thousand.

The Company provides Bank Ha’Poalim with a guarantee securing Cicero’s bank loans, in an amount of approximately $2 million. The guarantee is extended from time to time and it is currently in effect until November 2007. In consideration for the extension of the guarantee, Cicero issues the Company ordinary shares. In the event that the guarantee is exercised, the bank is obligated to grant the Company a three-year loan in an amount of up to the amount of the guarantee.
In September 2004, the Company extended a loan granted to Cicero of approximately $97 thousand under a secured promissory note. The note bears interest at an annual rate of 10%. In consideration, the Company is entitled to receive warrants to purchase 19,865 ordinary shares of Cicero at an exercise price of $1 per share.

Note 3 - Property and Equipment, Net:

Composition of property and equipment, grouped by major classifications:

	December 31,
	2006	2005
	(in thousands)
Cost:
Computers and peripheral equipment	$9,887	$8,954
Office furniture and equipment	1,268	1,403
Leasehold improvements	645	644
Motor vehicles	292	464

	12,092	11,465
Accumulated Depreciation:
Computers and peripheral equipment	8,565	7,866
Office furniture and equipment	874	872
Leasehold improvements	398	358
Motor vehicles	108	209

	9,945	9,305

Depreciated cost	$2,147	$2,160

Depreciation expenses totaled $849, $1,058, and $1,380 thousand for the years ended December 31, 2006, 2005, and 2004, respectively.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Goodwill:
	December 31,
	2006	2005
	(in thousands)

Carrying amounts at beginning of year	$38,832	$37,090
Acquired	6,006	1,742

Carrying amount at end of year	$44,838	$38,832

Note 5 - Software Development Costs and Other:

A.	Composition:
	December 31,
	2006	2005
	(in thousands)

Software development costs (1)	$34,823	$25,810
Customer related intangible assets (2)	1,067	453
Deferred issuance expenses, net	738	328
Rent deposit	57	119
Deferred tax asset	-	13
Others	141	177
	$36,826	$26,900

(1) Original amount	$55,430	$39,287
Less - accumulated amortization	20,607	13,477

	$34,823	$25,810
(2) Original amount	$1,576	$923
Less - accumulated amortization	509	470

	$1,067	$453

The estimated aggregate amortization of customer related intangible asset for the following years is as follows: 2007: $374 thousand, 2008: $255 thousand, 2009: $210 thousand,: 2010: $148, and 2011: $80thousand.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Short-Term Bank Credit and Other:

Composition:

	Average Interest rate
	December 31,		December 31,
	2006	Linkage	2006	2005
	%	Basis	(in thousands)

Bank overdraft and loans	7.5	NIS	$27	$2,654
Short-term bank loans	-	CPI	-	12
Short-term bank loans	-	Dollar	-	5,556
Promissory note to Fimi	-	Dollar	-	4,293
Short-term bank loans	5.98	Euro	55	1,580
Current portion of long-term bank loan	5.84	Euro	527	-
			$609	$14,095

Note 7 – Accrued Severance Pay, Net:

A.	Accrued Liability:

The Company is liable for severance pay to its employees pursuant to the applicable local laws prevailing in the respective countries of employment and employment agreements. For Israeli employees, the liability is partially covered by individual managers’ insurance policies under the name of the employee, for which the Company makes monthly payments. The Company may make withdrawals from the managers’ insurance policies only for the purpose of paying severance pay.

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:
	December 31,
	2006	2005
	(in thousands)

Accrued severance pay	$5,769	$4,733
Less - amount funded	4,051	3,424

	$1,718	$1,309

B.	Expenses:

The expenses related to severance pay for the years ended December 31, 2006, 2005, and 2004 were $925, $383, and $766 thousand, respectively.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Provision for Losses in Formerly-consolidated Subsidiary:

Liraz, a wholly owned subsidiary of the company, is liable for losses in a former subsidiary it had consolidated until the second quarter of 2001. The provision for such liability as of December 31, 2006 and December 31, 2005, was accounted for under SFAS No. 5 and amounted to $2 million, representing the maximum potential amount Liraz has guaranteed to secure a bank loan of the said subsidiary. Under its terms, such guarantee may be reduced to the extent that the subsidiary raises additional share capital. The guarantee will be outstanding until November 2007 (see also Note 2J, with respect to the investment in Cicero).

Note 9 – Loans from Banks and Others:

A.           Composition:

December 31, 2006		December 31, 2006			December 31, 2005
Average Interest rate	Linkage	Long-term liabilities	Current portion	Total long-term liabilities net of current portion	Total long-term liabilities net of current portion

%	Basis	(in thousands)			(in thousands)

7.28	Dollar	$10,554	$-	$10,554	$3,836
-	NIS	-	-	-	1,694
5.83	Euro	10,000	527	9,473	2,859
		$20,554	$527	$20,027	$8,389

*	The loans bear interest based on the LIBOR.

In connection with certain loan agreements, the Company committed to certain covenants related to its operation – see Note 10.A.10. As of December 31, 2006, The Company met all such financial covenants.

B.           Long-term Loans from Banks and Other are Due as Follows:

	December 31,
	2006	2005
	(in thousands)

First year (current portion)	$527	$355
Second year	7,558	2,227
Third year	1,620	4,150
Fourth year and thereafter	10,849	2,012

Total	$20,554	$8,744

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Commitments and Contingencies:

A.           Commitments:

1.	The Company is obligated to pay management fees to Formula in an annual amount equal to 3% of the revenues, but not more than $180 thousand.

2.
The Company rents its offices, vehicles and, other equipment under various operating lease agreements. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2006 were as follows:

	Office Facilities	Vehicles, Equipment, and Other

Fiscal 2007	$1,837	$1,226
Fiscal 2008	1,209	800
Fiscal 2009	258	244
Fiscal 2010	119	4
Thereafter	44	-
	$3,467	$2,274

3.
Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of December 31, 2006, there are outstanding bank guarantees on behalf of customers in the aggregate amount of $360 thousand.

4.	Through December 31, 2006, Mainsoft entered into a grant agreement with the OCS, for the development of Visual MainWin for J2EE.

Royalties of 3% are payable to the OCS on sales of Visual MainWin for J2EE up to 100% of the dollar-linked grant received with regard to funded product.

The balance of the contingent liability relating to the above royalties as of December 31, 2006 amounted to approximately $1.8 million.

5.
As of January 1, 2004 a wholly owned subsidiary entered into a grant agreement with the OCS, for the development of PowerText. Royalties of 3% are payable to the OCS on sales of PowerText up to 100% of the dollar-linked grant received with regard to the funded product. As of December 31, 2006 the balance of the contingent liability relating to the above royalties amounted to approximately $235 thousand.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Commitments and Contingencies (cont.):

A.  Commitments (cont.):

6.
Through December 31, 2004, MultiConn Technologies entered into a grant agreement with the OCS, for the development of WS4Legacy, (formerly known as eXperanto). Royalties of 3% are payable to the OCS on sales of WS4Legacy up to 100% of the dollar-linked grant received in regard to the funded product.

The balance of the contingent liability relating to the above royalties at December 31, 2006 amounted to approximately $615 thousand.

7.	As to a guarantee of debt by Cicero – see Note 8.

8.
In 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide a wholly owned subsidiary of the Company together with a Company incorporated in Singapore, financing for the development of a Java report generator based on legacy text file input. Accordingly, the foundation agreed to award the subsidiary up to $100 thousand repayable according to an agreed schedule. As of December 31, 2006, the subsidiary received $45 thousand of the grant. The grant is required to be repaid in installments based on sales of the funded product up to the amount of the grant.

9.
The Company’s subsidiary, I-Ter, is entitled to funds to developeEasy4Plan product from the Ministry of Production in Italy. Easy4Plan is a workflow management tool designed for ISO9000 companies. Approximately 30% of the funds are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. The development period ended in September 2006. Pending the final approval of the Ministry of Production, the Company anticipates that during  2007 I-Ter will receive a total aggregate amount of $650 thousand.

10.
In connection with the credit line extended to the Company by Bank Leumi Le’Israel Ltd., Bank Discount Le’Israel Ltd, Bank Ha’Poalim Ltd., and the First International Bank Ltd., the Company committed to certain covenants related to its operation such as:

a)	Maintaining a minimum level of shareholders’ equity of no less than 40% of the Company’s total assets and no less than $40 million;

b)	Maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and

c)	Maintaining the ratio of the Company bank liabilities to current assets, excluding other current assets, of no more than 55%.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Commitments and Contingencies (cont.):

A.        Commitments (cont.):

10.              (Cont.)

As of December 31, 2006, the Company met all such financial covenants.

No liability was recorded in the Company’s financial statements with respect to the guarantees mentioned above, except for the guarantee on behalf of Cicero (see Note 8),

B.      Contingencies:

1.
In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class action. The claim relates to the acquisition of Liraz shares that the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $7.3 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. The Company believes that the allegations against it in this proceeding are without merit and intends to vigorously defend the claim and contest the allegations made therein.

2.
The Company evaluates estimated losses for indemnifications due to product infringement under SFAS No. 5, “Accounting for Contingencies,” as interpreted by FIN 45. At this time, it is not possible to determine the maximum potential amount under these indemnification clauses due to lack of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements and we have not accrued any liabilities related to such indemnification obligations in our financial statements.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity:

A.  Share Capital:

1.
On January 31, 1997, 3,120,000 ordinary shares of the Company were offered in an initial public offering (the “IPO”) at a price of $7.50 per share. Since the above transaction, the Company’s shares have been traded in the United States on the NASDAQ Global Market. Their current symbol is “BPHX.”

2.
On July 22, 1997, 1,200,000 ordinary shares of the Company were offered in a second public offering, at a price of $27.00 per share, of which 600,000 ordinary shares were issued by the Company and 600,000 ordinary shares were sold by existing shareholders.

3.
During the years 1998 through 2002, two subsidiaries of the Company purchased a total of 1,870,565 the Company’s shares for a total consideration of $14.7 million. All of the Company’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company’s subsidiaries have no voting rights and, therefore, are excluded from the number of its outstanding shares. In January 2006, the Company’s subsidiary sold an aggregate of 136,000 of the shares held by it to Israeli institutional investors in Israel, for aggregate consideration of approximately $534 thousand. In February 2006, the Company’s subsidiary transferred 86,791 shares to Outlook Systems and BluePhoenix issued 51,620 ordinary shares on its behalf (See note 2.D).

4.	In January 2001, the Company’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the “Dual Listing” arrangement.

5.	In November 2002, the Company issued to Liraz’s selling shareholders, including Formula, 3,478,624 ordinary shares, constituting an aggregate of 26% of the Company’s outstanding share capital.

6.	In the first quarter of 2007 FIMI exercised 210,000 warrants (see note 2.E)

7.	In the first quarter of 2007, the Company issued to Infinity 100,719 ordinary shares (see Note 2.E.).

B.   Share Options:

1.        Employee Share Option Plans:

a)        The 1996 Share Option Plan:

In 1996, the Company adopted two option plans. One of these option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 3,700,000 ordinary shares for issuance to  officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (cont.):

B.   Share Options (cont.):

1.        Employee Share Option Plans (cont.):

a)         The 1996 Share Option Plan (cont.):

The total fair value of options vested during the year ended December 31, 2006 was $40 thousand.

Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three-year period from the date of grant and expire 10 years after grant date. Unvested options are forfeited upon termination of employment.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (cont.):

B.       Share Options (cont.):

1.        Employee Share Option Plans (cont.):

a)         The 1996 Share Option Plan (cont.):

The following table summarizes information about fixed share options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding on December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable on December 31, 2006	Weighted Average Exercise Price
$		Years	$		$

2.25	395,000	6.25	2.25	291,000	2.25
3.00	106,701	6.50	3.00	106,701	3.00
3.00	63,600	5.50	3.00	63,600	3.00
3.00	80,000	5.09	3.00	53,333	3.00
3.50	34,700	6.50	3.50	34,700	3.50
4.00	200,000	6.83	4.00	200,000	4.00
4.00	150,000	9.00	4.00	150,000	4.00
4.50	38,533	4.50	4.50	38,533	4.50
4.50	63,000	8.67	4.50	63,000	4.50
5.00	37,400	8.83	5.00	37,400	5.00
5.00	430,712	9.00	5.00	430,712	5.00
5.50	13,000	3.83	5.50	13,000	5.50
5.50	75,000	9.58	5.50	-	5.50
6.00	28,000	7.00	6.00	28,000	6.00
6.00	143,721	7.42	6.00	143,721	6.00
6.00	150,000	8.67	6.00	150,000	6.00
6.50	2,000	7.00	6.50	2,000	6.50
8.00	80,000	2.50	8.00	80,000	8.00
9.63	43,000	3.25	9.63	43,000	9.63
10.50	88,600	4.25	10.50	88,600	10.50

	2,222,967			2,017,300

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (cont.):

B.        Share Options (cont.):

1.        Employee Share Option Plans (cont.):

b)        Options granted to employees of a subsidiary:

In August 2000, in connection with the purchase of a controlling interest in a subsidiary, the Company granted options to certain employees of the subsidiary to purchase an aggregate of 125,000 of the Company’s ordinary shares of which 55,000 were cancelled. The exercise price of the options is $9.625 per share. All of these options are currently exercisable. The options shall expire in August 2010.

Data related to the share option plan as of December 31, 2006, 2005 and 2004 and changes during the years ended on those dates are as follows:
	2006		2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$		$

Options outstanding at beginning of year	2,765,817	4.78	2,132,587	5.00	2,159,993	4.99
Changes during the year:
Granted	75,000	5.5	834,712	4.96	163,721	6.00
Exercised	(206,796)	3.53	(10,299)	3.05	(33,767)	3.56
Forfeited	(411,054)	6.19	(191,183)	8.04	(157,360)	6.29

Options outstanding at end of year	2,222,967	4.60	2,765,817	4.78	2,132,587	5.00

Options exercisable at year-end	2,017,300	4.71	2,399,484	4.78	877,049	6.08

Weighted-average fair value of options granted during the year*	2.65		1.47		1.71

*
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2006 – 45%, 2005 - 41%, 2004 - 26%; risk-free interest rate: 2006- 4.97%, 2005 - 3.93%, 2004 - 2.78%; and expected life: 2006 and 2005 - 5.5 years, 2004  - 3 years.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate intrinsic value of outstanding and exercisable options at December 31, 2006 was $3,590 thousand and $3,025 thousand, respectively.

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividends payouts and may be subject to change in the future.

The Company uses historical volatility in accordance with FAS 123R. The computation of volatility uses historical volatility derived from the Company’s exchange-traded shares.

The risk-free interest assumption is the implied yield currently available on U.S. Treasury zero-coupon bonds, issued with a remaining term equal to the expected life term of the Company’s options.

          As permitted by SAB 107, the Company used the simplified method to compute the expected option term for options granted in 2006.

Note 11 – Shareholders’ Equity (cont.):

B.   Share Options (cont.):

1.        Employee Share Option Plans (cont.):

c)    Acceleration:

In anticipation of the effects that adoption of SFAS No. 123R would have, and under the Company’s management belief that in the currently increasing competition in the labor market, an acceleration may have a positive effect on employee morale and retention, the Compensation Committee and Board of Directors approved and made effective on December 27, 2005 the acceleration of several unvested stock options. As a result, 144,990 and 1,228,997 unvested stock options were accelerated in the Company and in its subsidiary, respectively.

2.        Convertible Debentures and Warrants:

On March 30, 2004, the Company completed a $5 million private placement of convertible debentures and warrants to four institutional investors. On February 18, 2005, the institutional investors and the Company amended certain terms of this transaction.

Pursuant to the amended agreement, the debentures are due in 2007 and bear interest at a rate equal to the six-month LIBOR, paid quarterly in cash or in a number of BluePhoenix ordinary shares, at the Company’s discretion. The debentures are convertible into BluePhoenix’s ordinary shares at a conversion rate of $5.25 per ordinary share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events, and (ii) anti-dilution adjustments. Following an event of adjustment in January 2006, the conversion rate of the debentures was adjusted to $5.24 per ordinary

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

share. The conversion rate with respect to payments of interest on the debentures will be equal to 90% of the volume weighted average price of BluePhoenix ordinary shares on the NASDAQ Global market during the 20 trading days preceding the date of payment of interest. In the event that the volume weighted average price per ordinary share (as calculated in the preceding sentence) for any 20 consecutive trading days exceeds $6.55, the Company may force the holders of the debentures to convert any or all of the principal amount of the debentures held by them as of such date, subject to, among other things, the Company having an effective resale registration statement at such time for the resale of the ordinary shares underlying the debentures.
In addition to the debentures, the institutional investors were issued warrants to purchase up to 285,714 BluePhoenix ordinary shares at an exercise price of $6.50 per share, subject to adjustments similar to those pertaining to the conversion price of the debentures. The warrants are exercisable during a 5-year period commencing September 2004.

Note 11 – Shareholders’ Equity (cont.):

B.   Share Options (cont.):

2.        Convertible Debentures and Warrants (cont.):

As agreed with the investors, the registered shares underlying the debentures and warrants are registered for resale under the effective registration statement. In accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rations,” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), a portion of the proceeds of the convertible debentures issued with detachable warrants was allocated to the warrants and to the convertible instrument at the time of issuance. Amounts allocated to the warrants were accounted for as liabilities, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock,” and were revalued, based on the fair values of the underlying shares, on each reporting date, against financial expenses (income). The financial expenses relating to the change in the value of the warrants derivative amounted to $104 thousand and $45 thousand for the years ended 2004 and 2005, respectively.

Since any future dilutive issuance is under the control of the Company, and the anti-dilution adjustment is limited, the Company accounted the debentures as conventional convertible instruments.

As a result, at the issuance date, a beneficial conversion feature was recorded on the debentures, in the

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amount of $173 thousand, since the effective conversion price of the debentures was lower than the fair value of the shares on the commitment date.

The Company applied EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” and EITF 05-7 “Accounting of Modification to Conversion Option Embedded in Debt Securities and Related Issues” to determine the accounting for the modification on February 18, 2005. The change in the term of the convertible debentures was accounted for as a modification of the instrument as a result of the application of the 10% test on the modified debenture and the original debenture. As a result the change in the debt instrument is not considered substantially different (less then 10%).

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (cont.):

B.       Share Options (cont.):

2.        Convertible Debentures and Warrants (cont.):

A new effective interest rate was determined based on the carrying amount of the original debt instrument and the revised cash flows. The deemed discount of the debentures is deducted from the liability and the issuance expenses, which are recorded as an asset, and is amortized using the interest method over a period of 44 months, the term of the debentures.

The difference between the fair value of the conversion option immediately following such modification and the fair value immediately prior to the modification, was recognized as a discount associated with the debt, and the offset to the discount was recognized in equity in accordance with EITF 05-7 in the amount of $325 thousand. The difference between the fair value of the modified warrants and the fair value of the original warrants (the warrants are revaluated based on the fair values of the underling shares) was deducted from the warrant derivative against a discount. The financial expense relating to the amortization of the discount of the debentures amounted to $217, $276 and $303 thousand for the years ended December 31, 2004, 2005 and 2006, respectively.

On March 15, 2005, as the Form F-3 relating to the convertible debentures was declared effective by the Securities Exchange Commission, the Company classified the fair value attributed to the warrants as equity. The warrants were revaluated to their fair value until such date.

In November 2006, several investors converted $178 thousand principal amount of the debentures into equity and accordingly the company issued 33,800 ordinary shares. Consequently, the respective  unamortized discount and the beneficial conversion feature were charged to earnings.

Pursuant to the Company’s agreement with the institutional investors, in March 2006, three of the investors exercised their right to purchase additional debentures and warrants. Accordingly, the Company issued to the investors debentures in an aggregate purchase price of $3 million on the same terms as the initial debentures, except that the conversion price is $4.50 per share and is due in 2009.

In addition, the institutional investors were issued additional warrants on the same terms as the initial warrants, to purchase an aggregate of up to 200,000 BluePhoenix ordinary shares. The warrants are exercisable during a 5-year period commencing on September 2006.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (cont.):

B.        Share Options (cont.):

2.        Convertible Debentures and Warrants (cont.):

In the event that the volume weighted average price per ordinary share (as calculated in the preceding sentence) for any 20 consecutive trading days exceeds $5.625, the Company may force the holders of the debentures to convert any or all of the principal amount of the debentures held by them as of such date, subject to, among other things, the Company having an effective resale registration statement at such time for the resale of the ordinary shares underlying the debentures.

In accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", a portion of the proceeds of the convertible debentures issued with detachable warrants was allocated to the warrants and to the convertible instrument at the time of issuance. Amounts allocated to the warrants were accounted for as liabilities, in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Own Stock," and were revalued, based on the fair values of the underlying shares, on each reporting date, against financial expenses (income). The financial income relating to the change in the value of the warrants derivative amounted to $9 thousand for the year ended December 31, 2006.

Since the debentures include an anti-dilution adjustment and the conversion price is not fixed, the Company recorded the embedded conversion feature at fair value in the amount of $1.35 million and it's being marked to market in accordance with EITF 00-19 and EITF 05-02 "Meaning of Conventional Convertible Debt Instrument in Issue No. 00-19". Financial expenses relating to the reevaluation of the conversion feature amounted to $82 thousand in fiscal 2006.

In May 2006, as the Form F-3 relating to the convertible debentures was declared effective by the Securities Exchange Commission, the Company classified the fair value attributed to the warrants as equity. The warrants were revaluated to their fair value until such date.

During the fourth quarter of 2006, several investors converted $1 million principal amount of the debentures into equity and accordingly were issued 223,333 ordinary shares. Consequently, the relative carrying amount of the debentures and the embedded conversion features were charged to equity.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (cont.):

B.     Share Options (cont.):

3.
In February 2006, the Company completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of NIS 54 million that were equal at that time to approximately $11.5 million. The price of the notes as determined in the offering was 98% of the principal amount of the notes, and the gross proceeds from the offering of the notes totaled $11.2 million. The notes bear interest at a rate of LIBOR 3 months +1.5% per annum, payable every 3 months beginning on May 1, 2006, with the last payment to be made on February 1, 2011. The principal of the notes is payable in four equal annual installments on February 1 of each of 2008 through 2011. The principal and interest of the notes are linked to the U.S. Dollar, with a minimum rate of the issuance date exchange rate. Under certain terms, the Company may call for an early redemption of the notes, after February 1, 2008. The notes are convertible into ordinary shares of BluePhoenix at a conversion rate of one ordinary share per NIS 26 ($6.15) principal amount of notes, subject to adjustments.  Holders may convert their notes into BluePhoenix ordinary shares on any trading day, beginning on the date the notes were first listed for trading until the closing of trade on January 16, 2011. The convertible notes are not secured.

The notes are traded on the TASE. The notes and the shares underlying the notes have not been registered under the Securities Act, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

The minimum level of the exchange rate was accounted for as an embedded put option and accordingly was bifurcated from the host debt contract. The put option was recorded at fair value on the issuance date and is being marked to market in accordance with SFAS No 133" Accounting for Derivative Instruments and Hedging Activities". During 2006, financial expenses amounted to $808 thousand in connection with the granted put option.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (cont.):

B.       Share Options (cont.):

4.         Employee Option Plans in a Subsidiary:

A subsidiary granted options to its employees to purchase the subsidiary’s shares. The options are exercisable during a 3-year period after the date of grant. A summary of the status of the option plans as of December 31, 2006 and 2005 and changes during the years then ended is given below:

	2006		2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$

Options outstanding at beginning of year	4,679,487	0.84	4,463,487	0.97
Changes during the year:
Granted	-	0.65	426,000	0.65
Exercised	-		-
Forfeited/cancelled	(295,500)	0.85	(210,000)	0.85

Options outstanding at end of year	4,383,987	0.84	4,679,487	0.84

Options exercisable at year-end	4,383,987	0.84	4,679,487	0.84

Weighted-average fair value of options granted during the year *	-		0.22

*
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2005 - 44%; risk-free interest rate: 2005 - 3.93%, and expected life: 2005 - 3 years.

The following table summarizes information about fixed share options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price
$		Years	$		$

0.1–0.50	783,421	9.58	0.26	783,421	0.26
0.65	2,479,173	6.33	0.65	2,479,173	0.65
0.75–2.5	1,121,393	16.15	1.72	1,121,393	1.72

	4,383,987			4,383,987

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (cont.):

C.           Dividends:

1.	The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

2.
In the event of a distribution of cash dividends out of retained earnings, regarding which the Company was tax exempt due to the “Approved Enterprise” status under the Israeli law of encouragement of capital investments, 1959, of its approved operations, the Company would have to pay a 25% tax on the said amount. The Company has determined that it will not distribute any amounts of its undistributed tax exempt income as dividend.

Note 12 – Monetary Balances in Non-dollar Currency:

	December 31,
	2006	2005
	(in thousands)

ASSETS:
Current assets	$12,422	$16,128
Long-term assets	9	58

	12,431	16,186

LIABILITIES:
Current liabilities	9,287	11,984
Long-term liabilities	10,639	4,684

	19,926	16,668

Net monetary liabilities	$(7,495)	$(482)

Note 13 – Taxes on Income:

A.        Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” as defined by this law, and as such is entitled to certain tax benefits including, inter alia, depreciation at increased rates as stipulated by regulations published under the Inflationary Adjustments Law and has the right to deduct for tax purposes, over a period of 3 years, expenses relating to public issuance of shares. If realized, any tax benefit relating to issuance expenses is credited to additional paid-in capital.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Taxes on Income (cont.):

B.       Tax Rate Applicable to Income in Israel:

On July 25, 2005, the Law for Amendment of the Income Tax Ordinance (Amendment No. 147) became effective. Pursuant to this amendment, the income tax applicable to Israeli companies will be gradually reduced from 34% in 2005 to 25% in 2010 and henceforth. The regular corporate tax In Israel in 2006 is 31%. Deferred Income taxes balances were adjusted accordingly and effect of such adjustment was not material. This tax rate decrease is not expected to have a material effect on the Company’s financial position.

C.        Deferred Income Taxes:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2005 and 2006 the Company’s deferred taxes were in respect of the following:
	December 31,
	2006	2005
	(in thousands)

Net operating losses carry forwards	$27,251	$25,034
Software development costs	1,169	1,566
Provisions for employee rights and other temporary differences	824	735

	29,244	27,335
Valuation allowance	(29,233)	(27,311)

	$11	$24

*	The Company’s management cannot determine whether it is more likely than not that the deferred tax asset relating to net operating losses will be realized.

D.        Non-Israeli Subsidiaries:

Non-Israeli subsidiaries are taxed based upon tax laws in the country of domicile of the respective subsidiary.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Taxes on Income (cont.):

E.           Income before Taxes on Income is Composed as Follows:
	Year ended December 31,
	2006	2005	2004
	(in thousands)

Domestic (Israel)	$3,037	$(1,560)	$(5,097)
Foreign	1,670	3,637	8,792

	$4,707	$2,077	$3,695

F.           Taxes on Income Included in the Statements of Income:
	Year ended December 31,
	2006	2005	2004
	(in thousands)

For the reported year - current:
Domestic (Israel)	$28	$8	$15
Foreign	286	164	98

	314	172	113
Taxes related to prior years	(609)	(81)	(133)
Deferred taxes, net	13	58	280

	$(282)	$149	$260

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Taxes on Income (cont.):

G.	A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rates and the actual tax expense is as follows:
	December 31,
	2006	2005	2004
	(in thousands)
Income before taxes on income, per consolidated statements of income	$4,707	$2,077	$3,695

Theoretical tax expense (35% in 2004, and 34% in 2005 and 31% in 2006)	1,459	706	1,293

Decrease in taxes resulting from permanent differences:
State income tax, net of federal benefit	(4)	(67)	8
Tax exempt income	-	-	(246)
Non-deductible expenses	387	282	70
Effect of different tax rates in foreign subsidiaries	407	(105)	-
Taxes related to previous years	(609)	(81)	(133)
Carry-forward losses and research and development costs for which the Company provided an allowance	(1,922)	(649)	(432)
Other	-	63	(300)

Taxes on income in the consolidated statements of income - for the reported year	$(282)	$149	$260

Effective tax rate	-	7%	7%

H.        Tax Losses:

The Company and its subsidiaries in Israel have NOL carry forwards for income tax purposes as of December 31, 2006 totaling $52 million.

I.         Tax Assessments:

The Company received final tax assessments in Israel through tax year 2002.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Supplementary Financial Statement Information:

A.       Balance Sheets:

1.   Trade Accounts Receivables:

	December 31,
	2006	2005
	(in thousands)

Trade accounts receivable	$27,156	$18,824
Less provision for doubtful accounts	(667)	(681)

	$26,489	$18,143

2.  Other Current Assets:

	December 31,
	2006	2005
	(in thousands)
Government departments and agencies	$287	$545
Advances to suppliers and others	140	332
Employees	-	132
Prepaid expenses	1,697	1,000
Related parties	30	12
Short-term lease deposits	193	273
Interest and other income receivable	749	201

	$3,096	$2,495

3.         Accounts Payable and Accruals – Other:

	December 31,
	2006	2005
	(in thousands)

Government departments and agencies	$370	$336
Employees and wage-related liabilities	4,994	4,018
Accrued expenses and other current liabilities	1,565	2,570

	$6,929	$6,924

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Supplementary Financial Statement Information (cont.):

A.       Balance Sheets (cont.):

4.      The Company’s Long-lived Assets are as Follows:
	December 31,
	2006	2005
	(in thousands)

Israel	$24,892	$17,718
U.S.A.	10,796	9,028
Europe (other than Denmark)	1,590	3,118
Denmark	501	351

	$37,779	$30,215

Long-lived assets information is based on the physical location of the assets at the end of each of the fiscal years.

The Company does not identify or allocate goodwill by geographic areas.

B.           Statements of Operations:

       1.     Geographic Areas Information:

Sales: Classified by Geographic Areas:

The Company adopted Statement of financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information", ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). the total revenues are attributed to geographic areas based on the location of end customers.

The following present total revenues for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2006	2005	2004
	(in thousands)

USA	$15,048	$17,423	$20,438
Europe (other than Denmark)	28,449	18,643	15,860
Denmark	10,304	12,334	10,122
Israel	10,156	7,991	8,353
Other	4,047	2,556	2,413

	$68,004	$58,947	$57,186

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales by geographic areas are determined based on the customer’s location.

Note 14 – Supplementary Financial Statement Information (cont.):

B.        Statements of Operations (cont.):

2.         Principal Customers:

Major customer over 10% of the Company’s revenues:

	2006	2005	2004
Customer A	11%	17%	15%
Customer B	15%	-	-

3.               Financial Expenses, Net:
	Year ended December 31,
	2006	2005	2004
	(in thousands)

Interest income	$237	$191	$205
Foreign currency translation adjustments (see Note 1A4)	(50)	(580)	69
Interest expense	(1,117)	(898)	(632)
Debentures and convertible debt financial expenses	(2,981)	(938)	(688)
Income from derivative financial instruments and marketable securities	396	247	164

	$(3,515)	$(1,978)	$(882)

4.               Gain on Realization of Shareholdings:
	Year ended December 31,
	2006	2005	2004
	(in thousands)

Cicero	$-	$-	$171
Other	-	-	(59)

	$-	$-	$112

5.               Other Income, Net:
	Year ended December 31,
	2006	2005	2004
	(in thousands)

Gain (loss) on sale of property and equipment	$-	$35	$(14)
Dividend income (*)	282	-	703
Other	-	69	286

	$282	$104	$975

(*)	Dividend income from Steps Ventures, An Israeli venture capital investment group, in which the Company holds 375,000 shares representing 3.75% of their outstanding share capital.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Supplementary Financial Statement Information (cont.):

C.        Earnings Per Share:

Basic earnings per share (“EPS”) was computed based on the average number of shares outstanding during each year, after giving retroactive effect to stock dividends and stock splits. In computing diluted EPS, effect was given to share options outstanding in each period, using the treasury stock method, provided that such effect is not anti-dilutive.
The following table sets forth the computation of basic and diluted net earnings per share.

	Year ended December 31,
	2006	2005	2004
	(in thousands)
1. Numerator:
Amount for basic earning per share – income available to shareholders	$4,672	$1,789	$2,846

Effect of dilutive securities	-	-	276
Amount for diluted earnings per share – income available to shareholders	4,672	1,789	3,122

2. Denominator:
Denominator for basic net earnings per share - weighted average of shares	13,889,483	13,556,627	13,522,866

Effect of dilutive securities:
Employee share options	481,421	403,382	477,713

Dilutive effect of issued debentures	-	-	678,447

Potential dilutive ordinary shares	481,421	403,382	1,156,160

Denominator for diluted net earnings per share - weighted average shares and assumed exercise of options	14,370,904	13,959,909	14,679,026

Basic net earnings per share	$0.34	$0.13	$0.21

Diluted net earnings per share	$0.33	$0.13	$0.21

Employees share options and warrants issued to purchase  1,315,935, 1,677,609 and 1,318,817 shares at various prices between $4.5 and $10.5 per share were outstanding during the years of 2006, 2005, and 2004, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was higher than the average market price of the ordinary shares.
 715,649 and 3,048,930 shares underlying the convertible debentures and notes were excluded from the computation of diluted EPS in 2006 and 2005 respectively, since their inclusion would have had an anti-dilutive effect on EPS.

        BLUEPHOENIX SOLUTIONS LTD.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Transactions with Related Parties:
	Year ended December 31,
	2006	2005	2004
	(in thousands)
Formula, its subsidiaries and other associated companies:
A. Selling, general and administrative expenses:
management fees (Note 10A1)	$180	$180	$180

B. Revenues from sale of software conversion tool and software services to related parties	$1,214	$1,694	$1,973

C. Cost of revenues relating to services from related parties	$1,217	$1,761	$2,315

D. Reimbursement related to services rendered to affiliated and other companies	$43	$41	$235

E.
Arie Kilman was nominated as the Company’s Chief Executive Office in May 2003. In his former position as Liraz’s chairman of the board of directors, he was granted by Liraz in May 2002 a loan in an amount equal to approximately $300 thousand, linked to the Israeli Consumer Price Index, and bearing annual interest at a rate of 4%. Under the terms of the loan, the loan was repaid to Liraz in four equal annual installments, the last one of which was made in 2006.  Mr. Kilman has fully complied with all loan payment obligations under the loan agreement.

G.
In January 2006, the company entered into a services agreement with TIS Ltd., ("TIS"), a Cypriot company. Under the agreement, TIS provided the Company with consulting and other professional services. When the Company signed the agreement with TIS, 38.8% of the share capital of TIS was held by CTI Ltd., ("CTI"), a Cypriot company. Mr. Kilman, the Company’s chief executive officer and director holds 49% interest in CTI. Therefore, the transaction was considered as a related party transaction and the company obtained the necessary approvals required under Israeli law. In November 2006, Mr. Kilman notified the company that CTI sold the shares it held in TIS and it was no longer a shareholder of TIS. In 2006, the company paid fees to TIS in an aggregate amount of $300 thousand.

Note 16 - Subsequent Events:

In 2007 first quarter, several investors converted $1.2 million principal amount of debentures issued in March 2004 into 229,008 ordinary shares, and $2.0 million principal amount of debentures issued in March 2006 into 443,334 of the Company's ordinary shares (see also Note 11B2).